1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 22, 2016	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2015 ANNUAL RESULTS ANNOUNCEMENT

The board of directors of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2015. This announcement, containing the main text of the 2015 annual report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2015 annual report of the Company and its printed version will be published and delivered to the H shareholders of the Company and available for view on the websites of the Hong Kong Stock Exchange at http://www.hkex.com.hk and of the Company at http://www.chalco.com.cn on or before 30 April 2016.

CONTENTS

2	Corporate Profile
6	Corporate Information
10	Financial Summary
16	Directors, Supervisors, Senior Management and Staff
31	Particulars and Changes in Structure, and Details of Substantial Shareholders
38	Chairman's Statement
45	Management's Discussion and Analysis of Financial Position and Results of Operations
55	Report of the Board
65	Report of the Supervisory Committee
72	Report on Corporate Governance and Internal Control
98	Significant Events
107	Connected Transactions
127	Independent Auditors' Report
129	Consolidated Statement of Financial Position
132	Consolidated Statement of Comprehensive Income
134	Consolidated Statement of Changes in Equity
136	Consolidated Statement of Cash Flows
138	Notes to Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina; primary aluminum and aluminum alloy products; operating of coal and electricity businesses, trading of non-ferrous metal products as well as logistics business.

The Group is a leading enterprise in non-ferrous metal industry. In terms of comprehensive scale, we ranked among the top enterprises in global aluminum industry.

The core competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina and primary aluminum markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources to ensure sustainable development;

*	its excellent management team and a group of highly skilled technical expertise of a complete range;

*	its sustainable scientific innovation capacity and complete scientific innovation system;

*	its active promotion on strategic transformation and clear development strategy;

*	its complete industrial chain with alumina and primary aluminum industry as its core;

*	its advanced enterprise culture and good brand image.

The Group is principally comprised of the following branches, subsidiaries, joint ventures and associates:

Branches:

*	Henan branch (mainly engaged in producing alumina products);

*	Guizhou branch (mainly engaged in producing primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Co., Ltd. ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Alloy Materials Co., Ltd. ("Shandong Huayu") (mainly engaged in producing aluminum alloy products);

*	Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Co., Ltd. ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Co., Ltd. ("Chalco Trading") (mainly engaged in the trading of non-ferrous metal products);

*	Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	Chalco Shandong Co., Ltd. ("Chalco Shandong") (mainly engaged in producing alumina products);

*	Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Company") () (mainly engaged in producing alumina products);

*	Chalco Zhengzhou Research Institute of Non-ferrous Metal ("Zhengzhou institute") () (mainly engaged in research and development services);

*	China Aluminum Tai Yue Mining Company Limited ("Tai Yue Mining") (mainly engaged in mining bauxite);

*	Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development);

*	Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (mainly engaged in power generation and coal resources development);

*	Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (mainly engaged in producing alumina products);

*	China Aluminum Logistics Group Corporation Co., Ltd ("Chalco Logistics") (mainly engaged in logistics transportation).

Joint ventures:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company holds 33% shares as of 31 December 2015.

Associates:

*	Hua Dian Ningxia Ling Wu Power Co., Ltd. ("Ling Wu Power") () (mainly engaged in thermal power generation) in which the Company holds 35% equity interest as of 31 December 2015.

*	Ningxia Jingneng Ningdong Electric Power Co., Ltd. ("Ningdong Power") () (mainly engaged in thermal power generation) in which the Company holds 35% equity interest as of 31 December 2015.

Corporate Information

1.	Registered name
Abbreviation of Chinese name
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	10 September 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Principal place of business	6th Floor, Nexxus Building,
	in Hong Kong	41 Connaught Road, Central, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR@chalco.com.cn

3.	Legal representative	Ge HonglinNote 1
	Company Secretary	Zhang ZhankuiNote 2
(Secretary to the Board)
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Yang Ruijun
securities related affairs
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
Department for corporate
	information and inquiry	Office to the Board
Telephone for corporate
	information and inquiry	+86(10) 8229 8560

Note 1:

Mr. Ge Honglin resigned from the positions of Executive Director and Chairman of the Company on 16 February 2016. Executive Director Mr. Ao Hong shall perform the duties of Chairman before a new Chairman of the Company is elected. After a new Chairman is elected, the Company will complete the formalities for change of legal representative in a timely manner.

Note 2:

Mr. Xu Bo resigned from the position of Company Secretary (Secretary to the Board) on 17 March 2016. On the same day, as approved at the 29th meeting of the fifth session of the Board, Mr. Zhang Zhankui was appointed as the Company Secretary (Secretary to the Board). The position of Mr. Zhang Zhankui as the Company Secretary came into effect immediately from the date thereof. His position as the Secretary to the Board shall come into effect from the date on which the certificate of qualification for secretary to the board of directors from the Shanghai Stock Exchange is obtained by him. Before that, Mr. Zhang Zhankui shall perform the duties of the Secretary to the Board.

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building, No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of
	enterprise legal person	100000000035734
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower,
Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
Postal code:100738

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
No.1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

The revenue of the Group for the year ended 31 December 2015 amounted to RMB123,446 million, representing a year-on-year decrease of 13.07%. Profit attributable to the owners of the parent for the year amounted to RMB206 million, and profit per share attributable to the owners of the parent for the year amounted to RMB0.01.

The following is the summary of the consolidated statements of comprehensive income for the year 2015 and year 2011 to year 2014:

	For the year ended 31 December
	2015	2014	2013	2012	2011
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated)	(Restated)	(Restated)	(Restated)

Continuing operations
Revenue	123,445,872	141,999,830	169,693,800	143,692,381	138,474,717
Cost of sales	(120,927,088)	(141,328,954)	(166,895,282)	(143,646,145)	(131,066,801)

Gross profit	2,518,784	670,876	2,798,518	46,236	7,407,916

Selling expenses	(1,775,254)	(1,763,031)	(1,873,180)	(1,846,424)	(1,500,213)
Administrative expenses	(2,334,071)	(4,838,387)	(2,953,232)	(2,756,539)	(2,559,710)
Research and development expenses	(168,869)	(293,766)	(193,620)	(184,683)	(206,430)
Impairment loss on property,
plant and equipment	(10,011)	(5,679,521)	(501,159)	(19,903)	(279,756)
Government grants	1,768,926	823,986	805,882	734,852	159,774
Other gains/(losses), net	5,023,600	356,935	7,399,252	(16,989)	502,462
Finance costs, net	(5,137,581)	(5,682,990)	(5,247,905)	(4,076,475)	(2,935,642)
Share of profits and losses of joint ventures	23,238	89,510	148,749	37,040	122,262
Share of profits and losses of associates	284,531	350,575	511,869	256,081	400,706

	For the year ended 31 December
	2015	2014	2013	2012	2011
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated)	(Restated)	(Restated)	(Restated)

Profit/(loss) before income tax
from continuing operations	193,293	(15,965,813)	895,174	(7,826,804)	1,111,369

Income tax (expense)/benefit
from continuing operations	230,420	(1,074,910)	(339,551)	371,092	(121,175)

Profit/(loss) for the year
from continuing operations	423,713	(17,040,723)	555,623	(7,455,712)	990,194

Discontinued operation
Profit/(loss) for the year
from discontinued operation	-	-	207,144	(1,187,299)	(299,048)

Profit/(loss) for the year	423,713	(17,040,723)	762,767	(8,643,011)	691,146

Profit/(loss) attributable to:
Owners of the parent	206,319	(16,208,170)	987,179	(8,233,182)	238,616
Non-controlling interests	217,394	(832,553)	(224,412)	(409,829)	452,530

Proposed final dividend in this year	-	-	-	-	-

The following is the summary of the consolidated total assets and total liabilities of the Group:

	As at 31 December
	2015	2014	2013	2012	2011
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated)	(Restated)	(Restated)	(Restated)

Total assets	189,269,251	192,843,607	199,719,252	175,333,383	157,453,270
Total liabilities	138,971,815	153,189,761	146,000,839	121,557,873	99,294,796

Net assets	50,297,436	39,653,846	53,718,413	53,775,510	58,158,474

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises

Item	For the year ended
31 December 2015
RMB'000

Operating loss	(3,831,079)
Profit for the year	423,713
Profit attributable to owners of the parent	206,319
Loss attributable to owners of the parent
after excluding gains or losses from non-recurring items	(6,432,129)
Net cash flows generated from the operating activities	7,231,450

Gains or losses from non-recurring items	For the year ended
31 December 2015
RMB'000

Gains or losses from the disposal of non-current assets	2,317,874
Government grants	1,768,926
Gain on fair value changes and disposal from the financial assets
and liabilities at fair value through profit or loss	(690,818)
Investment income from financial products	38,469
Interest income from entrusted loans, other borrowings	14,639
Reversal of impairment of receivables that had been subject
to individual impairment test	238,997
Other non-operating income and expenses, net	3,358,859

Gains from non-recurring items before income tax	7,046,946
Income tax expense for gains from non-recurring items	(178,721)
Gains from non-recurring items, net of income tax	6,868,225

Attributable to:
Owners of the parent	6,638,448
Non-controlling interests	229,777

Principal accounting information and financial indicators for 2015 and 2014 of the Group:

			Increase/
			(decrease)
			for the year
			of 2015
	2015	2014	over 2014
	RMB'000	RMB'000	(%)
		(Restated)

Revenue	123,445,872	141,999,830	(13.07)
Profit/(loss) before income tax	193,293	(15,965,813)	N/A
Profit/(loss) attributable to owners of the parent	206,319	(16,208,170)	N/A
Profit/(loss) attributable to owners of the parent
after excluding gains from non-recurring items	(6,432,129)	(17,333,423)	N/A
Basic earnings per share (RMB)	0.01	(1.20)	N/A
Diluted earnings per share (RMB)	0.01	(1.20)	N/A
Basic earnings per share after excluding gains
from non-recurring items (RMB)	(0.45)	(1.28)	N/A
Weighted average rate of return on
net assets (%)	0.61	(44.60)	N/A
Weighted average rate of loss on net assets after
excluding gains from non-recurring items (%)	(19.16)	(47.70)	N/A
Net cash flows generated from operating activities	7,231,450	13,818,759	(47.67)
Net cash flows generated from operating
activities per share (RMB)	0.51	1.02	(50.00)
Total assets	189,269,251	192,843,607	(1.85)
Equity attributable to owners of the parent	38,840,097	28,300,691	37.24
Equity attributable to owners of the parent
per share (RMB)	2.72	2.09	30.14

3.	Comparison between the financial information prepared in accordance with International Financial Reporting Standards and the PRC Accounting Standards for Business Enterprises

	Profit/(loss) attributable to
	owners of the parent		Equity attributable to
	for the year ended		owners of the parent
	31 December		as of 31 December

	2015	2014	2015	2014
	RMB'000	RMB'000	RMB'000	RMB'000
		(Restated)		(Restated)

Prepared in accordance with
the PRC Accounting Standards
for Business Enterprises	206,319	(16,208,170)	38,840,097	28,300,691

Prepared in accordance
with International Financial
Reporting Standards	206,319	(16,208,170)	38,840,097	28,300,691

Directors, Supervisors, Senior Management and Staff

1.	Profiles of Directors, Supervisors, Senior Management at present and during the reporting period

						Whether
					Total	receiving
					Emolument	emolument or
					paid/payable	allowance from
				Date of	by the	owners of the
				appointment/re-	Company	parent or other
Name	Position	Gender	Age	appointment	for 2015	related entity
				(Year-Month-Day)	(RMB'000)

Directors
Ge Honglin Note 1	Executive Director and	M	59	2015.2.26	0	Yes
	Chairman (resigned)
Ao Hong	Executive Director and President	M	54	2015.12.29	0	Yes
Luo Jianchuan Note 2	Executive Director and	M	52	2013.6.27	0	Yes
	President (resigned)
Liu Xiangmin	Executive Director and	M	53	2013.6.27	0	Yes
	Senior Vice President
Jiang Yinggang	Executive Director and	M	52	2013.6.27	713.2	No
	Vice President
Liu Caiming	Non-executive Director	M	53	2015.2.26	0	Yes
Wang Jun	Non-executive Director	M	50	2013.6.27	150.0	No
Wu Jianchang Note 3	Independent Non-executive	M	76	2013.6.27	0	No
	Director (resigned)
Ma Si-hang,	Independent Non-executive	M	64	2013.6.27	191.9	No
Frederick Note 4	Director (resigned)

Wu Zhenfang Note 5	Independent Non-executive	M	64	2013.8.30	47.2	No
	Director (resigned)
Chen Lijie	Independent Non-executive	F	61	2015.2.26	161.7	No
	Director
Hu Shihai	Independent Non-executive	M	61	2015.6.25	101.6	No
	Director
Lie-A-Cheong Tai	Independent Non-executive	M	56	2015.12.29	0	No
Chong, David	Director

						Whether
					Total	receiving
					Emolument	emolument or
					paid/payable	allowance from
				Date of	by the	owners of the
				appointment/re-	Company	parent or other
Name	Position	Gender	Age	appointment	for 2015	related entity
				(Year-Month-Day)	(RMB'000)

Supervisors
Zhao Zhao	Chairman of Supervisory	M	53	2013.6.27	0	Yes
	Committee
Yuan Li	Supervisor	M	57	2013.6.27	570.6	No
Zhang Zhankui Note 6	Supervisor (resigned)	M	57	2013.6.27	0	Yes
Wang Jun	Supervisor	M	45	2015.12.29	0	Yes

Senior Management
Xie Weizhi Note 7	Vice President and Chief	M	51	2013.3.8	653.4	No
	Financial Officer (resigned)
Qiao Guiling Note 8	Vice President (resigned)	F	47	2011.10.25	713.2	No
Xu Bo Note 9	Vice President (in office) and	M	51	2013.5.9	713.2	No
	Company Secretary
	(Secretary to the Board)
	(resigned)
Zhang Zhankui	Chief Financial Officer and	M	57	2015.11.13	59.8	No
	Company Secretary
	(Secretary to the Board)

Notes:

1.	Due to other work commitment, Mr. Ge Honglin resigned from the positions of executive Director and Chairman of the Company, with effect from 16 February, 2016.

2.	Due to other work commitment, Mr. Luo Jianchuan resigned from the positions of executive Director and President of the Company, with effect from 20 November 2015.

3.	Due to his age, Mr. Wu Jianchang resigned from the position of independent non-executive Director of the Company, with effect from 26 February 2015.

4.	Due to other work commitment, Mr. Ma Si-hang, Frederick resigned from the position of independent non-executive Director of the Company, with effect from 29 December 2015.

5.	Due to the investigation by the competent authority, Mr. Wu Zhenfang resigned from the position of independent non-executive Director of the Company, with effect from 2 April 2015.

6.

Due to other work commitment, Mr. Zhang Zhankui resigned from the position of Supervisor of the Company, with effect from 13 November 2015. Mr. Zhang Zhankui was appointed as the Chief Financial Officer by the Company on 13 November 2015 and was appointed as the Company Secretary (Secretary to the Board) by the Company on 17 March 2016.

7.	Due to other work commitment, Mr. Xie Weizhi resigned from the position of vice president and Chief Financial Officer of the Company, with effect from 13 November 2015.

8.	Due to other work commitment, Ms. Qiao Guiling resigned from the position of vice president of the Company, with effect from 16 February 2016.

9.

Due to other work commitment, Mr. Xu Bo resigned from the positions of the Company Secretary (Secretary to the Board), with effect from 17 March 2016. Mr. Xu Bo still serves as a vice president of the Company.

2.	Directors, Supervisors and Senior Management as at the latest practicable date prior to the issue of this annual report

Major Working Experience of directors ("Directors"), supervisors ("Supervisors") and Senior Management of the Company as at the latest practicable date prior to the issue of this annual report:

Executive Directors

Mr. Ao Hong, aged 54, is an executive Director and the President of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals* () and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (), the chairman of Guorui Electronics Co., Ltd.* (), the chairman of Guowei Silver Anticorrosive Materials Company* ) in Hong Kong and a deputy general manager of Aluminum Corporation of China* (). During this period, he also successively served as the chairman of the supervisory committee of the Company, chairman of the Labour Union of Aluminum Corporation of China ("Chinalco") (), the dean of Chinalco Research Institute of Science and Technology* () and the chairman of China Rare Earth Co., Ltd.* (). Mr. Ao has been serving as the President of the Company since 20 November 2015, and as an executive Director of the Company since 29 December 2015.

Mr. Liu Xiangmin, aged 53, is an executive Director and the senior vice president of the Company, and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy research and corporate management and has accumulated extensive and professional experience. He had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company and vice president of the Company.

Mr. Jiang Yinggang, aged 52, is an executive Director and a vice president of the Company, and has been serving the Company since 2001. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. Mr. Jiang has long been engaged in production operation and corporate management of production enterprises and has extensive and professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy manager and manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company.

Note:	Mr. Ge Honglin, the former executive Director and Chairman of the Company, has resigned on 16 February 2016. As at the date of this report, the Company has three executive Directors in total.

Non-executive Directors

Mr. Liu Caiming, aged 53, is a non-executive Director of the Company. He has been serving the Company since 2011, resigned in 2014 and was re-appointed in 2015. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), deputy general manager of China Non-ferrous Metals Construction Group Limited (), deputy general manager of China Nonferrous Construction Group Limited (), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd. (), and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. (). Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Province and assistant to the governor of Yunnan Province and director of SASAC of Yunnan Province. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Aluminum Corporation of China, during which, he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd. (), and president of China Copper Co., Ltd. (). He acted as senior vice president and chief financial officer of the Company since 23 February 2011 and executive Director of the Company since 31 May 2011. Mr. Liu resigned as executive Director, senior vice president and chief financial officer of the Company and was re-designated as non-executive Director on 8 March 2013. He resigned as non-executive Director of the Company on 18 March 2014 and was re-appointed as the non-executive Director on 26 February 2015.

Mr. Wang Jun, aged 50, is a non-executive Director of the Company and has been serving the Company since 27 June 2013. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, and he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd.

Note:

Mr. Yu Dehui was proposed to be the candidate of a non-executive Director by the twenty-eighth meeting of the fifth session of the Board of the Company and is subject to the approval by the shareholders at the general meeting of the Company to be held on 8 April 2016. As at the date of this report, the Company has two non-executive Directors in total.

Independent Non-executive Directors

Ms. Chen Lijie, aged 61, is an independent non-executive Director of the Company. She has been serving the Company since 26 February 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Mr. Hu Shihai, aged 61, is an independent non-executive Director of the Company. He has been serving the Company since 25 June 2015. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. () and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group ().

Mr. LIE-A-CHEONG Tai Chong, David, aged 56, honoured with the Silver Bauhinia Star (SBS), Officier de l' Ordre National du Merite and Justice of Peace. Mr. Lie has been serving as the independent non-executive Director of the Company since 29 December 2015. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

Supervisors

Mr. Zhao Zhao, aged 53, is the chairman of the Supervisory Committee of the Company. He has been serving the Company since 27 June 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Mr. Yuan Li, aged 57, is an employee-elected Supervisor of the Company. Mr. Yuan has been serving the Company since 2001 and has extensive administrative and managerial experience. He had successively served as the manager of the General Management Office, deputy head of the office and head of Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, head of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry; and deputy head of the Department of Political and Labour Affairs and Head of the Political Party Department of Chinalco and the general manager of the corporate culture department of the Company.

Mr. Wang Jun, aged 45, is a Supervisor of the Company. He has been serving the Company since 29 December 2015. Mr. Wang obtained a master's degree in business administration from Tsinghua University. He is a senior accountant, and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of treasure management division of finance department of Aluminum Corporation of China* (), the general representative of the Peru office of Aluminum Corporation of China, a director and senior auditing manager of Minera Chinalco PerúS.A.* (), the chief financial officer and the manager of finance department of Chinalco Resources Corporation* (), the chief financial officer of China Aluminum International Engineering Co., Ltd.* (), an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited* (). Mr. Wang currently serves as the deputy chief accountant, general manager of finance department and capital operating department of Aluminum Corporation of China. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited* ().

Other Senior Management

Mr. Xu Bo, aged 51, a vice president of the Company, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manager and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (); deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd..Mr. Xu has served as the Company Secretary (Secretary to the Board) since 9 May 2013, and resigned on 17 March 2016.

Mr. Zhang Zhankui, aged 57, serving the Company as the Chief Financial Officer since 13 November 2015. He serves as the Company Secretary (Secretary to the Board) since 17 March 2016. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Techindustry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head and head of the Finance Department of Aluminum Corporation of China. Mr. Zhang had been serving as a Supervisor of the Company since 2006 and resigned on 13 November 2015.

3.	Positions Held in Shareholders Entities of the Company by Directors, Supervisors and Senior Management at present and during the Year

Positions in the Shareholders of the Company

				Whether
				receiving
			Date of	remuneration
Name	Name of Shareholder	Position(s)	appointment	or allowance

Ge Honglin (resigned)	Chinalco	Chairman	2014.10.16	Yes
Liu Caiming	Chinalco	Deputy General Manager	2007.1.25	Yes
Wang Jun (Director)	China Cinda Asset	Business Director	2013.8.19	Yes
	Management Co., Ltd.
Zhao Zhao	Chinalco	Head of the CPC Discipline	2008.9.10	Yes
		Inspection Committee
Zhang Zhankui Note 1	Chinalco	Head of Finance	2009.12.1	Yes
		Department (resigned)
Yuan Li Note 2	Chinalco	Head of the	2004.4.4	No
		Political Party
		Department (resigned)
Wang Jun (Supervisor)	Chinalco	Director of the	2015.11.13	Yes
		Capital Operation
		Department and
		Finance Department

Note 1:	Mr. Zhang Zhankui ceased to serve as the head of finance department of Chinalco since 13 November 2015.

Note 2:	Mr. Yuan Li ceased to serve as the head of the political party department of Chinalco since 12 November 2015.

Positions in Other Entities

				Whether
				receiving
			Date of	remuneration
Name	Name of other entities	Position(s)	appointment	or allowance

Ma Si-hang,	FWD Group	Independent	2013.12.10	Yes
Frederick (resigned)		Non-executive
		Director
	MTR Corporation Limited note 1	Independent	2013.7.4	Yes
		Non-executive Director
		(Existing Chairman)
	China Mobile Communications	External Director	2012.12.13	Yes
	Corporation
	Agricultural Bank of China Limited	Independent	2011.4.18	Yes
		Non-executive Director
	COFCO Corporation	External Director	2011.3.4	Yes
	HPH Management note 2	Independent	2011.3.7	Yes
		Non-executive Director
		(resigned)
	Husky Energy Corporation	Non-executive Director	2010.7.27	Yes

LIE-A-CHEONG	Newpower International	Executive Chairman	1992.1.30	Yes
Tai-Chong, David	(Holdings) Co., Ltd.	Executive Chairman	1991.7.26	Yes
	China Concept Consulting Ltd.	Independent Director	2005.6.16	Yes
	Herald Holdings Limited
Wang Jun	China Nuclear Engineering	Director	2010.12.19	No
(Director)	Corporation Co., Ltd.
Liu Xiangmin	Guangxi Huayin Aluminium	Vice Chairman (resigned)	2009.12.1	No
	Company Limited note 3
Jiang Yinggang	Jiaozuo Wanfang Aluminum	Chairman (resigned)	2009.12.1	No
	Company Limited note 4

Note 1:	Mr. Ma Si-hang, Frederick has been serving as the chairman of MTR Corporation Limited since 1 January 2016.

Note 2:	Mr. Ma Si-hang, Frederick ceased to serve as an independent non-executive director of HPH Management since 1 December 2015.

Note 3:	Mr. Liu Xiangmin ceased to serve as the vice chairman of Guangxi Huayin Aluminium Company Limited since 1 November 2015.

Note 4:	Mr. Jiang Yinggang ceased to serve as the chairman of Jiaozuo Wanfang Aluminum Company Limited since 1 February 2016.

4.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management and Remuneration

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to the Remuneration Committee of the Board of the Company. Remuneration of the senior management will be submitted to the Board for approval whereas those of the Directors and the Supervisors will be submitted to the Board for consideration and to the shareholders' general meeting for approval.

The Company determined its remunerations for the Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises in the market (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations plus the Company's operating results.

In 2015, the total pre-tax remuneration of the Directors, Supervisors and senior management of the Company received from the Company amounted to RMB4.076 million (including the travelling expenses of the independent non-executive Directors).

5.	Changes in Directors, Supervisors and Senior Management as at the latest practicable date prior to the issue of this annual report

Name	Position	Status	Reason of change

Ge Honglin	Executive Director	Elected	Mr. Ge Honglin was elected as an executive Director of the fifth session
	and Chairman		of the Board at the 2015 first extraordinary general meeting of the
	(resigned)		Company. Mr. Ge Honglin was elected as the chairman of the
Company by the fifth session of the Board in its sixteenth
meeting of the Company.
		Resigned	Due to other work commitment, Mr. Ge Honglin resigned from
the positions of executive Director and chairman of
the Company on 16 February 2016.
Ao Hong	Executive	Elected	Mr. Ao Hong was elected as an executive Director of the fifth session
	Director		of the Board of the Company at the 2015 second extraordinary general meeting of the Company.
	President	Appointed	Mr. Ao Hong was appointed as the president of the Company by the
24th meeting of the fifth session of the Board of the Company.
Luo Jianchuan	Executive Director	Resigned	Due to other work commitment, Mr. Luo Jianchuan resigned from
	and President		the positions of executive Director and president of
	(resigned)		the Company on 20 November 2015.
Liu Caiming	Non-executive	Elected	Mr. Liu Caiming was elected as a non-executive Director of
	Director		the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.
Wu Jianchang	Independent	Resigned	Mr. Wu Jianchang tendered his resignation as an independent
	Non-executive		non-executive Director of the Company on 27 June 2014 due to his
	Director		age and his resignation became effective on 26 February 2015.
(resigned)
Chen Lijie	Independent	Elected	Ms. Chen Lijie was elected as an independent non-executive Director
	Non-executive		of the fifth session of the Board of the Company at the 2015 first
	Director		extraordinary general meeting of the Company.
Wu Zhenfang	Independent	Resigned	Due to investigation by the competent authority, Mr. Wu Zhenfang
	Non-executive		resigned from the position of independent non-executive Director
	Director		of the Company on 2 April 2015.
(resigned)
Hu Shihai	Independent	Elected	Mr. Hu Shihai was elected as an independent non-executive Director of
	Non-executive		the fifth session of the Board of the Company at the 2014 annual
	Director		general meeting of the Company.

Name	Position	Status	Reason of change

Ma Si-hang,	Independent	Resigned	Due to other work commitment, Mr. Ma Si-hang, Frederick tendered
Frederick	Non-executive		his resignation from the position of independent non-executive
	Director		Director of the Company on 13 November 2015 and his resignation
	(resigned)		became effective on 29 December 2015.
LIE-A-CHEONG	Independent	Elected	Mr. LIE-A-CHEONG Tai-Chong, David was elected as an independent
Tai Chong,	Non-executive		non-executive Director of the fifth session of the Board of
David	Director		the Company at the 2015 second extraordinary general meeting of the Company.
Zhang Zhankui	Supervisor	Resigned	Due to other work commitment, Mr. Zhang Zhankui resigned from
	(resigned)		the position of Supervisor of the Company on 13 November 2015.
	Chief Financial	Appointed	Mr. Zhang Zhankui was appointed as the Chief Financial Officer of the
	Officer		Company by the 23rd meeting of the fifth session of the Company.
	Company	Appointed	Mr. Zhang Zhankui was appointed as the Company Secretary (Secretary
	Secretary		to the Board) at the 29th meeting of the fifth session of the Board of
	(Secretary to		the Company.
the Board)
Wang Jun	Supervisor	Elected	Mr. Wang Jun was elected as the Supervisor of the fifth session of the Board of the Company at the 2015 second extraordinary general meeting of the Company.
Qiao Guiling	Vice president	Resigned	Due to other work commitment, Ms. Qiao Guiling resigned from
	(resigned)		the position of vice president of the Company on 16 February 2016.

Xu Bo	Vice president	Resigned	Due to other work commitment, Mr. Xu Bo resigned from the position
	(in office)		of the Company Secretary (Secretary to the Board) on 17 March 2016.
	Company Secretary		Mr. Xu Bo still serves as a vice president of the Company.
(Secretary to the
Board)
(resigned)

6.	Employees of the Company

As of 31 December 2015, the Group had 70,368 employees. The structure of employees is as follows:

Composition by function

Category	Headcounts

Production personnel	57,117
Sales personnel	521
Technology personnel	3,976
Finance personnel	1,569
Administration personnel	7,185

Total	70,368

By education background

Category	Headcounts

Post-graduates	653
University graduates	9,303
Technical institute graduates	15,157
Secondary/technical school graduates or below	45,255

Total	70,368

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Aluminum Corporation of China ("Chinalco") is the single largest shareholder of the Group, which directly holds 32.81% equity interest of the Company and together with its subsidiaries holds an aggregate of 34.81% equity interest of the Company. As of 31 December 2015, Chinalco was the Company's ultimate holding company.

As of 31 December 2015, the share capital structure of the Company was as follows:

	As of 31 December 2015

		Percentage to
	Number	total issued
	of shares	share capital
	(In million)	(%)

Holders of A shares	10,959.83	73.54
Holders of H shares	3,943.97	26.46

Total	14,903.80	100

According to the publicly available information and to the best knowledge of the Company's Directors, as of the latest practicable date prior to the issue of this report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

In June 2015, the Company non-publicly issued additional 1,379,310,344 A shares. After the additional issuance, the total share capital of the Company increased from 13,524,487,892 shares to 14,903,798,236 shares.

Particulars of Shareholding

	Share	Percentage
	(Number)	(%)

Shares subject to trading moratorium	1,379,310,344	9.25
1. Renminbi ordinary shares	9,580,521,924	64.29
2. Overseas listed foreign invested shares	3,943,965,968	26.46

Total shares not subject to trading moratorium	13,524,487,892	90.75

Total shares	14,903,798,236	100

Approval of Changes in Shareholding

On 24 August 2012, a resolution proposed at the 29th meeting of the fourth session of the Board of the Company in relation to the domestic issuance of not more than 1.45 billion A Shares to legal persons, natural persons or other qualified investors who are in compliance with relevant regulations and conditions was passed. On 12 October 2012, the SASAC issued an approval on the plan. On 12 October 2012, the plan and relevant matters were considered and approved at the 2012 second extraordinary general meeting, the 2012 second class meeting of A Shareholders and the 2012 second class meeting of H Shareholders. On 7 December 2012, the Issuance Examination Committee of the CSRC () reviewed the application for the Proposed A Share Issue of the Company, and the application for the Proposed A Share Issue of the Company was passed unconditionally. On 14 March 2013, the Company received the approval on the non-public issuance of not more than 1,450 million new Shares from CSRC, with a valid period of six months from the date of the issuance of the approval. In July 2013, due to reasons of the sponsor, CSRC temporarily withdrew the approval on the issuance of additional A Shares of the Company. On 4 January 2015, the Company formally submitted the Request in Relation to the Resumption of the Approval on the Non-public Issuance of Shares by Aluminum Corporation of China Limited. The sponsor, auditors and lawyers had also submitted review recommendations on post-meeting matters to the CSRC. On 24 April, 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (ZhengJianXuKe (2015) No. 684) issued by CSRC.

Transfer of Changes in Shareholding

In May 2015, the Company initiated the non-public issuance of A shares and completed setting the price through book-building on 15 May, 2015 to issue 1,379,310,344 A shares to qualified investors with issue price of RMB5.8 per share. Total proceeds amounted to RMB7,999,999,995.20. On 21 May, 2015, the total proceeds were wholly transferred to the designated account of the Company. On 15 June 2015, the Company completed relevant procedures on registration and custody for the additional issuance of 1,379,310,344 A shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Not applicable

(2)	Changes in total number of shares and the shareholding structure of the Company

In June 2015, the Company non-publicly issued additional 1,379,310,344 A shares. As of 31 December 2015, the total number of issued shares of the Company was 14,903,798,236 shares.

4.	Substantial Shareholders with Shareholding of 5% or more

So far as the Directors are aware, as of 31 December 2015, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Percentage in
				the relevant	Percentage in
Name of substantial	Class of	Number of shares		class of issued	total issued
Shareholder	shares	held	Capacity	share capital	share capital

Chinalco	A shares	5,135,382,055	Beneficial owner and interests	46.86%(L)	34.46% (L)
of controlled corporation
	H shares	52,598,000 (L)		1.33%(L)	0.35% (L)
(Note 1)
Templeton Asset	H shares	975,030,000 (L)	Investment manager	24.72%(L)	6.54% (L)
Management Ltd.

(L)	The letter "L" denotes a long position, and the letter (S) denotes a short position.

1.

These interests included 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 52,598,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant and 52,598,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* ().

Save as disclosed above and so far as the Directors are aware, as of 31 December 2015, no other person (other than the Directors, Supervisors and Chief Executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of 31 December 2015	525,351

6.	Particulars of Shareholdings Held by Top Ten Shareholders

	Number of shares
	held at the end of	Nature of	Percentage of
Name	the period	shareholders	shareholding
			(%)

Chinalco Note 1, Note 2	4,889,864,006	A shares	32.81
HKSCC Nominees Limited Note 3	3,928,958,355	H shares	26.36
China Securities Finance Corporation Limited	406,181,590	A shares	2.73
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.60
SWS MU Fund Management - Industrial and
Commercial Bank - Ruilin Private Placement No.4
Asset Management Plan
)	169,103,449	A shares	1.13
China Cinda Asset Management Co., Ltd.
()	147,253,426	A shares	0.99
Huaxia Life Insurance Co., Ltd. - Universal life
Insurance Product (
)	138,889,655	A shares	0.93
Truvalue Asset Management - China Merchants Bank
- Pengde Growth No.1 Asset Management Plan
()	138,593,103	A shares	0.93
Tianan Property Insurance Company Limited -
Guarantee Profit No.1
()	138,158,621	A shares	0.93
Central Huijin Investment Ltd.
()	137,295,400	A shares	0.92

Note:

1.

The number of shares held by Chinalco doesn't include the A shares of the Company indirectly held by Chinalco through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Shanxi Aluminum Plant and the H shares of the Company indirectly held by Chinalco through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Chinalco together with its subsidiaries holds 5,187,980,055 shares in the Company, accounting for 34.81% of the total share capital.

2.	HKSCC Nominees Limited holds the 52,598,000 overseas listed foreign shares (H shares) of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, the subsidiary of Chinalco.

3.

The 3,928,958,355 overseas listed foreign shares (H shares) of the Company held by HKSCC Nominees Limited include the 52,598,000 overseas listed foreign shares (H shares) it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, the subsidiary of Chinalco.

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Ge Honglin

Registered capital:	RMB25.201 billion

Date of incorporation:	21 February 2001

Principal operating or	bauxite mining; deployment of personnel necessary for overseas managing activities:

engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Note:

Chinalco is the largest shareholder of the Company and directly holds 32.81% equity interest in the Company and holds 5,187,980,055 shares in the Company together with its subsidiaries. Its ratio of voting rights in the Company is 34.81%.

Chairman's Statement

Dear shareholders,

I hereby present the annual report of the Group for the financial year ended 31 December 2015 for shareholders' review. On behalf of the Board and all employees of the Company, I would like to express my sincere gratitude to all shareholders for your care for and support for the Company.

Product Market Reviews

Primary Aluminum Market

In 2015, the international and domestic price of primary aluminum was in a downward trend albeit with fluctuations and experienced a cliff-like drop in the fourth quarter. The price remained at a low level although it stablised following a dip at the end of the year.

In terms of international market, the international price of aluminum rapidly fell below USD1,800 per tonne due to the traditional slack season in the first quarter and even dropped to the level occurred in the middle of 2014 for a time. The later recovery of market demands and significant contango of international spot aluminum contributed to the increase in the international price of aluminum to USD1,977 per tonne at the beginning of May 2015, offsetting the drop in the earlier period. After that, the international price of aluminum fell again due to the increasing overcapacity and supply pressure and dipped to the lowest point for the first half year at USD1,671 per tonne in June 2015. Ever since the third quarter of 2015, the increase in supply and demand pressure in the global aluminum market has pushed the international price of aluminum to continuously hit new lows of recent years and even approach the low point recorded upon the financial crisis in 2008 for a time. Such fall last until the end of the year when the price of aluminum gradually stablised following the dip. In 2015, the average prices of spot aluminum and three-month aluminum futures at LME amounted to USD1,663 per tonne and USD1,682 per tonne, respectively, representing a decrease of 10.9% and 11.1% over 2014, respectively.

In terms of domestic market, due to the intensified imbalance between supply and demand in the aluminum market, the price of aluminum rapidly fell and hit a new low of recent years at RMB12,445 per tonne. With the gradual recovery of consumption after the Spring Festival as well as the production reduction of certain enterprises and increase in the lock percentage of domestic aluminum inventory, the supply pressure in the spot market tended to be mitigated, and the price of aluminum gradually picked up and even reached RMB13,620 per tonne for a time. In the second half of 2015, confronted with the increasing supply pressure, the price of aluminum continuously hit new lows and fell below RMB10,000 per tonne to the lowest of RMB9,550 per tonne in November 2015. The consequent massive production reduction of electrolytic aluminum enterprises was the important reason for the stabilising and picking-up of the price of aluminum in December 2015. In 2015, the average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB12,279 per tonne and RMB12,300 per tonne, respectively, representing a decrease of 9.7% and 10.2% over 2014, respectively.

According to the statistics, the global output and consumption of primary aluminum for 2015 were approximately 57.20 million tonnes and approximately 57.84 million tonnes, respectively. The domestic output and consumption of primary aluminum were approximately 31.00 million tonnes and approximately 30.64 million tonnes, respectively. As of the end of December 2015, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 78.85%, while that of the PRC was 79.61%.

Alumina Market

In 2015, the domestic and international price of alumina went down further under the impact of the continuously low price of aluminum.

In terms of international market, despite of the strong performance in the first half of 2015 and the rebound in April 2015, the international price of alumina, dragged down by the price of alumina in the PRC, experienced an accelerated plunge in June 2015 and dropped to USD201 per tonne at the end of December 2015, representing a decrease of 43.3% as compared with the USD354.5 per tonne at the end of 2014.

In terms of domestic market, the price of aluminum remained low. Against the backdrop of general loss in the industry of electrolytic aluminum, a large number of domestic electrolytic aluminum enterprises implemented flexible production, resulting in a rapid drop in the demand for alumina and a sharp rise in supply pressure. Furthermore, most domestic electrolytic aluminum enterprises continuously reduced their inventory of alumina due to their poor financial position in recent years, thus imposing more pressure on the inventory of alumina enterprises and suppressing the price. In 2015, the price of domestic spot alumina fell unilaterally and the downward trend was fiercer after September 2015 as compared with that in the first half year. At the end of December 2015, the price dropped to RMB1,631 per tonne, the lowest price throughout the year, representing a decrease of RMB1,120 per tonne or 40.71% as compared with the RMB2,751 per tonne at the beginning of the year.

According to the statistics, the global output and consumption of alumina for 2015 were approximately 120.86 million tonnes and approximately 117.81 million tonnes, respectively. The domestic output and consumption of alumina were approximately 58.65 million tonnes and approximately 61.83 million tonnes, respectively. Net imported alumina in the PRC amounted to approximately 4.36 million tonnes in 2015. As of the end of December 2015, the alumina capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was approximately 82.78%, while that of the PRC was approximately 84.21%.

Business Review

In 2015, the overall situation featured by sluggish world economy, slow growth of domestic economy, continuously low price of bulk commodity and serious oversupply in the aluminum industry was not fundamentally alleviated and the continuously low price of aluminum exposed the whole industry to loss. Faced with the abnormally rigorous situation, the Company went all out to carry out works in terms of controlling losses and increasing profits, transformation and upgrading, reform and innovation, stablising safety and environmental protection as well as capital operation. By pegging to the targets, the Company implemented strategies according to its own conditions. With monthly analysis and strict assessment, it operated development in a practical way with a view to become "larger, efficient, stronger and dynamic" (""). The major works performed by the Company in 2015 are as follows:

1.

Significant achievements were made in respect of reducing costs and increasing profits through further reinforcement of production and operation management, tapping potentials and reducing consumption. By virtue of technological innovation and lean management, the Company continuously optimised the main indicators in the production of alumina and electrolytic aluminum. The costs of electricity consumption of the Company were reduced due to the construction of captive power plants and the preferential policies on electricity prices. Besides, the Company reduced its costs of bulk purchase by means of centralized purchasing, united negotiation and separate agreement, regional collaboration and other measures. In the mean time, prominent results were also obtained in chemical alumina reform, comprehensive utilization of red mud, alloying of electrolytic aluminum, quality improvement and costs reduction of carbon, and other special works.

2.

Flexible production was steadily implemented to resolutely phase out outdated capacity and stop losses in an effective way. The Company shut down certain production lines with outdated capacity and enterprises with little hope of recovery through flexible production, development through transitions, relocation from the urban area to industrial zones, etc., to further reduce loss sources and stop the losses.

3.

The Company strengthened capital operation and revitalised stock assets. In June 2015, the Company raised RMB8 billion by non-public offering of A shares, increasing its equity capital. It retivalised the stock assets of the Company, increased investment income and cash inflow and cultivated new profit growth points by way of share transfer, land purchase and storage, disposal of electrolytic aluminum assets, transfer of idle land and properties, introduction of strategic investors and other measures.

4.

The Company further optimised the industrial layout and accelerated the promotion of transformation and upgrading. It has preliminarily formed an idea of resource-dependent alumina layout which covers the planning and establishment of alumina bases in the regions with the most concentrated and richest bauxite resources in the PRC. According to the idea of energy-dependent electrolytic aluminum layout, the Company vigorously built electrolytic aluminum production bases in the areas which are rich in energy, and cultivated a batch of outstanding key electrolytic aluminum enterprises. In addition, it has followed the industrial layout idea to organise implementation and construction of a batch of key projects. Guizhou Huajin Project, a newly constructed alumina project with the annual output of 1.6 million tons of the Company, recorded profit in the year of commencement of production; the 2x660MW ultra-supercritical power generation project of Chalco Ningxia Energy progressed smoothly.

5.

The Company strengthened capital management and expanded financing channels to guarantee fund safety. In a severe financing environment, it utilised debt instruments in a reasonable way and made overall capital arrangements to ensure a smooth financing channel and basically stable credit rating with orderly renewal of existing debts. In addition, the Company's anti-risk capability was enhanced through optimizing the debt structure. The Company supplemented the low-cost long-term funds through financial leasing; it issued the first tranche of perpetual medium-term debentures with a total amount of RMB2 billion, blazing a new trail for domestic equity financing.

6.

The Company accelerated the application of scientific and technical achievements and gave full play to the core advantages of science and technology. Technological advancement was an significant route for the Company to stop losses, overcome difficulties and achieve transformation and upgrading. In 2015, the Company carried out 62 technological research and development projects in different categories, including 18 key special projects, 6 technological promotion projects and 38 independent research and development projects covering mine, alumina, chemical alumina, aluminum electrolysis, carbon, recovery and comprehensive utilization of industrial wastes, safety and environmental protection, and other fields.

7.

The Company's vitality was promoted through further reform and innovation of management. The production costs and various expenses were significantly reduced through learning from advanced enterprises in terms of technical and economic indicators of alumina, electrolytic aluminum, energy, carbon, caustic soda, etc. With an aim to improve labour productivity, the Company carried out optimal allocation of staff in a steady way by means of employment through competition, dismissal of dispatched staff, early retirement and other means. Further efforts were made to deepen the market-oriented reform to enhance the Company's core competitiveness. The remuneration reforms, e.g. agreement wage, benefit-based commission and other distribution system reforms introduced in the enterprise in Zhongzhou, fully aroused the enthusiasm of cadres and staff.

Dividends

The Board did not propose any final dividend for the year ended 31 December 2015 and such proposal is subject to approval of shareholders at the forthcoming 2015 annual general meeting.

Results

For the year ended 31 December 2015, the Group recorded revenue of RMB123,446 million, representing a year-on-year decrease of 13.07% or RMB18,554 million from RMB142,000 million in 2014. Profit attributable to owners of the Company and earnings per share attributable to owners of the Company was RMB206 million and RMB0.01 respectively.

Business Outlook and Prospects

In 2016, with "cost reduction and benefit increase, reform and innovation, transformation and upgrading" ("") as the main working idea, the Company will reason out the costs based on the market conditions and promote reform with costs. It will make innovations in the way of becoming "larger, efficient, stronger and dynamic" and adopt precision management, step up structural adjustment, striving to stop losses, overcome difficulties and make a new stride in transformation and upgrading. The focus will be placed on the following tasks:

1.

Further enhancing the cost competitiveness. The Company will insist on determining the cost reduction goal by reference to market prices. The Company will endeavour to make sure that projects newly put into operation and technological improvement projects will reach the designed capacity. To minimise the purchase price of raw materials and fuels, alumina enterprises will strive to cut down the procurement costs of ore, coal and two kinds of alkalies, while electrolytic aluminum enterprises will mainly focus on the negotiation of on-grid price. All enterprises will align their comparable expenses and technical indicators to the optimal internal standards. Redundant personnel on production lines will be dismissed aiming at reaching the labour productivity of advanced enterprises. Online and offline competitive mechanisms will be established to further increase productivity.

2.

Continuing to cultivate competitiveness for the entire industrial chain. The Company will commit to optimising the layout of alumina, striving to achieve industrial agglomeration benefits, and intensify mine management. It will exert more efforts in respect of acquisition of domestic and overseas high quality bauxite resources and speed up the construction of a batch of its own mines including Guizhou Maochang mine and Zhongzhou Duancun Leigou mine. The costs of electricity of electrolytic aluminum enterprises will be further reduced through construction of the projects integrating coal, electricity and aluminum and obtaining preferential electricity prices. Stocks will be revitalised by leverage of increment to form core competitive advantages of the whole industrial chain. In order to increase the added value of products, the Company will proactively develop the aluminum alloy market and extend the industrial chain. Centering on the main businesses, the Company will engage in synergetic development of competitive energy industries and strengthen the management of captive power plants to cut energy costs while proactively exploring and conducting electricity sales business. In the industrial parks with incremental loads, it will develop local area networks to create new profit growth points. To give a positive response to the national "one belt and one road" strategy, the Company will accelerate international cooperation in respect of overseas production capacity of aluminum to provide powerful resource guarantee for the establishment of overseas alumina supply bases.

3.

Continuing to optimize quality of assets and improve the efficiency of assets utilization. The Company will make the best of national de-capacity policies to further increase the efforts on phasing out outdated capacity or implementing flexible production for alumina and electrolytic aluminum enterprises or production lines with high total costs and lack of competitive advantages. Through the combination of shut-down with transformation and upgrading and with capacity transfer and reorganization, the capacity shut down will be moved or relocated to the regions with advantages in terms of energy and resource. In this way, the outdated capacity will be phased out steadily and the appropriate capacity, equipment, land and other stock assets will be revitalized for forming new profit growth points.

4.

Continuing to foster new power for reform and development. The Company will put more efforts on assessment reform to stimulate cadres and staff at all levels in the head office and subsidiaries of the Company to fulfill the target of cost reduction and benefit increase. The technology incentive mechanism will be subject to further innovation. The Company will strengthen the construction of a technology talent team, speed up the integration of scientific and technological resources and further reinforce technological research and development as well as promotion and application. The supporting role of technological innovation will be effectively exerted in cost reduction and benefit increase as well as energy conservation and emission reduction. By deepening the innovation of investment management system and mechanism, the investment standards for newly constructed projects will be further optimised and such projects will be subject to strict control. In addition, the Company will continue to enhance the management of professional project construction teams to ensure the success rate and rate of return of investment projects.

5.

Vigorously strengthening financial management to prevent internal control risks. With the further strengthened system for centralised financial management featured by "vertical management and tiered accountability" (""), the Company will optimise the configuration of financial management authority to realize effective combination of decentralization with management and control. By full utilisation of management means and financial instruments, the Company will achieve revitalization of existing capital, well utilization of capital increment and optimization of debt structure. The capital operation efficiency and benefits will be improved through "compressing stock and reducing quota" (""). In addition, the Company will enhance the construction of a financial controller team and continue to improve the financial regulation system to intensify capital risk control and effectively avoid and prevent financial risks. More efforts will be made on internal audit and improvement of the construction of an internal control system. Furthermore, internal control evaluation will be performed in a prompt and effective way for the purpose of continuous enhancement of risk warning capacity and management level.

6.

Reinforcing safety and environmental protection to create a good working environment and shouldering corporate social responsibility. The Company will further improve the management and organization systems for safety and environmental protection and perfect related mechanism. Relevant trainings on laws, regulations and knowledge in relation to safety and environmental protection will be offered to enhance staff's awareness of safety and environmental protection and the capacity of managers at all levels to fulfill their duties in respect of safety and environmental protection. The Company will continue to screen and solve hidden dangers with safety and environmental protection and strengthen tracking and supervision. Technological transformation will still be required for air pollution prevention and control facilities and it is also necessary to improve the operation and maintenance of environmental protection facilities and further implement the transformation for desulphurization, de-nitrification and dust clearing. Besides, the Company will provide intensive education and training on safety and environmental protection and intensify comprehensive utilization and construction of green mines. It intends to improve the civilized production level on site by way of the specific projects for "deepening transformation of operation and reinforcing on-site management" ("") to be implemented on a continual basis to realise intrinsic safety.

Ao Hong (Acting)
Chairman

Beijing, the PRC
17 March 2016

Management's Discussion and Analysis of Financial Position and Results of Operations

Development Strategy and Model

The Company is committed to sustaining its leadership in the national market. Through the efforts to speed up the transformation and upgrading and to carry on in-depth structural adjustment, it will optimize the industrial structure and strategic layout and enhance the quality of the assets and profitability by large scales to establish itself as a globally competitive aluminum company.

The Company insists on the development of the forefront of the industrial chain and the high-end of the value chain and actively develops fine quality bauxite resources, optimizes and develops alumina business, adjusts and lays out the electrolytic aluminum business, as well as actively expand aluminum alloy products, and to speed up the development of energy industry and to build a platform of trade and logistics. Leveraging on the reform in responsibility management of management goal and operational transformation, the Company will rely on the application of technological achievements and uplift the comprehensive competitiveness of the Company.

The following discussion should be read together with the financial information of the Group and its notes included in this results report and other chapters.

Business Segments

The Group principally engages in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum alloy products; operating of coal and electricity businesses as well as trading and logistics of other non-ferrous metal products. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers.

Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is sold to local grid companies.

Corporate and other operating segment includes corporate and other aluminum-related research, development, and other activities of the Group.

Results of Operations

The Group's net profit attributable to owners of the Company for the year 2015 was RMB206 million, representing an increase of RMB16,414 million in profit from RMB16,208 million of net loss for the previous year. This was mainly attributable to approximately 13% and 9% of decrease in costs of the alumina and electrolytic aluminum products on a year-on-year basis since the Group enhanced the operation and management to further reduce the production costs and close certain production lines resulting in loss; by steadily implementing flexible production to stop losses in an effective way; strengthening capital operation and revitalise stock assets, and introducing strategic investors for optimising the industrial layout and generating income, which in turn made earnings for the Group.

Revenue

The Group's revenue for the year 2015 was RMB123,446 million, representing a decrease of RMB18,554 million or 13.07% from RMB142,000 million as compared with the same period of the previous year. This was mainly attributable to the decrease in selling price and sales volume of the products during the year.

Cost of Operation

The Group's cost of operation for the year 2015 was RMB120,927 million, representing a decrease of RMB20,402 million or 14.44% from RMB141,329 million as compared with the same period of the previous year. This was mainly attributable to the decrease in production cost and sales volume of the principal products of the Group as compared with the same period of the previous year.

Selling Expenses

The Group's selling expenses for 2015 were RMB1,775 million, representing an increase of RMB12 million from RMB1,763 million of the same period of the previous year.

Administrative Expenses

The Group's administrative expenses for 2015 were RMB2,334 million, representing a decrease of RMB2,504 million or 51.76% from RMB4,838 million of the same period of the previous year. This was mainly attributable to the further control of various expenses taken during the current year and the provision for termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation made by the Group during the preceding year.

Other Gains, Net

The Group's other net gains for the year 2015 were RMB5,024 million, representing an increase of RMB4,667 million or 1,307.28% from RMB357 million of the same period of the previous year. This was mainly due to capital operation, introduction of strategic investors and revitalization of stock assets carried out by the Group.

Finance Costs, Net

The Group's net finance costs for the year 2015 were RMB5,138 million, representing a decrease of RMB545 million or 9.59% from RMB5,683 million of the same period of the previous year. This was mainly attributable to a decrease in size and interest rate of interest-bearing debts of the Group.

Impairment Loss on Property, Plant and Equipment

The Group's impairment loss on property, plant and equipment for the year 2015 was RMB10 million, representing a decrease of RMB5,670 million or 99.82% from RMB5,680 million of the same period of the previous year. This was mainly attributable to the fact that provision of substantial impairment for certain long-term assets of the Group during the same period of last year.

Share of Profits and Losses of Joint Ventures and Associates

The Group's share of profits and losses of joint ventures and associates for the year 2015 was RMB308 million, representing a decrease of RMB132 million or 30.00% from RMB440 million of the same period of the previous year.

Income Tax

The Group's income tax benefit for the year 2015 was RMB230 million, representing a decrease of RMB1,305 million or 121.40% from income tax expenses of RMB1,075 million of the same period of the previous year. This was mainly attributable to the fact that deferred tax assets from accumulated losses and deductible temporary differences were written down during the same period of last year.

Discussion of Segment Operations

Alumina Segment

Revenue

The Group's revenue from the alumina segment for 2015 was RMB33,134 million, representing an increase of RMB2,428 million or 7.91% from RMB30,706 million of the same period of the previous year.

The revenue from internal sales in the alumina segment for 2015 was RMB26,501 million, representing an increase of RMB1,649 million or 6.64% from RMB24,852 million of the same period of the previous year.

The revenue from external sales in the alumina segment for 2015 was RMB6,633 million, representing an increase of RMB779 million or 13.31% from RMB5,854 million of the same period of the previous year. This was mainly attributable to the increase in the sales volume of alumina.

Segment Results

The Group's profit before income tax in the alumina segment for 2015 was RMB1,967 million, representing an increase of RMB7,935 million or 132.96% from the loss of RMB5,968 million of the same period of the previous year. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation by the Group during the same period of last year, further control of costs and expenses by the Group in 2015 which resulted in the substantial decrease of the cost of alumina products as compared with that of the same period of last year and gains from remeasurement of remaining equity interest in Shanxi Huaxing.

Primary Aluminum Segment

Revenue

The Group's revenue from the primary aluminum segment for 2015 was RMB36,973 million, representing a decrease of RMB3,677 million or 9.05% from RMB40,650 million of the same period of the previous year.

The revenue from internal sales in the primary aluminum segment for 2015 was RMB8,861 million, representing a decrease of RMB1,399 million or 13.64% from RMB10,260 million of the same period of the previous year. This was mainly attributable to the decrease in the selling price and sales volume of the products of the Group.

The revenue from external sales in the primary aluminum segment for 2015 was RMB28,112 million, representing a decrease of RMB2,278 million or 7.50% from RMB30,390 million of the same period of the previous year.

Segment Results

The Group's loss before income tax in the primary aluminum segment for 2015 was RMB1,387 million, representing a decrease of RMB4,979 million or 78.21% from the loss of RMB6,366 million of the same period of the previous year. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation by the Group during the same period of last year, further control of costs and expenses and shut down of certain loss-making production lines by the Group in 2015 which resulted in the substantial decrease of the cost of primary aluminum products as compared with that of the same period of last year.

Trading Segment

Revenue

The Group's revenue from the trading segment for 2015 was RMB94,131 million, representing a decrease of RMB15,977 million or 14.51% from RMB110,108 million of the same period of the previous year. This was mainly attributable to the decrease in trading volume and selling price of the products.

The revenue from internal sales of the Group in the trading segment was RMB9,909 million for 2015, representing an increase of RMB147 million or 1.51% from RMB9,762 million of the same period of the previous year.

The revenue from external sales of the Group in the trading segment was RMB84,222 million for 2015, representing a decrease of RMB16,124 million or 16.07% from RMB100,346 million of the same period of the previous year, among which the revenue from external sales of self-produced products procured within the Group was RMB23,295 million, whereas the revenue from external sales of products from external suppliers was RMB60,927 million.

Segment Results

The Group's loss before income tax in the trading segment for 2015 was RMB1,235 million, representing a decrease of RMB1,894 million or 287.41% from the profit of RMB659 million of the same period of the previous year. This was mainly attributable to the decrease in the selling price of the products and provision of impairment of inventory has been made accordingly.

Energy Segment

Revenue

The Group's revenue from the energy segment for 2015 was RMB4,291 million, representing a decrease of RMB951 million or 18.14% from RMB5,242 million of the same period of the previous year, mainly due to the decrease both in coal price and sales volume of electricity.

Segment Results

The Group's loss before income tax in the energy segment for 2015 was RMB74 million, representing a decrease of RMB1,662 million or 95.74% from the loss of RMB1,736 million of the same period of the previous year. This was mainly attributable to the provision of substantial impairment for assets of silicon industry subsidiaries by the Group during the same period of last year.

Corporate and Other Operating Segments

Revenue

The Group's revenue from corporate and other operating segments for 2015 was RMB302 million, representing a decrease of RMB46 million or 13.22% from RMB348 million of the same period of the previous year.

Segment Results

The Group's profit before income tax from corporate and other operating segments for 2015 was RMB734 million, representing an increase in profit of RMB3,011 million from the loss of RMB2,277 million of the same period of the previous year, mainly attributable to gains from capital operation and introduction of strategic investors by the Group.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of 31 December 2015, the Group's current assets amounted to RMB64,169 million, representing an increase of RMB573 million from RMB63,596 million as of the beginning of the year.

As of 31 December 2015, the Group's cash and cash equivalents amounted to RMB20,753 million, representing an increase of RMB4,484 million from RMB16,269 million as of the beginning of the year.

As of 31 December 2015, the Group's net balance of inventories amounted to RMB20,177 million, representing a decrease of RMB2,366 million from RMB22,543 million as of the beginning of the year, primarily due to an acceleration in the turnover of inventories and provision for inventory impairment by the Group.

As of 31 December 2015, the Group's current liabilities amounted to RMB80,937 million, representing a decrease of RMB23,485 million from RMB104,422 million as of the beginning of the year, primarily due to the adjustment of interest-bearing liability portfolio and the decrease of amounts payables by the Group.

As of 31 December 2015, the current ratio of the Group was 0.79, representing an increase of 0.18 from 0.61 as of the end of 2014, and the quick ratio was 0.50, representing an increase of 0.14 from 0.36 as at the end of 2014.

Non-current Liabilities

As of 31 December 2015, the Group's non-current liabilities amounted to RMB58,034 million, representing an increase of RMB9,266 million from RMB48,768 million as of the beginning of the year, primarily due to the adjustment of interest-bearing debt portfolio by the Group.

As of 31 December 2015, the debt to asset ratio of the Group was 73.43%, representing a decrease of 6.01 percentage points from 79.44% as at the end of 2014.

Measurement of Fair Value

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that short-term financial products and financial assets and liabilities at fair value through profit or loss and equity investments in listed company classified as available-for-sale financial assets are accounted at fair value, others are stated at historical cost.

As of 31 December 2015, the amounts of the Group's commodity futures contracts which were accounted for as financial assets at fair value through profit or loss decreased by RMB119 million as compared with the balances as at the end of 2014, of which the change was recognised as loss from fair value changes. The amounts of the Group's commodity futures contracts which were accounted for as financial liabilities at fair value through profit or loss increased by RMB6 million as compared with the balances as at the end of 2014, of which the change was recognised as loss from fair value changes. The principal of new option contracts of financial liabilities held for trading at fair value through profit or loss for the year amounted to RMB38 million and the change at fair value of RMB88 million was recognised as loss from fair value changes.

Provision for Inventory Impairment

As of 31 December 2015, the Group assessed the net recoverable amount of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net recoverable amount of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Group to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the trading and energy segment, the Group unanimously calculated with the market price for the most immediate period.

The provision balances of impairment for inventories held as of 31 December 2015 amounted to RMB2,370 million, representing an increase of RMB326 million as compared with the provision balances amounted to RMB2,044 million as at the end of 2014, which was mainly due to the provision of RMB1,998 million, the reversal and written-off of RMB1,381 million in 2015 and transferred out of RMB291 million due to disposal of subsidiaries and other reasons.

The Group has always adopted the same approach to determine the net recoverable amount of the inventories and the provision of inventory impairment on a consistent basis for the relevant accounting policy.

Capital Expenditures, Capital Commitments and Investment Undertakings

For the year ended 31 December 2015, the Group's project investment expenditures (excluding equity interest investments) in aggregate amounted to RMB10,714 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 31 December 2015, the Group's contracted but not provided capital commitment to fixed assets investment amounted to RMB7,771 million.

As of 31 December 2015, the Group's investment undertakings to joint ventures and associates amounted to RMB1,737 million, comprised of the capital contributions of RMB370 million to Chalco Mineral Resources Co. Ltd. (), RMB320 million to Huaneng Ningxia Energy Co., Ltd. (), RMB245 million to Ningxia Yinxing Power Co., Ltd. (), RMB22 million to Guangxi Huazhong Cement Co., Ltd* (), RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd. () and RMB752 million to Guangxi Huazheng Aluminum Co., Ltd. (), respectively.

Cash and Cash Equivalents

As of 31 December 2015, the Group's cash and cash equivalents amounted to RMB20,753 million, including foreign currency cash and deposits of RMB1,492.85 million, RMB2.97 million, RMB0.75 million, RMB2.48 million and RMB1.81 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

Cash Flows from Operating Activities

For 2015, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB7,231 million, representing a decrease of RMB6,588 million from RMB13,819 million of net cash inflows for the same period of last year, mainly attributable to the increase of amounts receivable and the decrease of amounts payable of the Group.

Cash Flows from Investing Activities

For 2015, the Group's cash flows generated from investing activities were net cash inflows amounting to RMB2,953 million, representing an increase of RMB7,874 million from RMB4,921 million of net cash outflows for the same period of last year. This was mainly attributable to the net cash inflows generated from disposal of certain equity interests in Shanxi Huaxing and the equity interest in Jiaozuo Wanfang and redemption of short-term financial products from banks.

Cash Flows from Financing Activities

For 2015, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB5,814 million, representing an increase of cash outflows of RMB1,798 million from RMB4,016 million of net cash outflows for the same period of last year, mainly attributable to repayment of interest-bearing debts by the Group.

Report of the Board

The Board hereby submits the Report of the Board together with the audited financial statements for the year ended 31 December 2015.

Principal Activities

The Group is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in global aluminum industry. The Group is currently the only large group enterprise of aluminum production in aluminum industry in China with integration of exploration and mining of bauxite resources; production and sales of alumina, primary aluminum and aluminum alloy products; trading and logistics of non-ferrous metal products; technology research and development, coal, electric power and other energy businesses.

Business Review

Statements about the business review and future business development of the Group are set out in the section headed "Chairman's Statement". The section headed "Management's Discussion and Analysis of Financial Position and Results of Operations" gives an analysis of the financial and operational conditions of the Group using financial key indicators. Details of compliance with relevant laws and regulations that have a significant impact on the Group are set out in sections headed "Report of the Board" and "Report on Corporate Governance and Internal Control".

The Company will actively adopt various measures to avoid all types of operating risks in the course of production and operations. However, risk factors associated with the changing economy, market, competition and social environment at home and abroad may adversely affect the business, financial position and operating results of the Company, which mainly include:

1.

Competition risks in the industry: Huge downward pressure on bulk commodity prices, ongoing overcapacity in the aluminum industry, fiercing market competition, oversupply of products and flagging product prices pose relatively substantial difficulties and challenges to the Company in its operation.

2.

Safety and environmental risks: The implementation of the newly-amended Environmental Protection Law of People's Republic of China () and Production Safety Law of People's Republic of China (), imposes higher requirements on the environmental protection ability of an enterprise. As the Company's production and operations involve coal and non-coal mines, construction, dangerous chemicals and other high-risk activities, any safety or environmental accident will inflict huge losses on the reputation and assets of the Company.

3.

Market price risks: The Company runs business in the non-ferrous metal sector that is relatively significantly affected by national policies, and the oversupply of electrolytic aluminum will hardly turn around in the short term. The ongoing low prices of electrolytic aluminum caused by overcapacity, the centralized supply channels of parts of raw and auxiliary materials of the Company and its relatively weak bargaining ability, may have significant impact on the Company's financial position and operating results.

4.

Cash flow risks: Given the Company's relatively high asset-liability ratio and weak profitability, the Company's efforts to reduce capital expenditure and various expenses may still fail to avoid a shortfall in cash inflow, which may materially affect the Company's financial situation.

5.

Interest rate risks: As banks tighten credit over the industries suffering overcapacity, the Company faces increasing financing pressure. As the Company has a relatively large amount of debts, changes in interest rates will increase uncertainties in the Company's financing costs, which may in turn affect the Company's business objectives.

6.

Risks arising from financial derivatives: Product price fluctuations call for the increasing use of financial derivative instruments (hedging) to address the risks of market price fluctuations. Accordingly, lack of timely funding to maintain hedging positions, exchange rate changes, and relevant personnel's failure to fulfill their obligations, may materially affect the Company's financial position and operating results.

Social Responsibility and Environmental Protection

In order to thoroughly satisfy the requirements of the newly-amended Environmental Protection Law of People's Republic of China and Production Safety Law of People's Republic of China, the Company implements its core responsibility for safety and environmental protection by signing relevant letters of responsibility with related enterprises to ensure the implementation of safety and environmental protection of such enterprises. The Company continuously inspects potential safety dangers, carries out different-level management and follow up with major potential danger of safety and environmental protection, conducts various activities on safety and environmental protection and urges enterprises to strengthen their management. In 2015, the Company's principal environmental protection measures include: (i) comprehensively improved legal consciousness and organize specialized training program through video conferences; (ii) continued to develop "deepening transformation of operation and reinforcing on-site management" as the subject of safety and environmental protection to eliminate potential dangers on the spot and in the management; (iii) carry on supervision and inspection of different levels to clear up potential dangers. The headquarters and entities of the Company supervised environmental hazard and established 20 environmental governance projects; (iv) prepared "HSE management system standards for alumina enterprises" and "HSE management system standards for electrolytic aluminum enterprises" which incorporate the characteristics of alumina and electrolytic aluminum production, safety standards, professional health and safety management system and environmental management system and therefore will guide the Company in improving the management system for safety and environmental protection.

Financial Summary

The results of the Group for the year ended 31 December 2015 are set out in the consolidated statement of comprehensive income on pages 132 to 133. A five-year financial summary of the Group is set out on pages 10 to 12.

Dividend

The Board recommended no distribution or payment of final dividend for the year ended 31 December 2015.

Total dividends paid during the preceding two years are as follows:

	2015	2014

Total dividends paid: (RMB million)	Nil	Nil
Percentage to profits attributable to holders of the interests
of the Company: (%)	Nil	Nil

Share Capital

Details of the share capital of the Company are set out in note 17 to the financial statements.

Debentures

In order to meet its capital expenditure needs and replenish its working capital, the debentures issued by the Company in 2015 are as follows:

		Interest start
Name	Amount	date	Maturity date	Issuing rate
	(RMB'00 million)			(%)

2015 Chalco SCP001 short-term bonds	30	2015-01-08	2015-10-05	5.10
2015 Chalco SCP002 short-term bonds	20	2015-03-20	2015-12-15	5.08
2015 Chalco SCP003 short-term bonds	30	2015-07-20	2016-04-15	3.75
2015 Chalco CP001 short-term bonds	30	2015-10-22	2016-10-22	3.45
2015 Ningneng CP001 short-term bonds	6	2015-11-16	2016-11-16	3.35
2015 Chalco MTN001 medium-term notes	30	2015-01-22	2018-01-22	5.20
2015 Chalco MTN002 medium-term notes	15	2015-08-26	2018-08-26	4.68
2015 Chalco MTN003 perpetual
medium-term notes	20	2015-10-29	5+N	5.50
2015 Chalco PPN001 private placement notes	30	2015-01-26	2018-01-26	6.00
2015 Chalco PPN002 private placement notes	20	2015-03-30	2018-03-30	5.80

Total	231

Details of debentures of the Company are set out in note 19 to the financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 134 to 135 and note 45 to the financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group are set out in note 6 to the financial statements.

Distributable Reserves

Pursuant to Article 184 of the articles of association of the Company (the "Articles of Association"), where there are differences between the PRC accounting standards and the International Financial Report Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of 31 December 2015, there were no distributable reserves of the Company.

Use of Proceeds

The non-public issuance of A shares of the Company was successfully completed in June 2015. The Resolution on Using the Raised Proceeds from Non-public Issuance of A Shares to Replace the Self-Raised Funds Invested in Advance in Investment Projects () was considered and approved by the 19th meeting of the 5th session of the Board on 25 June 2015. The proceeds from this non-public issuance of the Company used to replace the self-raised funds invested in advance in investment projects amounted to RMB5,909,930,000, among which, the proceeds allocated to the Chalco Xing County Alumina Project () amounted to RMB4,609,930,000, while those allocated to the Zhongzhou Branch Bayer Ore-dressing Process Expansion Construction Project () amounted to RMB1,300,000,000.

The Chalco Xing County Alumina Project, being the investment project funded by proceeds raised from the non-public issuance of the shares, is operated and constructed by Shanxi Huaxing. On 25 November 2015 and 8 December 2015, the matters in respect of the external transfer of the 50% equity interests in Shanxi Huaxing by the Company and the proposed use of the proceeds raised from the external transfer for permanent replenishment of liquidity required for the operation of the Company were considered and approved at the 25th and the 26th meeting of the fifth session of the Board of the Company, respectively.

Use of Non-proceeds

During the year, the uses of non-proceeds are set out as follows:

(1)

The mining project of Zhongzhou for the bauxite at Duancun-Leigou (): Investment in project construction amounted to RMB1,358 million, and by the end of 2015, RMB805 million of capital expenditure had been incurred. The project is expected to commence production in December 2016 with 1.60 million tonnes of additional production capacity of bauxite.

(2)

The underground mining project of 0-24 line in Guizhou Maochang Mine (): Investment in project construction amounted to RMB787 million, and by the end of 2015, RMB651 million of capital expenditure had been incurred. The project was ready for mining operation in December 2015 with 1.20 million tonnes of additional production capacity of bauxite.

(3)

The Guizhou Qingzhen Alumina Project (): Investment in project construction amounted to RMB3,600 million, and by the end of 2015, RMB3,295 million of capital expenditure had been incurred. Two production lines with production capacity of 0.80 million tonnes of alumina per annum have been set up and were put into trial production in August 2015 with 1.60 million tonnes of additional production capacity of alumina.

Pre-emptive Rights

Pursuant to the Articles of Association and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB8.57 million during the year (2014: approximately RMB10.76 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no significant litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities

There were no significant contingent liabilities during the year which were required to be disclosed.

Directors and Supervisors

The Board and Supervisory Committee of the Company comprise:

Executive Directors

Ge Honglin	Appointed on 26 February 2015, resigned on 16 February 2016
Luo Jianchuan	Re-appointed on 27 June 2013, resigned on 20 November 2015
Ao Hong	Appointed on 29 December 2015
Liu Xiangmin	Re-appointed on 27 June 2013
Jiang Yinggang	Appointed on 27 June 2013

Non-executive Directors

Liu Caiming	Appointed on 26 February 2015
Wang Jun	Appointed on 27 June 2013

Independent Non-executive Directors

Wu Jianchang	Resigned on 26 February 2015
Ma Si-hang, Frederick	Resigned on 29 December 2015
Wu Zhenfang	Resigned on 2 April 2015
Chen Lijie	Appointed on 26 February 2015
Hu Shihai	Appointed on 25 June 2015
Lie-A-Cheong Tai Chong, David	Appointed on 29 December 2015

Supervisors

Zhao Zhao	Appointed on 27 June 2013
Yuan Li	Re-appointed on 27 June 2013
Zhang Zhankui	Resigned on 13 November 2015
Wang Jun	Appointed on 29 December 2015

Profiles of the current Directors and Supervisors are set out on pages 19 to 23.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the Articles of Association, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in note 31 to the financial statements. For the year ended 31 December 2015, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Permitted Indemnity Provisions

As at 31 December 2015, all Directors, Supervisors and other senior management of the Company were covered under the liability insurance purchased by the Company for them.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

On 10 July 2015, Mr. Jiang Yinggang, an executive Director of the Company, and Mr. Zhao Zhao, Chairman of the Supervisory Committee, acquired 10,000 and 5,100 A Shares of the Company, respectively, through the trading system of the Shanghai Stock Exchange by their self-raised funds. As of 31 December 2015, following Director and Supervisor of the Company were interested in Shares of the Company:

		Number of
		A Shares of		Percentage
		the Company		in the relevant	Percentage in
	Position in the	held as personal		class of issued	total issued
Name	Company	interests	Capacity	share capital	share capital

Jiang Yinggang	Executive Director	10,000	Beneficial owner	0.000091%	0.000067%
Zhao Zhao	Chairman of	5,100	Beneficial owner	0.000047%	0.000034%
	the Supervisory
	Committee

Save as disclosed above, as of 31 December 2015, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

During the year ended 31 December 2015, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Transactions, Arrangements or Contracts

For the year ended 31 December 2015, none of the Directors or Supervisors or entities connected to such Directors or Supervisors was materially interested, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of 31 December 2015, the Group had 70,368 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, child care, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Company has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Company's plants is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the retirement pension fund. The percentage of the contribution in the employees' salaries is around 20%.

The Company keeps in close touch with employees and provides them with fair working environment. In addition, the Company emphasizes the professional development of employees and provide them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2015. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2015.

Management Contracts

No contract concerning the management or administration of the whole or any substantial part of the business of the Company was entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended 31 December 2015, not more than 30% of the Group's total sales were attributable to the aggregate sales to the five largest customers of the Group.

For the year ended 31 December 2015, not more than 30% of the Group's total cost of sales (tax inclusive)was attributable to the total consideration of raw materials provided to the Group's by the five largest suppliers of the Group.

Customers and suppliers have always been of great importance to our sustainable and stable development. We are committed to establishing a close relationship with our customers and providing them with high-quality products and services. We value the feedback from customers and try to understand their thoughts through daily communication, after-sale return visit and customer satisfaction survey. We proactively communicate with suppliers to ensure they are committed to delivering high-quality and sustainable products and services. We established e-commerce procurement platform to carry out hierarchical management on suppliers in terms of the importance, procure volume and dependence.

Code on Corporate Governance

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The financial statements of the Company for the year ended 31 December 2015 have been reviewed by the Audit Committee of the Company.

Auditors

The financial statements have been audited by Ernst & Young.

Ernst & Young was the auditors of the Company for its 2015 Hong Kong annual report, and it was also the auditors of the Company for its 2012, 2013 and 2014 Hong Kong annual reports. For further details of the auditors of the Company, please refer to the section headed "Auditors' Remuneration" of the "Report on Corporate Governance and Internal Control" in this Annual Report.

Ao Hong (Acting)
Chairman

Beijing, the PRC
17 March 2016

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited, I hereby submit to the Annual General Meeting a report on the work of the Supervisory Committee for the past year.

During the year, the Supervisory Committee convened the Supervisory Committee meetings on a regular basis or from time to time, and attended the Company's general meetings and Board meetings as observers in accordance with powers and duties provided by the Company Law and the Articles of Association. Through focusing on the adaption to the Company's continuous development changes, the enhancement of its operating transparency and standardization, the establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1.	Members of the Supervisory Committee

The fifth session of the Supervisory Committee of the Company comprised 3 members, namely Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui (Mr. Zhang Zhankui has resigned as a Supervisor of the Company on 13 November 2015, and the Company has elected Mr. Wang Jun as a Supervisor of the fifth session of the Supervisory Committee of the Company at the 2015 Second Extraordinary General Meeting held on 29 December 2015), with Mr. Zhao Zhao serving as the chairman thereof. Among the members in the fifth session of the Supervisory Committee of the Company, Mr. Zhao Zhao and Mr. Zhang Zhankui (Mr. Wang Jun) were Supervisors representing the shareholders, whereas Mr. Yuan Li was an employee-representative Supervisor.

2.	Supervisory Committee Meetings

During the year, eight meetings were held by the Supervisory Committee of the Company, the main contents of which are as follows:

The eighth meeting of the fifth session of the Supervisory Committee of the Company was held on 30 January 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the Proposal in respect of the Proposed Provisions of Substantial Impairment of Assets.

The nineth meeting of the fifth session of the Supervisory Committee of the Company was held on 25 March 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the 2014 Annual Report, the 2014 Work Report of the Supervisory Committee, the 2014 Corporate Social Responsibility Report and the 2014 Assessment Report on Internal Control.

The tenth meeting of the fifth session of the Supervisory Committee of the Company was held on 28 April 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the 2015 First Quarterly Financial Report of the Company.

The eleventh meeting of the fifth session of the Supervisory Committee of the Company was held on 25 June 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the Proposal on Using the Raised Proceeds from Non-public Issuance of A Shares to Replace the Self-Raised Funds Invested in Advance in Investment Projects ().

The twelfth meeting of the fifth session of the Supervisory Committee of the Company was held on 27 August 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the 2015 Interim Financial Report of the Company.

The thirteenth meeting of the fifth session of the Supervisory Committee of the Company was held on 29 October 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the 2015 Third Quarterly Financial Report of the Company.

The fourteenth meeting of the fifth session of the Supervisory Committee of the Company was held on 25 November 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the Resolution in Relation to the Proposed External Transfer of the Equity Interests in Shanxi Huaxing Alumina Co., Ltd. of the Company.

The fifteenth meeting of the fifth session of the Supervisory Committee of the Company was held on 8 December 2015, with three Supervisors required to attend the meeting (3 persons with valid votes). The meeting considered and approved the Resolution in Relation to the Clarification on the Use of Proceeds from the Transfer of the Equity Interests in Shanxi Huaxing Alumina Co., Ltd. by the Company.

All of the above mentioned meetings of the Supervisory Committee were in accordance with the requirements of the Company Law and the Articles of Association of the Company.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the reporting period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of shareholders of the Company in performing their duties in the Company up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the reporting period.

(III)	Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and related parties transactions. The Supervisory Committee considered that the operating results achieved by the Company were true and all the related parties transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial position and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the audit report on the financial statements of the Company as issued by Ernst & Young, the international auditor, and Ernst & Young Hua Ming LLP, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

The non-public issuance of A shares of the Company was successfully completed in June 2015. The resolution on Using the Raised Proceeds from Non-public Issuance of A Shares to Replace the Self-Raised Funds Invested in Advance in Investment Projects () was considered and approved by the Company's Board of Directors and Supervisory Committee on 25 June 2015. The proceeds from this non-public issuance of the Company swapped with the self-raised funds invested in advance in the proceeds investment projects amounted to RMB5,909,930,000, among which, the proceeds allocated to the Chalco Xing County Alumina Project amounted to RMB4,609,930,000, while those allocated to the Chalco Zhongzhou Branch Bayer Ore-dressing Process Expansion Construction Project amounted to RMB1,300,000,000.

The Chalco Xing County Alumina Project, being the investment project funded by proceeds raised from the non-public issuance of the shares, is operated and constructed by Shanxi Huaxing Alumina Co., Ltd. (). The resolution in relation to the Proposed External Transfer of Equity Interest Held by the Company in Shanxi Huaxing Alumina Co., Ltd.(), was considered and approved at the meetings of Board of Directors and Supervisory Committee on 25 November 2015, respectively. The Resolution in relation to the Clarification on the Usage of Proceeds from Transfer of Equity Interest Held by the Company in Shanxi Huaxing Alumina Co., Ltd. () was considered and approved at the meetings of the Board of Directors and Supervisory Committee on 8 December 2015, whereby the Company agreed that the proceeds from the transfer to be used for permanent replenishment of liquidity required for the operation of the Company.

The Supervisory Committee of the Company has issued their specific opinion on above issues.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Parties Transactions of the Company

During the reporting period, the procedures for entering into connected parties transactions by the Company were in compliance with the requirements under the listing rules. The information on connected parties transactions was timely and sufficiently disclosed and the contracts of connected parties transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders or the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2014 Assessment Report on Internal Control of the Company" and the "Working Papers of Directors Assessment on the Internal Control of the Company", and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

In 2016, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Articles of Association. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, related parties transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Zhao Zhao
Chairman of the Supervisory Committee

Beijing, the PRC
17 March 2016

Report on Corporate Governance and Internal Control

Code on Corporate Governance

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Codes of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board believes that the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Audit Committee, the Remuneration Committee and the Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Audit Committee are independent non-executive Directors, of whom Mr. Ma Si-hang, Frederick, the chairman of the Committee, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board (Mr. Ma Si-hang, Frederick has resigned on 29 December 2015, and Mr. Lie-A-Cheong Tai Chong, David succeeded Mr. Ma Si-hang, Frederick as the chairman of the Audit Committee and as the financial expert of the Board).

The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that, the Company has complied with the code provisions in the CG Code and Internal Control Guidelines for the year ended 31 December 2015, except for CG Code provision A.5.1.

CG Code provision A.5.1 provides that (among others) a majority of the members of the nomination committee shall be independent non-executive directors. Prior to 2 April 2015, the Nomination Committee of the Company consisted of five Directors (including two executive Directors and three independent non-executive Directors). As Mr. Wu Zhenfang resigned as an independent non-executive Director of the Company and from relevant positions in the special committees under the Board, the Nomination Committee under the Board of the Company consisted of four Directors (including two executive Directors and two independent non-executive Directors) from 2 April 2015 to 24 June 2015. As at 25 June 2015, the Board approved the Nomination Committee to be constituted by five Directors (including two executive Directors and three independent non-executive Directors). Since then, the Company has not deviated from CG Code provision A.5.1.

Securities Dealings by the Directors, Supervisors and Relevant Employees

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the reporting period, the fifth session of the Board of the Company consists of nine Directors. Since that Mr. Wu Jianchang tendered his resignation as an independent non-executive Director on 27 June 2014; Mr. Sun Zhaoxue resigned as a non-executive Director on 16 September 2014; and Mr. Xiong Weiping resigned as an executive Director on 18 December 2014, the Company held the 2015 first extraordinary general meeting on 26 February 2015 and elected Mr. Ge Honglin as an executive Director (Mr. Ge Honglin has resigned as an executive Director and the Chairman of the Company on 16 February 2016), elected Mr. Liu Caiming as a non-executive Director, and elected Ms. Chen Lijie as an independent non-executive Director of the fifth session of the Board of the Company. Since that Mr. Wu Zhenfang resigned as an independent non-executive Director on 2 April 2015, Mr. Hu Shihai was elected as an independent non-executive Director of the fifth session of the Board of the Company at the 2014 annual general meeting held on 25 June 2015. Since that Mr. Ma Si-hang, Frederick tendered his resignation as an independent non-executive Director on 13 November 2015, Mr. Luo Jianchuan resigned as an executive Director on 20 November 2015, Mr. Ao Hong was elected as an executive Director and Mr. Lie-A-Cheong Tai Chong, David was elected as an independent non-executive Director of the fifth session of the Board of the Company at the 2015 second extraordinary general meeting of the Company held on 29 December 2015.

As at the date of this report, the fifth session of the Board of the Company consists of eight Directors, with three executive Directors, namely Mr. Ao Hong, Mr. Liu Xiangmin and Mr. Jiang Yinggang, two non-executive Directors, namely Mr. Liu Caiming and Mr. Wang Jun, and three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David.

At the 28th meeting of the fifth session of the Board of the Company convened on 16 February 2016, the nomination of Mr. Yu Dehui as the candidate of a non-executive Director of the fifth session of the Board of the Company was approved. The election procedure will be implemented at the 2016 first extraordinary general meeting to be held on 8 April 2016.

As at the date of this report, the terms of the non-executive Directors are as follows:

Whether allowed to
be re-appointed upon
	Commencement date	Expiry date	expiry of the term

Liu Caiming	26 February 2015	Date of the 2015	Allowed to be
		general meeting	re-appointed
Wang Jun	27 June 2013	Date of the 2015	Allowed to be
		general meeting	re-appointed
Chen Lijie	26 February 2015	Date of the 2015	Allowed to be
		general meeting	re-appointed
Hu Shihai	25 June 2015	Date of the 2015	Allowed to be
		general meeting	re-appointed
Lie-A-Cheong	29 December 2015	Date of the 2015	Allowed to be
Tai Chong, David		general meeting	re-appointed

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were independent.

Each Director acted in the interests of the shareholders, and used his or her best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, demergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "IPO Release" on the page of "Investor Relations" on the website of the Company.

The Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported the signing and performance of major contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion and consideration of all significant matters of the Company need to be reported to Directors or submitted to the Board. The Chairman has separately discussed with the non-executive Directors (including independent non-executive Directors), and fully understood their opinions and advices on the operation of the Company and the work of the Board.

Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every board of a listed issuer must include at least three independent non-executive Directors. Before 2 April 2015, the Board of the Company was comprised of three independent non-executive Directors. As Mr. Wu Zhenfang resigned from his position as an independent non-executive Director of the Company on 2 April 2015, the Board of the Company included only two independent non-executive Directors from 2 April 2015 to 24 June 2015, which was lower than the minimum number as required in Rule 3.10(1) of the Hong Kong Listing Rules. Mr. Hu Shihai was elected as an independent non-executive Director of the Company at the 2014 annual general meeting of the Company held on 25 June 2015. As such, the Company had been in compliance with Rule 3.10(1) of the Hong Kong Listing Rules to appoint a sufficient number of independent non-executive Directors. The three existing independent non-executive Directors of the Company are independent. They are professionals with profound knowledge and extensive experience in the respective fields of economics, corporate governance, legal, finance and capital operation. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

During the year, none of the independent non-executive Directors of the Company raised any objection to the resolutions proposed at Board meetings or other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management had any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors had any significant personal interest, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or any of its subsidiaries during 2015.

In 2015, 7 physical Board meetings were held by the Company, namely: the 15th meeting of the 5th session of the Board convened on 30 January 2015; the 16th meeting of the 5th session of the Board convened on 26 February 2015; the 17th meeting of the 5th session of the Board convened on 25 March 2015; the 18th meeting of the 5th session of the Board convened on 28 April 2015; the 19th meeting of the 5th session of the Board convened on 25 June 2015; the 21th meeting of the 5th session of the Board convened on 27 August 2015; and the 23th meeting of the 5th session of the Board convened on 13 November 2015.

A total of 54 resolutions were considered and approved at the above 7 meetings. Save for the aforesaid physical Board meetings, 6 Board meetings were convened by means of telecommunications by the Company in 2015, at which a total of 10 resolutions were considered and approved. The resolutions considered and approved by the Board of the Company during the year mainly involved the results reports and annual plans, equity and debenture, assets transfer as well as provisions of guarantee for subsidiaries, etc.

The attendance of all Directors in the 13 Board meetings held in 2015 is as follows:

				Required
	Required			attendance		Attendance
	attendance at		Attendance	at tele-		rate of tele-	Required		Attendance
	physical Board	Actual	rate of physical	communication	Actual	communication	attendance at	Actual	rate of general
Name of Director	meetings	attendance	meetings	Board meetings	attendance	meetings	general meetings	attendance	meetings

Ge Honglin note 1 (resigned)	6	6	100%	5	4	80%	5	5	100%
Luo Jianchuan note 2 (resigned)	7	6	85.71%	3	3	100%	4	1	25%
Ao Hong note 3	0	0	-	0	0	-	1	1	100%
Liu Xiangmin	7	7	100%	6	6	100%	5	5	100%
Jiang Yinggang	7	7	100%	6	6	100%	5	5	100%
Liu Caiming note 4	6	4	66.67%	5	4	80%	5	4	80%
Wang Jun	7	7	100%	6	6	100%	5	5	100%
Wu Jianchang note 5 (resigned)	1	0	0	1	0	0	1	0	0
Ma Si-hang, Frederick note 6
(resigned)	7	4	57.14%	6	6	100%	5	3	60%
Wu Zhenfang note 7 (resigned)	3	2	66.67%	1	1	100%	1	1	100%
Chen Lijie note 8	6	6	100%	5	5	100%	5	5	100%
Hu Shihai note 9	3	2	66.67%	5	5	100%	4	4	100%
Lie-A-Cheong Tai Chong,
David note 10	0	0	-	0	0	-	1	1	100%

Note 1:

Mr. Ge Honglin attended the 2015 first extraordinary general meeting of the Company held on 26 February 2015 as a candidate of Director, and he was elected as an executive Director of the fifth session of the Board of the Company. During his term of office, except for the 25th meeting of the fifth session of the Board held on 25 November 2015, at which Mr. Ge Honglin appointed Mr. Liu Xiangmin to attend the meeting as his alternate and vote according to his expressed intention indicated (not counted as attendance for the appointment of alternate), Mr. Ge Honglin has attended all the Board meetings and general meetings of the Company in 2015.

Note 2:

Mr. Luo Jianchuan resigned on 20 November 2015. During his term of office, a total of 10 Board meetings and 4 general meetings were convened by the Company in 2015. Occupied by other business affairs, Mr. Luo Jianchuan did not attend the 19th meeting of the fifth session of the Board held on 25 June 2015, and the 2014 annual general meeting, the 2015 first class meeting for holders of A Shares and the 2015 first class meeting for holders of H Shares which were convened on the same day. Mr. Luo Jianchuan appointed Mr. Ge Honglin to attend the 19th meeting of the fifth session of the Board as his alternate and vote according to his expressed intention indicated (not counted as attendance for the appointment of alternate).

Note 3:

Mr. Ao Hong attended the 2015 second extraordinary general meeting of the Company held on 29 December 2015 as a candidate of Director, and he was elected as an executive Director of the Company. During his term of office, no Board meeting was held by the Company in 2015.

Note 4:

Mr. Liu Caiming attended the 2015 first extraordinary general meeting held on 26 February 2015 as a candidate of Director, and he was elected as a non-executive Director of the fifth session of the Board of the Company. During his term of office, a total of 11 Board meetings was convened by the Company in 2015. Occupied by other business affairs, Mr. Liu Caiming did not attend the 21th meeting of the fifth session of the Board held on 27 August 2015 and appointed Mr. Ge Honglin as his alternate to attend the meeting and vote according to his expressed intention; occupied by other business affairs, Mr. Liu Caiming did not attend the 23rd meeting of the fifth session of the Board held on 13 November 2015 and appointed Mr. Ge Honglin as his alternate to attend the meeting and vote according to his expressed intention; occupied by other business affairs, Mr. Liu Caiming did not attend the 25th meeting of the fifth session of the Board held on 25 November 2015 and appointed Mr. Liu Xiangmin as his alternate to attend the meeting and vote according to his expressed intention (not counted as attendance for the above three appointments of alternate). Occupied by other business affairs, Mr. Liu Caiming did not attend the 2015 second extraordinary general meeting of the Company held on 29 December 2015.

Note 5:

Mr. Wu Jianchang tendered his resignation as an independent non-executive Director on 27 June 2014, and became effective after a new independent non-executive Director was elected in the 2015 first extraordinary general meeting of the Company held on 26 February 2015. During his term of office, Mr. Wu Jianchang did not attend the Board meetings and the general meetings of the Company in 2015.

Note 6:

Mr. Ma Si-hang, Frederick resigned on 29 December 2015. During his term of office, a total of 13 Board meetings was convened by the Company in 2015. Occupied by other business affairs, Mr. Ma Si-hang, Frederick did not attend the 16th meeting of the fifth session of the Board convened on 26 February 2015 and appointed Mr. Wu Zhenfang as his alternate to attend the meeting and vote according to his expressed intention; Occupied by other business affairs, Mr. Ma Si-hang, Frederick did not attend the 21st meeting of the fifth session of the Board held on 27 August 2015 and appointed Ms. Chen Lijie as his alternate to attend the meeting and vote according to his expressed intention; Occupied by other business affairs, Mr. Ma Si-hang, Frederick did not attend the 23rd meeting of the fifth session of the Board held on 13 November 2015 and appointed Ms. Chen Lijie as his alternate to attend the meeting and vote according to his expressed intention (not counted as attendance for the above three appointments of alternate). Occupied by other business affairs, Mr. Ma Si-hang, Frederick did not attend the 2015 first extraordinary general meeting held on 26 February 2015 and the 2015 second extraordinary general meeting held on 29 December 2015 by the Company.

Note 7:

Mr. Wu Zhenfang resigned on 2 April 2015. During his term of office, a total of 4 Board meetings and 1 general meeting was convened in 2015. Except for the 17th meeting of the fifth session of the Board convened on 25 March 2015, Mr. Wu Zhenfang has attended all the other Board meetings and general meeting of the Company.

Note 8:

Ms. Chen Lijie attended the 2015 first extraordinary general meeting of the Company held on 26 February 2015 as a candidate of Director, and she was elected as an independent non-executive Director of the fifth session of the Board of the Company. During her term of office, she have attended all Board meetings and general meetings of the Company in 2015.

Note 9:

Mr. Hu Shihai attended the 2014 annual general meeting of the Company held on 25 June 2015 as a candidate of Director, and he was elected as an independent non-executive Director of the fifth session of the Board of the Company, and a total of 8 Board meetings was convened during his term of office in 2015. Occupied by other business affairs, Mr. Hu Shihai did not attend the 21st meeting of the fifth session of the Board held on 27 August 2015 and appointed Ms. Chen Lijie as his alternate to attend the meeting and vote according to his expressed intention (not counted as attendance for the appointment of alternate aforesaid).

Note 10:

Mr. Lie-A-Cheong Tai Chong, David attended the 2015 second extraordinary general meeting of the Company held on 29 December 2015 as a candidate of Director, and was elected as an independent non-executive Director of the Company. During his term of office, no Board meeting was held by the Company in 2015.

Minutes of each Board meeting were recorded by a designated person, and proposals approved at the meetings were passed by way of resolutions, which were recorded and filed in accordance with relevant laws and regulations.

Chairman and Chief Executive President

In order to ensure a balance of power and authority and avoid undue concentration of power, from the beginning of the reporting period to the latest practicable date before the date of the issuance of this annual report, the position of Chairman has been assumed by Mr. Ge Honglin (resigned on 16 February 2016), the position of President has been assumed by Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Ao Hong (appointed on 20 November 2015), so as to improve independence, accountability and responsibility. The Chairman and President as two explicit defined positions have clear scope of official duty.

As a legal representative of the Company, the Chairman presides over the Board, aiming to ensure that the Board is acting in the best interests of the Company, operates effectively, duly performs its responsibilities and engages in discussions of significant and appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, the President heads the management and is responsible for the daily operation of the Company, including the implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.

Implementation of Shareholders' Resolutions by Directors

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and annual Board meetings were generally determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice was given to the Directors in due course and the proposals of the Board meeting were provided to the Directors ten days prior to the meeting, which gave them sufficient time to review each of the proposals.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. Confronted with the possible adverse impact imposed on the Company arising from the uncertainties in global economic development, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit of the Company.

The total pretax remuneration received by Directors from the Company, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2015 amounted to RMB1.366 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in note 30 to the financial statements. As of 31 December 2015, no stock appreciation rights scheme had been adopted by the Company.

Director's Receipt of the Company's Information and Training

The Company's Board Office offered comprehensive services to the Directors and provided all Directors with sufficient information in a timely manner to ensure that they are notified of the Company's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Board Office sent Directors' Newsletter () and industrial periodicals to the Directors every month to inform the Directors about the latest information and brief of the current status and development of the industry and the Company. The Board Office also checked the latest amendments of the laws, regulations and regulatory rules of securities from time to time and prepared and distributed the information to the Directors, Supervisors and senior management of the Company to ensure that they fulfill their duties in accordance with laws and regulations. In addition, all Directors have participated in continuous professional trainings with relevance to their roles and duties in 2015 to develop and refresh their knowledge and skill to ensure that their contribution to the Board remains informed and relevant.

The training received by each Director in 2015 is as follows:

Name of Director	Training (Note 1)

Ge Honglin (resigned)	A, B

Luo Jianchuan (resigned)	A, B
Ao Hong	A, B
Liu Xiangmin	A, B
Jiang Yinggang	A, B
Liu Caiming	A, B
Wang Jun	A, B
Wu Jianchang (resigned)	B
Ma Si-hang, Frederick (resigned)	B
Wu Zhenfang (resigned)	B
Chen Lijie	B, C
Hu Shihai	B, C
Lie-A-Cheong Tai Chong, David	B

Note:

A.	2015 Training for Directors, Supervisors and Senior Management organized by the Beijing Securities Regulatory Bureau.

B.	Self-study on the latest amendments on the Hong Kong Listing Rules and the Code on Corporate Governance.

C.	Qualification training for independent directors held by the Shanghai Stock Exchange.

Functions of Corporate Governance of the Board

The followings are corporate governance functions performed by the Board which were implemented by the special committees thereof:

(a)	Formulation and review of the policies and practice on corporate governance of the Company;

(b)	Review and supervision on the training and continuous professional development of the Directors and senior management;

(c)	Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d)	Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual, if any; and

(e)	Review of the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules.

The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analyzed the compliance of the Company with the CG Code in 2015. In addition, it adjusted the composition of the special committees under the Board according to the changes of the Directors. It convened five general meetings and thirteen Board meetings, and completed the relevant trainings of the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

Audit Committee

The Audit Committee has been established under the Board, and the duties of which mainly include reviewing the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, considering the appointment of independent auditors and approving audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

Pursuant to Rule 3.21 of the Hong Kong Listing Rules, the Audit Committee of the Company shall comprise of at least three members. Before 2 April 2015, the Audit Committee of the fifth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Ma Si-hang, Frederick (the chairman of the committee), Mr. Wu Zhenfang and Ms. Chen Lijie. The Audit Committee of the Company included less than three members from 2 April 2015 to 24 June 2015 due to the resignation of Mr. Wu Zhenfang. Mr. Hu Shihai was appointed as a member of the Audit Committee at the 19th meeting of the fifth session of the Board of the Company convened on 25 June 2015. As such, the Company had been in compliance with Rule 3.21 of the Hong Kong Listing Rules. The Audit Committee of the Company included less than three members from 29 December 2015 to 27 January 2016 due to the resignation of Mr. Ma Si-hang, Frederick. Mr. Lie-A-Cheong Tai Chong, David was appointed as a member and the chairman of the Audit Committee at the 27th meeting of the fifth session of the Board of the Company convened on 28 January 2016. As such, the Company had been in compliance with Rule 3.21 of the Hong Kong Listing Rules.

As at the date of this report, the Audit Committee of the fifth session of the Board of the Company consists of three independent Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David serves as the chairman of the Committee.

A total of 11 meetings was held by the Audit Committee of the Board of the Company in 2015. Mr. Ma Si-hang, Frederick and Ms. Chen Lijie had attended all the meetings of the Audit Committee during his or her term of office; Occupied by personal affairs, Mr. Wu Zhenfang failed to attend the 11th meeting of the Audit Committee of the fifth session of the Board held on 24 March 2015; Occupied by other business affairs, Mr. Hu Shihai failed to attend the 16th meeting of the Audit Committee of the fifth session of the Board held on 24 August 2015 and appointed Ms. Chen Lijie as his alternate to attend the meeting and vote according to his expressed intention. The validity of the meetings was in compliance with the relevant requirements of the "Detailed Implementation Rules for the Audit Committee under the Board of Aluminum Corporation of China Limited (). The meetings considered various important issues of the Company such as the periodic financial reports, internal control, risk assessment, internal and external auditing, anti-fraud, substantial impairment of assets and related parties transactions, etc.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and seriously and provided opinions and recommendations in relation to the financial reports, risk management, internal control, audit and related parties transactions of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.

The Audit Committee and the management discussed the risk management and internal control systems of the Company, so as to make sure that effective risk management and internal control systems have been established, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting, internal auditing and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient. The Audit Committee is of the view that the Company had complied with the requirements of the above corporate risk management and internal control systems during the year.

Remuneration Committee and Nomination Committee

During the reporting period, the Remuneration Committee of the fifth session of the Board of the Company consisted of one non-executive Director, Mr. Liu Caiming and two independent non-executive Directors, namely Mr. Ma Si-hang, Frederick (Mr. Ma Si-hang, Frederick resigned on 29 December 2015 and Mr. Lie-A-Cheong Tai Chong, David was appointed as a member of the Remuneration Committee of the fifth session of the Board by the Company at the 27th meeting of the fifth session of the Board held on 28 January 2016) and Mr. Wu Zhenfang (Mr. Wu Zhenfang resigned on 2 April 2015 and Mr. Hu Shihai was appointed as a member and the chairman of the Remuneration Committee of the fifth session of the Board by the Company at the 19th meeting of the fifth session of the Board held on 25 June 2015).

As at the date of this report, the Remuneration Committee of the Company consists of one non-executive Director, Mr. Liu Caiming and two independent non-executive Directors namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Hu Shihai serves as the chairman of the committee.

Duties of the Remuneration Committee include: to prepare the remuneration management scheme and remuneration proposal for Directors, employee-representative Supervisors and senior management, and provide suggestions to the Board; to prepare measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and provide suggestions to the Board; to monitor the implementation of the remuneration system of the Company; to review senior management's fulfilment of duties and conduct performance assessment; and other functions and authorities delegated by the Board.

In 2015, Remuneration Committee of the Board convened one meeting and all the members of the Remuneration Committee attended the meeting in person, representing an attendance rate of 100%. Two resolutions were considered and approved at the above meeting, which were the "Proposal regarding the Formulation of the Target Remuneration of the Directors and Supervisors of the Company in 2015" and "Proposal regarding the Formulation of the Target Remuneration of Senior Management in 2015". Both proposals were approved and passed by way of resolutions at the meeting.

The Company adopted the remuneration proposals where remuneration packages for individual Directors, employee-representative Supervisors and senior management members were recommended to the Board by the Remuneration Committee.

Details of the meetings of the Remuneration Committee were recorded by a designated person and signed by all members of the committee, and all items passed at each meeting were recorded, filed and kept in reserve in accordance with relevant rules.

During the reporting period, the Nomination Committee of the fifth session of the Board of the Company consisted of two executive Directors, namely Mr. Ge Honglin (resigned on 16 February 2016) and Mr. Luo Jianchuan (Mr. Luo Jianchuan resigned on 20 November 2015 and Mr. Ao Hong was appointed as a member of the Nomination Committee of the fifth session of the Board by the Company at the 27th meeting of the fifth session of the Board held on 28 January 2016) and three independent non-executive Directors, namely Mr. Ma Si-hang, Frederick (Mr. Ma Si-hang, Frederick resigned on 29 December 2015 and Mr. Lie-A-Cheong Tai Chong, David was appointed as a member of the Nomination Committee of the fifth session of the Board by the Company at the 27th meeting of the fifth session of the Board held on 28 January 2016), Mr. Wu Zhenfang (Mr. Wu Zhenfang resigned on 2 April 2015 and Mr. Hu Shihai was appointed as a member of the Nomination Committee of the fifth session of the Board by the Company at the 19th meeting of the fifth session of the Board held on 25 June 2015) and Ms. Chen Lijie.

As at the date of this report, the Nomination Committee of the Company consists of one executive Director, Mr. Ao Hong and three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. The position of the chairman of the committee is temporarily vacant.

Duties of the Nomination Committee mainly include: to study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board; to review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive Directors; and other functions and authorities delegated by the Board.

The procedures for appointment of a new Director of the Company are: the Nomination Committee of the Board nominates a Director candidate (For any Director candidate nominated by the Supervisory Committee or shareholders separately or jointly holding 3 percent or more of the Company's shares carrying voting rights pursuant to the Articles of Association, the Nomination Committee shall review the qualifications of such Director candidate) for consideration and approval by the Board, which is then put forward for election at a general meeting. The Nomination Committee adopted the policy of diversification for new members of the Board in the Code on Corporate Governance, which took effect from 1 September 2013 when it selected Director candidates. The Nomination Committee shall ensure the balance of skills, experience and viewpoints in the Board, which is necessary for the need of the Company's business. The committee shall select candidates on the basis of a series of diversified criteria, including but not limited to gender, age, cultural and educational background, profession and other experience, skills and knowledge.

A total of four meetings were held by the Nomination Committee of the Board in 2015, and all the member of the committee attended the said meetings, representing an attendance rate of 100%. The meetings were in compliance with the provisions under the Detailed Implementation Rules for the Nomination Committee under the Company and considered the nomination of Director candidates, nomination of senior management candidates and the adjustment in composition of the special committees under the Board etc., which were approved and passed by way of resolutions at these meetings.

Minutes of each meeting of the Nomination Committee were recorded by a designated person and signed by all members of the committee. All items approved at the meetings were recorded, filed and kept in reserve in compliance with relevant rules.

Apart from the aforesaid committees, the following committees were also established by the Board of the Company:

Development and Planning Committee

During the reporting period, the Development and Planning Committee of the fifth session of the Board of the Company consisted of three executive Directors, namely Mr. Ge Honglin (resigned on 16 February 2016), Mr. Luo Jianchuan (Mr. Luo Jianchuan resigned on 20 November 2015 and Mr. Ao Hong was appointed as a member of the Development and Planning Committee of the fifth session of the Board by the Company at the 27th meeting of the fifth session of the Board held on 28 January 2016) and Mr. Jiang Yinggang and one independent non-executive Director, Mr. Wu Zhenfang (Mr. Wu Zhenfang resigned on 2 April 2015 and Mr. Hu Shihai was appointed as a member of the Development and Planning Committee of the fifth session of the Board by the Company at the 19th meeting of the fifth session of the Board held on 25 June 2015).

As at the date of this report, the Development and Planning Committee of the Company consists of two executive Directors, namely Mr. Ao Hong and Mr. Jiang Yinggang and one independent non-executive Director Mr. Hu Shihai. The position of the chairman of the committee is temporarily vacant.

Duties of the Development and Planning Committee include reviewing and evaluation of the Company's long-term development strategy, financial budget, investment, business operation and strategic plan of annual investment returns. In the year, the Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of the committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.

Occupational Health and Safety and Environment Committee

During the reporting period, the Occupational Health and Safety and Environment Committee under the fifth session of the Board comprised, among others, two executive Directors, namely, Mr. Liu Xiangmin and Mr. Jiang Yinggang and one non-executive Director, namely Mr. Wang Jun, with Mr. Liu Xiangmin serving as the chairman.

Duties of the Occupational Health and Safety and Environment Committee include considering of the Company's annual planning on health, environmental protection and safety, supervision of the Company's effective implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. During the year, the Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules. Though no formal meeting was convened, each member of committee has fully discussed related issues at the Board meetings or during the course of individual communication, and provided constructive suggestions to the Board.

Supervisory Committee

The Supervisory Committee is responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. The fifth session of the Supervisory Committee of the Company consisted of three members, namely Mr. Zhao Zhao (as the shareholder representative Supervisor), Mr. Zhang Zhankui (Mr. Zhang Zhankui resigned on 13 November 2015 and Mr. Wang Jun was appointed as a member of the Supervisory Committee of the fifth session of the Board by the Company at the 2015 second extraordinary general meeting held on 29 December 2015) and Mr. Yuan Li (as the employee representative Supervisor). The term of office for all members of the fifth session of the Supervisory Committee of the Company will expire upon conclusion of the 2015 annual general meeting of the Company.

A total of 8 meetings was held by the Supervisory Committee in 2015, of which four were physical meetings and four were written ones, considered and approved eleven resolutions, including the periodic reports of the Company, Annual Report of the Supervisory Committee, Annual Report of Internal Control, Annual Corporate Social Responsibility Report, provisions of substantial impairment of assets and the transfer of share equity in investment project and the usage of paid-back fund, etc.

During this year, the Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law and the Articles of Association. It attended the general meetings and Board meetings as observers. Focusing on finding ways to adapt to the Company's changes in constant development, enhance the Company's operational transparency and standardization, promote the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and medium-sized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. On 26 February 2015, the Company convened the 2015 first extraordinary general meeting. On 25 June 2015, the Company convened the 2014 annual general meeting, the 2015 first class meeting for holders of A Shares and the 2015 first class meeting for holders of H Shares respectively. On 29 December 2015, the Company convened the 2015 second extraordinary general meeting. The meetings mentioned above were held in the Company's conference room at No. 62, North Xizhimen Street, Beijing.

Four proposals were considered at the 2015 first extraordinary general meeting. Major proposals considered at the general meeting include:

1.	to consider the resolution in relation to the proposed transfer of the shares held by the Company in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.;

2.	to consider the resolution in relation to the election of Mr. Ge Honglin as an executive Director of the fifth session of the Board of the Company;

3.	to consider the resolution in relation to the election of Mr. Liu Caiming as a non-executive Director of the fifth session of the Board of the Company;

4.	to consider the resolution in relation to the election of Ms. Chen Lijie as an independent non-executive Director of the fifth session of the Board of the Company.

Seventeenth proposals were considered at the 2014 annual general meeting. Major proposals considered at the general meeting include:

1.	to consider the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2014 of the Company;

2.	to consider the profit distribution proposals of the Company in 2014;

3.	to consider the resolution in relation to the financial services agreement entered into between the Company and Chinalco Finance Co., Ltd.;

4.	to consider the resolution in relation to the annual caps and renewal of the Continuing Connected Transactions for the three years from 2016 to 2018;

5.	to consider the resolution in relation to the provision of guarantees by the Company to its subsidiaries;

6.	to consider the resolution regarding the provision of guarantees to Chalco Ningxia Energy Group Co., Ltd. () and its subsidiary;

7.	to consider the resolution regarding the target remuneration for the Company's Directors and Supervisors for the year 2015;

8.	to consider the resolution in relation to the renewal of liability insurance for the Company's Directors, Supervisors and other senior management members;

9.	to consider the resolution of re-appointing auditors of the Company;

10.	to consider the resolution regarding the issuance of debt financing instruments of the Company;

11.	to consider the resolution in relation to the issue of overseas bond(s) by the Company;

12.	to consider the resolution regarding the general mandate to be granted to the Board of the Company to issue additional H shares;

13.

to consider the resolution in relation to the extension of the period of authorization to the Board of the Company and the persons to be fully authorized by the Board to deal with specific matters in connection with the non-public issue of A Shares;

14.	To consider the resolution in relation to the election of Mr. Hu Shihai as an independent non-executive Director of the fifth session of the Board of the Company.

One resolution was considered at the 2015 first class meeting for holders of A Shares, the content of which was: to consider the resolution in relation to the extension of the period of authorization to the Board of the Company and the persons to be fully authorized by the Board to deal with specific matters in connection with the non-public issue of A Shares.

One resolution was considered at the 2015 first class meeting for holders of H Shares, the content of which was: to consider the resolution in relation to the extension of the period of authorization to the Board of the Company and the persons to be fully authorized by the Board to deal with specific matters in connection with the non-public issue of A Shares.

Fourteenth proposals were considered at the 2015 second extraordinary general meeting. Major proposals considered at the meeting include:

1.

to consider the resolution in relation to the capital contribution to Chinalco Property Development Co., Ltd.* () by the Company and its subsidiaries by way of injecting certain urban property assets and cash;

2.	to consider the resolution in relation to the transfer of the property assets of Chalco Hong Kong Limited* () by the Company;

3.

to consider the resolution in relation to the capital contribution to Chinalco Capital Holdings Co., Ltd.* () by the Company by way of injecting the equity interests in ABC-CA Fund Co., Ltd.* () held by the Company and cash;

4.	to consider the resolution in relation to the transfer of equity interests in China Aluminum Nanhai Alloy Co., Ltd.* () held by the Company;

5.	to consider the resolution in relation to the transfer of equity interests in China Aluminum Logistics Group Corporation Ltd.* () by the Company;

6.	to consider the resolution in relation to the external transfer of equity interests in Shanxi Huaxing Aluminum Co., Ltd.* () by the Company;

7.	to consider the resolution in relation to the increase in the annual cap of continuing connected transactions of the Company for 2015;

8.	to consider the resolution in relation to the Company's adjustment of the cap for finance lease with Chinalco Finance Lease Co., Ltd.* ();

9.	to consider the resolution in relation to the change of the US auditor by the Company;

10.	to consider the resolution in relation to the non-public issuance of corporate bonds by the Company;

11.	to consider the resolution in relation to the amendments to the Articles of Association;

12.	to consider the resolution in relation to the election of Mr. Ao Hong as an executive Director of the fifth session of the Board of the Company;

13.	to consider the resolution in relation to the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the fifth session of the Board of the Company;

14.	to consider the resolution in relation to the election of Mr. Wang Jun as a Supervisor of the fifth session of the Supervisory Committee of the Company.

All the proposals at the abovementioned general meetings were approved with an average approval rate of 97.67%.

Extraordinary General Meeting

According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.

Proposals at the General Meeting

According to the Articles of Association, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "IPO Release" under the section of "Investors Relations" on the website of the Company.

Inquiry to the Board

For any inquiry to the Board, please contact the Board Office at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email:ir@chalco.com.cn).

Trainings for the Company Secretary

Mr. Xu Bo, the Company Secretary (resigned), is a full-time staff of the Company. He is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2015, Mr. Xu Bo completed not less than 15 hours of relevant professional trainings, and completed the training of the strengthening and continuous professional development courses provided by associated members of the Hong Kong Institute of Chartered Secretaries (HKICS).

Investor Relations

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and group visits to the Company, thereby further increasing their recognition of the Company. In 2015, the Company arranged four investors telephone conference for periodical results publication and roadshows for the annual and interim results; received approximately 43 group of 163 investors and analysts visitng the Company; attended 5 major investors annual summit on behalf of the Company; convened 29 investors' meetings on one-on-one or focus group basis; and convened 6 telephone conferences with investors groups. In addition, our investor relationships department is also responsible for answering investors' enquiries from various channels such as the e-interaction platform of the Shanghai Stock Exchange, telephone and email etc. on a timely basis. In 2015, the Company received more than 300 calls from corporate investors, public shareholders and industrial analysts and answered 38 enquiries from medium and small investors on the e-interaction platform of the Shanghai Stock Exchange.

Based on the changes in the share capital of the Company upon the completion of the non-public issue of A shares by the Company and the streamlining of the Articles of Association, the resolution in relation to the amendments to the Articles of Association was considered and approved at the twenty-first meeting of the fifth session of the Board of the Company convened on 27 August 2015 and at the 2015 second extraordinary general meeting convened on 29 December 2015. Details regarding the amendments to the Articles of Association are set out in the announcement dated 27 August 2015 and the circular dated 13 November 2015 of the Company. The latest version of the Company's Articles of Association is also available on the websites of the Company and the Hong Kong Stock Exchange.

As of 31 December 2015, the total market capitalization of the Company was approximately RMB62.994 billion, among which, the total market capitalization of the A shares of the Company amounted to approximately RMB54.470 billion and the market capitalization of the H shares of the Company was approximately HK$10.140 billion (equivalent to approximately RMB8.524 billion).

Note:

As of 31 December 2015, the number of issued shares of the Company was 14,903,798,236, including 10,959,832,268 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB4.97, and H share closing price was HK$2.57 on 31 December 2015. For details of classes of shareholders, please refer to page 31.

Corporate Management and Internal Control

Meetings of the management

The management is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the management convened president meetings which are chaired by the president and attended by the management personnel, and the presidential office meetings which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and supervision on the commencement and implementation of the Company's various operations.

Internal control

The responsibilities of the Board of the Company include establishment of complete internal control and effective implementation. The Supervisory Committee conducts supervision on the establishment and implementation of internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the internal control of the Company.

The objectives of internal control are to give a reasonable assurance that the Company's management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals.

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley Act, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control over financial reporting. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the Company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to monitor its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company. As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company has set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in the headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

From 2006 to 2013, with compliance with Internal Control Framework (1992) by COSO, the Company continuously enhanced internal control system and internal control evaluation document system, made self-evaluation report on internal control once a year according to relevant requirements and successfully passed external audit on effectiveness of internal control system required by U.S. Securities and Exchange Commission in successive eight years. In May 2013, the COSO published the new Internal Control Framework and stated that it was a replacement of Internal Control Framework (1992), effective from 16 December 2014. Pursuant to requirements of Internal Control Framework (2013) by COSO, the Company officially launched updating and improving work of internal control framework in 2014. As at the end of 2014, the updated and improved internal control system has worked officially. The internal control evaluation work for the year 2015 was conducted according to 2013 framework of COSO. With a focus on targets of internal control, the Company tested and evaluated the updated and improved internal control system against changes in internal and external operating environment to maintain long-lasting effectiveness of design and operation of the system.

Auditors' Remuneration

Upon the approval at the 2014 annual general meeting of the Company held on 25 June 2015, Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young") were appointed as the 2015 domestic and international auditors of the Company.

On 13 November 2015, the Company received the resignation letter from Ernst & Young stating that it proposed to resign as the US auditor of the Company based on consideration of its projects management. As approved at the 2015 second extraordinary general meeting of the Company, the auditor of the Company responsible for integrated auditing the US 20-F report for the year 2015 was changed from Ernst & Young to Ernst & Young Hua Ming LLP, the engagement period of which shall expire upon the conclusion of the 2015 annual general meeting of the Company. Ernst & Young will still be acting as the Hong Kong auditor of the Company.

The aggregate fees in respect of audit and non-audit services provided by Ernst & Young during the year were RMB22.9 million, of which, non-audit services including the auditors' letter on post-meeting matters to CSRC for non-public issuance of A share at a service charge of RMB0.1 million, and comfort letter on calculation accuracy of profit forecast in relation to Shanxi Huaxing at a service charge of RMB0.18 million.

Directors' and Auditors' Acknowledgment

All Directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2015. Auditor's reporting responsibilities are set out in the independent auditor's report on page 127 to 128.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its listing rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent Directors and six non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors during the reporting period.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of the CSRC, Rules Governing the Listing of Stocks on Shanghai Stock Exchange ("Shanghai Stock Exchange Listing Rules") and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and contribute to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

The Company had no material acquisition required to be disclosed in this year.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Charge and Pledges

As at 31 December 2015, the Group charged and pledged assets with a total amount of RMB13,757 million, including property, plant and equipment, land use rights, intangible assets, inventories, investment in an associate, investment in a subsidiary and trade and notes receivables for bank loans. In the meantime, the Group also obtained certain bank borrowings by pledging and charging its contractual rights to charge users for electricity generated and letter of credit. Details please refer to note 24 to the financial statements.

6.	Guarantees

In March 2013, the Company entered into a guarantee contract with China Development Bank, pursuant to which the Company will provide guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. () (hereinafter referred to as "Xinyugou Coal"), a joint venture of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As of 31 December 2015, Xinyugou Coal drew down a loan of RMB914 million under the contract, and the balance of guarantee provided by the Company to Xinyugou Coal was RMB311 million.

In February 2014, Shanxi Huasheng Aluminum Co., Ltd. () (hereinafter referred to as "Shanxi Huasheng"), entered into a guarantee contract of the maximum amount () with Shanghai Pudong Development Bank - Taiyuan Branch, providing guarantee in respect of a loan of up to RMB200 million in total in proportion to its 43.03% shareholding for Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () (hereinafter referred to as "Xingshengyuan Coal"), a joint venture of Shanxi Huasheng. The guarantee period was from the date of expiry of the term for performance of loan to two years from the date of expiry of the term for performance of loan as agreed under the contract for credit. As of 31 December 2015, Xingshengyuan Coal drew down a loan of RMB41 million under the contract, and the balance of guarantee provided by Shanxi Huasheng in proportion to its shareholding was RMB17 million.

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.* () (hereinafter referred to as "Ningxia Energy") entered into a guarantee contract with China Construction Bank - Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB30 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. () (as 50% of its original stake held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (), a controlling subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As at 31 December 2015, the balance of the guarantee provided by Ningxia Energy amounted to RMB30 million.

On 20 January 2012, Ningxia Energy and China Development Bank entered into a contract of pledge for accounts receivables of RMB loan (), and offered a pledge guarantee in respect of a project of the loan of RMB30 million in total for Ningxia Power Investment Corporation with a loan term of 12 years. As at 31 December 2015, the balance of the guarantee amounted to RMB11 million and the balance of the guarantee provided by Ningxia Energy amounted to RMB11 million.

As at 31 December 2015, the balance of the guarantee mutually provided between Ningxia Energy (the controlling subsidiary of the Company) and its subsidiaries amounted to RMB620 million.

In October 2013 and April 2014, Chalco Hong Kong Ltd. and its certain subsidiaries provided guarantee for USD350 million and USD400 million perpetual bonds issued by Chalco Hong Kong Investment Company Limited. As at 31 December 2015, Chalco Hong Kong Investment Company Limited has issued USD750 million senior perpetual bonds and the balance of the guarantee provided by Chalco Hong Kong Ltd. and its certain subsidiaries amounted to USD750 million (equivalent to approximately RMB4,870 million).

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Pingan Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for Guizhou Huajin Aluminum Co., Ltd. () (hereinafter referred to as "Guizhou Huajin"), a subsidiary of the Company. The guarantee period was two years from the date of expiry of the term for performance of each loan. As of 31 December 2015, Guizhou Huajin drew down a loan of RMB750 million under the contract, and the balance of guarantee provided for Guizhou Huajin by the Company in proportion to its shareholding amounted to RMB450 million.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide guarantee in respect of finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin, a subsidiary of the Company. The guarantee period was two years from the date of expiry of the term for performance of each loan under the principal contract. As of 31 December 2015, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided to Guizhou Huajin by the Company in proportion to its shareholding amounted to RMB300 million.

In April 2015, the Company entered into a guarantee contract of the maximum amount with the Chongqing Branch of China Minsheng Banking Corp., Ltd., pursuant to which the Company would provide a guarantee in respect of financing up to RMB300 million in total in proportion to its 60% shareholding for its subsidiary Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for performance of each loan under the principal contract. As of 31 December 2015, Guizhou Huajin dealt with financing of RMB300 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB180 million.

In September 2015, the Company entered into a guarantee contract of the maximum amount with the Guiyang Branch of Industrial Bank Co., Ltd., pursuant to which the Company would provide a guarantee in respect of financing up to RMB200 million in total in proportion to its 60% shareholding for its subsidiary Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for performance of each loan under the principal contract. As of 31 December 2015, Guizhou Huajin dealt with financing of RMB68 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB41 million.

7.	Entrusted Loans and Short Investments

Details of entrusted loans and short investments of the Group are set out in note 9 and note 14 to the financial statements.

8.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

When the Company offered its A shares in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco:

Chinalco will acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. If the Company proposes to acquire the pseudo-boehmite business from Chinalco, Chinalco shall dispose the aforesaid business, in accordance with the principles of fair and reasonable, to the Company at a fair price.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company have had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being. The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since 1 January 2014.

9.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

10.	Explanation of Other Significant Events

Non-public Offering of A shares

On 24 August 2012, the proposal that an issuance of not more than 1,450 million A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the fourth session of the Board of the Company. On 12 October 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2012 second extraordinary general meeting, 2012 second class meeting for holders of A Shares and 2012 second class meeting for holders of H Shares on 12 October 2012. On 7 December 2012, the Listing Committee of the CSRC reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from China Securities Regulatory Commission on the approval of our non-public offering of new shares no more than 1,450 million on 14 March 2013, being effective for 6 months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC. On 4 January 2015, the Company submitted the "Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited" () to CSRC. The sponsors, auditors and lawyers have also submitted their review recommendations in relation to the post-meeting matters to CSRC respectively. On 24 April 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684)() issued by the China Securities Regulatory Commission. In May 2015, the Company initiated the non-public issuance of A shares and completed setting the price through book-building on 15 May 2015 to issue 1,379,310,344 A shares with nominal value of RMB1.00 each and issue price of RMB5.8 per share to 8 qualified investors, getting a total proceeds of RMB7,999,999,995.20 and a net proceeds of RMB7,897,472,064.17 after deducting all relevant expenses in respect of this non-public issuance of RMB102,527,931.03. On 21 May 2015, the total proceeds were transferred to the designated account of the Company. On 15 June 2015, the Company completed relevant procedures on registration and custody for the issuance of 1,379,310,344 new A shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

Please refer to the announcements of the Company dated 12 October 2012, 14 March 2013, 24 April 2015, 16 June 2015 and 25 June 2015 for details of the above matters.

Disposal of Equity Interest in the Investment Project Funded by Proceeds

In accordance with the Report on the Non-Public Issuance of Shares of the Company, the proceeds from the non-public issuance after deduction of issuance expenses shall be used in the Chalco Xing County Alumina Project () , the Chalco Zhongzhou Bayer Oredressing Process Expansion Construction Project (), and the replenishment of the working capital of the Company. In particular, Shanxi Huaxing Alumina Co., Ltd. is responsible for implementing the Xing County Alumina Project. The construction of this project was officially started in May 2011 and it went into full operation in 2014. In June 2015, after the completion of the non-public issuance of shares of the Company, the 19th meeting of the fifth session of the Board of the Company approved the replacement of self-owned funds of the Company of RMB4,609.93 million which was invested into the Xing County Alumina Project in advance by the proceeds raised by the Company.

In light of the overall strategic arrangement of the Company for developing the Shanxi aluminum recycle industrial park, the Company intended to introduce strategic investors for the joint investment and cooperation in the establishment of a new model for the integrated development of coal, electricity and aluminum. Accordingly, as considered and approved at the 25th meeting of the fifth session of the Board of the Company, the Company transferred 50% equity interest in Shanxi Huaxing Alumina Co., Ltd. by way of public tender on SUAEE at a transfer price of RMB2,351.4788 million on 26 November 2015. On 24 December 2015, Shenzhen CR Yuanta Asset Management Co., Ltd* won the bid for the acquisition of equity interest in Shanxi Huaxing Alumina Co., Ltd. and entered into an equity transfer agreement in relation to the transfer of equity interest with the Company on the same day. As considered and approved at the 26th meeting of the fifth session of the Board of the Company, proceeds from the transfer of equity interest in Shanxi Huaxing Alumina Co., Ltd. will be used for permanent replenishment of liquidity required for the operation of the Company. The above transaction contemplated under the disposal of the equity interest in Shanxi Huaxing Alumina Co., Ltd.* constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

Please refer to the announcements of the Company dated 25 November 2015, 8 December 2015, 24 December 2015 and 5 January 2016 and the circular of the Company dated 14 December 2015 for details of the above matters.

Transfer of Shares of Jiaozuo Wanfang

On 22 January 2015 and 23 January 2015, the Company decreased its shareholding in Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") by 4,758,858 shares through the securities exchange system of the Shenzhen Stock Exchange. In March 2015, the Company transferred 100,000,000 shares of Jiaozuo Wanfang to Geo-Jade Petroleum Corporation by way of agreement after the public invitation for potential transferees. On June 25, 2015, the Company transferred 42,550,900 shares of Jiaozuo Wanfang by way of block trading through the securities exchange system of the Shenzhen Stock Exchange. On 18, 21 and 22 December 2015, the Company reduced its shareholding in Jiaozuo Wanfang by 16,695,100 shares through centralized bidding trading system of the Shenzhen Stock Exchange. From 23 to 25 December 2015, the Company reduced its shareholding in Jiaozuo Wanfang by 13,865,000 shares through centralized bidding trading system of the Shenzhen Stock Exchange and block trading. As of the end of December 2015, the Company held 29,582,057 shares of Jiaozuo Wanfang, representing 2.46% of total share capital of Jiaozuo Wanfang.

Please refer to the announcements of the Company dated 5 January 2015, 10 February 2015, 2 March 2015, 21 April 2015, 23 December 2015 and 28 December 2015 as well as simplified reports on equity changes dated 24 January 2015, 14 April 2015 and 26 June 2015 prepared by the Company and disclosed by Jiaozuo Wanfang.

Issuance of Perpetual Medium-Term Notes

On 27 October 2015, the Company has issued the third tranche of RMB2,000 million 2015 perpetual medium-term notes at a distribution rate of 5.50%, with an issue price of RMB100 for a term of 5+N years. And the interest commencement date is 29 October 2015. For details please refer to the announcement of China Foreign Exchange Trade System dated 30 October 2015.

Disposal of Certain Assets of Guizhou Branch

Guizhou Branch, the People's Government of the Baiyun District of Guiyang, Guiyang Land Reserve Centre, and Guizhou Aluminum Plant entered into a land reserve acquisition cooperation agreement on 13 November 2015. As the land of Guizhou Aluminum Plant occupied by the electrolytic aluminum plant area of Guizhou Branch would be transferred to the respective land resources and reserve authorities, pursuant to the agreement, Guizhou Branch agreed to sell and Guiyang Land Reserve Centre agreed to acquire the assets such as buildings and structures located at the aluminum area of Guizhou Branch. The People's Government of Baiyun District in Guiyang and Guiyang Land Reserve Centre engaged an independent third party as the appraisal firm, which adopted the asset based approach to evaluate the subject assets under the disposal. Based on the appraisal results of the appraisal firm, Guiyang Land Reserve Centre offered RMB1.95 billion for the respective estimated value for the subject assets under the disposal. Guizhou Branch and Guiyang Land Reserve Centre underwent negotiation on arm's length basis, and unanimously agreed that the consideration for the subject assets under the disposal should be RMB1.95 billion. The disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

For details of this event, please refer to the announcement of the Company dated 13 November 2015.

11.	Significant Subsequent Events

For other significant events after the reporting period, please refer to relevant disclosures made in note 43 to the financial statements.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by the Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2015. For the year ended 31 December 2015, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

		Aggregated	Percentage of
		consideration	turnover (for
		(for the year	the year
		ended 31	ended	Annual cap
		December	31 December	for
		2015)	2015)	the year 2015
		(in RMB million)		(in RMB million)

Purchases of goods or services:

(A)	Comprehensive Social and Logistics Services
	Agreement (Counterparty: Chinalco)	325	0.26%	600

(B)	General Agreement on Mutual Provision
	of Production Supplies and Ancillary
	Services (including water electricity and gas)
	(Counterparty: Chinalco)	2,202	1.78%	4,500

(C)	Xinan Aluminum Mutual Provision of
	Products and Services Framework Agreement*
	(Counterparty: Xinan Aluminum (Group)
	Company Limited ("Xinan Aluminum"))	-	-	8,700

(D)	Mineral Supply Agreement (Counterparty: Chinalco)	152	0.12%	360

		Aggregated	Percentage of
		consideration	turnover (for
		(for the year	the year
		ended 31	ended	Annual cap
		December	31 December	for
		2015)	2015)	the year 2015
		(in RMB million)		(in RMB million)

Purchases of goods or services: (Continued)

(E)	Provision of Engineering, Construction and
	Supervisory Services Agreement
	(Counterparty: Chinalco)	1,610	1.30%	15,000

(F)	Land Use Rights Leasing Agreement
	(Counterparty: Chinalco)	539	0.44%	1,200

(G)	Buildings and Office Buildings Leases
	Agreement (Counterparty: Chinalco)	52	0.04%	110

(H)	Framework Agreement for Aluminum Products
	Fabrication Services* (Counterparty: Chinalco)	63	0.05%	360

(I)	Financial Services Agreement (Counterparty: Chinalco
	Finance Co., Ltd. ("Chinalco Finance"))

	(a) Original Financial Services Agreement (1 January	4,456	3.61%	Daily cap of
	2015 - 25 August 2015) Daily cap of deposit			deposit balance
	balance (including accrued interests)			5,000

	(b) Renewed Financial Services Agreement			Daily cap of
	(26 August 2015 - 31 December 2015)			deposit balance
	(including accrued interests)	7,586	6.15%	8,000

	Other financial services	3	0%	50

	(J) Finance Lease Agreement (Counterparty: Chinalco
	Finance Lease Co., Ltd. ("Chinalco Lease"))	1,206	0.98%	1,400

		Aggregated	Percentage of
		consideration	turnover (for
		(for the year	the year
		ended 31	ended	Annual cap
		December	31 December	for
		2015)	2015)	the year 2015
		(in RMB million)		(in RMB million)

Sales of goods or services:

(B)	General Agreement on Mutual Provision
of Production Supplies and Ancillary
	Services (Counterparty: Chinalco)	8,763	7.10%	10,000

(C)	Xinan Aluminum Mutual Provision of
Products and Services Framework
	Agreement* (Counterparty: Xinan Aluminum)	2,625	2.13%	8,000

(K)	Labor Services and Engineering Services
	Agreement (Counterparty: Chinalco)	62	0.05%	80

Notes:

*

The Company entered into the equity interest transfer agreement with Chinalco on 9 June 2013. As such, the Company transfered its equity interest of the eight aluminum fabrication enterprises to Chinalco. The aluminum fabrication enterprises would no longer be consolidated into the financial statements of the Company from 27 June 2013. For details in relation to the transfer of such equity interest, please refer to the Company's announcement dated 9 June 2013 and circular dated 7 June 2013. Certain of the abovementioned aluminum fabrication enterprises were actual counterparties of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and Framework Agreement for Aluminum Products Fabrication Services, acting as a member party of the Group to carry out continuing connected transactions with Chinalco in accordance with the abovementioned framework agreements during the period from 1 January 2013 to 27 June 2013. Such aluminum fabrication enterprises ceased to be members of the Group, and would not carry out transactions with Chinalco in accordance with the abovementioned framework agreement from 27 June 2013 onwards.

1.	The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable, and are in the interest of the Company's shareholders;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual cap made by the Company in respect of each of the disclosed continuing connected transactions.

3.

Certain related party transactions in note 35 to the financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further Information on the continuing connected transactions of this year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as provider

The Company as recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(i)

Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services;

(ii)

Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 24 August 2012.

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:

5 November 2001

Parties:

Chinalco as both provider and recipient

The Company as both provider and recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(a)	Supplies and Ancillary Services Provided by Chinalco to the Company

(i)

Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii)	Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services;

(iii)	Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b)	Supplies and Ancillary Services Provided by the Company to Chinalco

	(i)	Products: aluminum products (aluminum ingots) and alumina products, slag, coal, petroleum coke other relevant or similar supplies;

	(ii)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

For more detailed information on this continuing connected transaction, please refer to the announcement dated 24 August 2012 and the circular dated 12 October 2012 of the Company.

(C)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of initial agreement:

20 October 2008

Parties:

Xinan Aluminum as both provider and recipient

The Company as both provider and recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(i)

Sales of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps;

(ii)

Sales of products or services by Xinan Aluminum to the Company. Such products and services include: aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services;

(iii)

Sales of products by the Company and its branches and relevant subsidiaries to Chalco SW Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; and

(iv)	Sales of products by Chalco SW Aluminum to the Company. Such products include, among others, aluminum alloy sheets or rolls and aluminum processing scraps.

For more detailed information on this continuing connected transaction, please refer to the announcement dated 24 August 2012 and the circular dated 12 October 2012 of the Company.

(D)	Mineral Supply Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as supplier

The Company as recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties.

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 24 August 2012.

(E)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as provider and recipient

The Company as recipient and provider

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided).

For more detailed information on this continuing connected transaction, please refer to the announcement dated 24 August 2012 and the circular dated 12 October 2012 of the Company.

(F)	Land Use Rights Leasing Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as landlord

The Company as tenant

Term:

50 years expiring on 30 June 2051

As previously disclosed in the letter dated 27 December 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC.

Price determination:

The rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 24 August 2012.

(G)	Buildings and Office Buildings Leases Agreement

(i)	Buildings Leasing Agreement

Date:

5 November 2001

Parties:

Chinalco as landlord and tenant

The Company as landlord and tenant

Term:

20 years expiring on 30 June 2020.

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company.

Price determination:

The rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(ii)	Office Buildings Leasing Agreement

Date of initial agreement:

15 October 2011

Parties:

Chinalco Investment as landlord

The Company as tenant

Term:

The original agreement expired on 31 December 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Leasing of an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, from Chinalco Investment as the headquarters of the Company

Price determination:

the prevailing market rate

Payment term:

prepay semi-annually

For more detailed information on these continuing connected transactions, please refer to the announcement of the Company dated 24 August 2012.

(H)	Framework Agreement for Aluminum Products Fabrication Services

Date of initial agreement:

28 February 2011

Parties:

The Company as the client

Chinalco as the fabrication service provider

Existing term:

The original agreement expired on 31 December 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of transaction:

Aluminum products fabrication services, including but not limited to:

(i)	the provision of alumina fabrication and production services by Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company; and

(ii)

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils etc. by Qinghai Aluminum Company, a wholly-owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company prior to 27 June 2013.

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 24 August 2012.

(I)	Financial Services Agreement

Date of initial agreement:

26 August 2011

Parties:

The Company as the recipient

Chinalco Finance as the provider

Existing term:

The original agreement expired on 25 August 2012 for a term of 1 year. Pursuant to the financial services agreement renewed on 24 August 2012, the term was extended and expired on 25 August 2015. Pursuant to the financial services agreement renewed on 28 April 2015, the term was renewed for a term of 3 years from 26 August 2015 and will expire on 25 August 2018.

Nature of transaction:

Chinalco Finance agreed to provide deposit services, settlement services, credit services and miscellaneous financial services in accordance with the provisions and conditions set out in the renewed financial services agreement. Within the validity period of the renewed financial services agreement, the maximum daily deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB8 billion; The maximum daily loan balance (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB10 billion; the annual service fees charged by Chinalco Finance for miscellaneous financial services provided to the Group shall not exceed RMB50 million and Chinalco Finance will provide the Company with settlement services for free.

For more detailed information on this continuing connected transaction, please refer to the announcements dated 24 August 2012 and 28 April 2015 and the circulars dated 12 October 2012 and 2 June 2015 of the Company.

(J)	Finance Lease Agreement

Date of initial agreement:

27 August 2015

Parties:

The Company

Chinalco Lease

Existing term:

The finance lease framework agreement was entered into between the Company and Chinalco Lease on 27 August 2015, with a term from 27 August 2015 to 31 December 2016. A new finance lease framework agreement was entered into between the Company and Chinalco Lease on 13 November 2015 with a term of 3 years from 1 January 2016 to 31 December 2018.

Nature of Transaction:

Pursuant to the finance lease framework agreement, Chinalco Lease will provide finance lease services to the Group, and at any time within the period from 27 August 2015 to 31 December 2016, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB1.4 billion. Pursuant to the new finance lease framework agreement dated 13 November 2015, at any time within the period from 1 January 2016 to 31 December 2018, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion.

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated 27 August 2015, 8 September 2015 and 13 November 2015 and the circular of the Company dated 14 December 2015, respectively.

(K)	Labor Services and Engineering Services Agreement

Date of Initial Agreement:

13 November 2015

Parties:

The Company, as provider (for itself and on behalf of its subsidiaries); and

Chinalco, as recipient (for itself and on behalf of its subsidiaries)

Term:

1 January 2015 to 31 December 2015

Nature of transaction:

Services provided by the Company to Chinalco: engineering design services, equipment repairs, logistics management services, etc. (Note: Although the Company provided such services to Chinalco each year, the transactions were only recorded as a comparatively small amount and thus fall into the de minimis transactions under Chapter 14A of the Hong Kong Listing Rules.)

Pricing:

The price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Payment:

Chinalco shall make payment within three months upon the rendering of services by the Company and the settlement thereof.

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 13 November 2015.

Connected Transactions Related to Acquisition and Disposal of Assets

Acquisition of High-Purity Aluminum Plant and Light Metal Materials Plant of Baotou Group by Baotou Aluminum

On 25 June 2015, as considered and approved at the 19th meeting of the fifth session of the board of directors of the Company, Baotou Aluminum Company Ltd. () ("Baotou Aluminum"), a wholly-owned subsidiary of the Company, and Baotou Aluminum (Group) Co., Ltd. () ("Baotou Group"), a subsidiary of Chinalco, entered into an asset transfer agreement, pursuant to which Baotou Aluminum acquired the business of the high-purity aluminum plant and the light metal materials plant of Baotou Group by cash of RMB37.662 million. As at 31 December 2015, Baotou Aluminum has paid RMB30 million of the consideration. For details of the asset acquisition, please refer to the announcements of the Company dated 25 June 2015 and 30 June 2015.

Capital injection into Chinalco Resources

On 25 June 2015, the Company, Chinalco (the controlling shareholder of the Company), China Copper Co., Ltd. and China Rare Earth Co., Ltd.* () ("China Rare Earth") entered into a capital injection agreement, pursuant to which, the Company has made a capital injection of RMB616.58 million into Chinalco Mineral Resources Co. Ltd. ("Chinalco Resources"), a controlling subsidiary of Chinalco to acquire 15% equity interest in Chinalco Resources. As at 31 December 2015, the Company has made a capital injection of RMB246.63 million by cash, the outstanding balance of injection is RMB369.95 million. For details of the capital injection, please refer to the announcements of the Company dated 25 June 2015 and 30 June 2015.

Assets Swap between Chalco Shandong and Shandong Aluminum

Chalco Shandong Co., Ltd.,* ()("Chalco Shandong"), a wholly-owned subsidiary of the Company and Shandong Aluminum Company* ()("Shandong Aluminum"), a wholly-owned subsidiary of Chinalco (the controlling shareholder of the Company) entered into an assets swap agreement on 25 June 2015, pursuant to which, Chalco Shandong and Shandong Aluminum undertook the swap of certain assets.

The assets to be disposed of by Chalco Shandong (i.e. the assets to be acquired by Shandong Aluminum) include: the assets and relevant liabilities of the Electrolysis Aluminum Plant except for the electrolysis production line (mainly carbon assets), the Aluminum Processing Plant and the Hospital Ward Building of Chalco Shandong. The assets to be acquired by Chalco Shandong (i.e. the assets to be disposed of by Shandong Aluminum) are the relevant assets and liabilities of the Bayer process production line of Shandong Aluminum. The appraised value for the assets to be disposed of is RMB288 million, the appraised value for the assets to be acquired is RMB473 million. After negotiation between both parties, the shortfall of RMB185 million shall be paid by Chalco Shandong in cash. For details of the assets swap, please refer to the announcements of the Company dated 25 June 2015 and 30 June 2015.

Capital Injection into China Rare Earth

On 31 July 2015, the Company among with its controlling shareholder Chinalco, China Rare Earth (a subsidiary of Chinalco), Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* (), China-Belgium Direct Equity Investment Fund () and Haitong Kaiyuan Investment Co., Ltd. () entered into a capital injection agreement, pursuant to which, the Company has made a capital injection of RMB400 million to China Rare Earth with the appraised value of China Rare Earth on the benchmark date as its basis of consideration to obtain approximately 14.62% equity interest in China Rare Earth. For details of the capital injection, please refer to the announcement of the Company dated 3 August 2015.

Disposal of Equity Interest in Nanhai Alloy

The Company and its subsidiary China Aluminum International Trading Co., Ltd* () ("Chalco International Trading") transferred 100% equity interest of Chalco Nanhai Alloy Co., Ltd.* () ("Nanhai Alloy") through public tender on SUAEE on 13 November 2015. Chinalco Investment Development Co., Ltd* (, previously known as Chinalco Property Development Co., Ltd.* ()) ("Chinalco Investment"), a subsidiary of Chinalco, won the bid for the equity interest in Nanhai Alloy on 22 December 2015. On 24 December 2015, all parties entered into an equity transfer agreement on the transfer of the Nanhai Alloy equity interest. And the transaction has been approved at the 23rd meeting of the fifth session of the Board of the Company and obtained approval from Shareholders at the 2015 second extraordinary general meeting of the Company in accordance with relevant requirements under the listing rules of the Shanghai Stock Exchange. Thereafter, in light of the needs of the Company for re-planning of the development of Nanhai Alloy, and the equity transfer agreement on the transfer of Nanhai Alloy equity interest has not been actually performed, it was resolved at the 27th meeting of the fifth session of the Board of the Company for dissolution of the Nanhai Alloy equity transfer agreement and termination of the Nanhai Alloy equity interests transfer transaction through amicable negotiation with Chinalco Investment. For details of this matter, please refer to the announcements of the Company dated 13 November 2015, 22 December 2015, 24 December 2015 and 28 January 2016.

Capital Injection to Chinalco Capital by Way of 15% Equity Interest Held by the Company in ABC-CA and Cash

The Company, its controlling shareholder Chinalco and Chinalco Capital Holdings Co., Ltd.* () ("Chinalco Capital"), a wholly-owned subsidiary of Chinalco, entered into a capital contribution agreement on 13 November 2015, pursuant to which, the Company conditionally agreed to make a capital contribution of RMB433,150,600 in aggregate to Chinalco Capital, which shall be settled by way of RMB150,000,000 in cash and RMB283,150,600 in the form of 15% equity interest in ABC-CA Fund Management Co., Ltd.* () ("ABC-CA"). Upon the completion of the capital injection to Chinalco Capital, the Company will hold 17.7% equity interest in Chinalco Capital. The transaction has been approved at the 23rd meeting of the fifth session of the Board of the Company and obtained approval from Shareholders at the 2015 second extraordinary general meeting of the Company in accordance with relevant requirements under the listing rules of the Shanghai Stock Exchange. The transaction has not been approved by China Securities Regulatory Commission as of 31 December 2015. For details of this matter, please refer to the announcement of the Company dated 13 November 2015 and the circulars of the Company dated 13 November and 14 December 2015.

Capital Injection to Chinalco Property by Way of PRC Properties and Cash

On 13 November 2015, the Company and its subsidiaries, namely Chalco International Trading, Shanghai Kelin Aluminum of Shanghai Company Limited* ("Shanghai Kelin") () and Chinalco Asset Management Company* (parent of Chinalco Investment (a subsidiary of Chinalco), "Chinalco Asset Management") entered into the Chinalco Property capital increase agreement, pursuant to which, the Company, Chalco International Trading and Shanghai Kelin each conditionally agreed to make capital contributions to Chinalco Property, a wholly-owned subsidiary of Chinalco, by ways of the properties located in the PRC and cash as the consideration. Among which, the Company shall make a capital contribution of RMB1,236,758,300 in aggregate, which shall be settled by way of RMB646,000,000 in cash and RMB590,758,300 in the form of PRC properties owned by the Company to acquire 21.73% equity interest of Chinalco Property; while Chalco International Trading shall make a capital contribution of RMB111,996,700 in aggregate, which shall be settled by way of RMB40,000,000 in cash and RMB71,996,700 in the form of PRC properties owned by Chalco International Trading to acquire 1.97% equity interest of Chinalco Property. Shanghai Kelin shall contribute RMB24,194,700, of which RMB10 million shall be paid by cash, and RMB14,194,700 shall be paid by way of PRC properties owned by Shanghai Kelin, to acquire 0.42% equity interest of Chinalco Property. The transaction has been approved at the 23rd meeting of the fifth session of the Board of the Company and obtained approval from Shareholders at the 2015 second extraordinary general meeting of the Company in accordance with relevant requirements under the listing rules of the Shanghai Stock Exchange. For details of this matter, please refer to the announcement of the Company dated 13 November 2015 and the circulars of the Company dated 13 November and 14 December 2015.

Disposal of HK Property

On 13 November 2015, Chalco Hong Kong Investment Company Limited ("Chalco Hong Kong"), a wholly-owned subsidiary of the Company and Chinalco Assets Holdings Limited, a wholly-owned subsidiary of Aluminum Corporation of China Overseas Holdings Limited, which is in turn a wholly-owned subsidiary of Chinalco, entered into an asset transfer agreement, pursuant to which, Chalco Hong Kong agreed to transfer the office space totalling 10,800 square feet located on level 45, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong, owned by Chalco Hong Kong to Chinalco Assets Holdings Limited at a consideration of HKD372,000,000 (equivalent to RMB311,527,000). The transaction has been approved at the 23rd meeting of the fifth session of the Board of the Company and obtained approval from Shareholders at the 2015 second extraordinary general meeting of the Company in accordance with relevant requirements under the listing rules of the Shanghai Stock Exchange. For details of this matter, please refer to the announcement of the Company dated 13 November 2015 and the circulars of the Company dated 13 November and 14 December 2015.

Proposed Disposal of 100% Equity Interest in Chalco Logistics

On 25 November 2015, the Company held the 25th meeting of the fifth session of the Board to consider and approve the Resolution in Relation to the Proposed Transfer of the Entire Equity Interest in China Aluminum Logistics Group Corporation Co., Ltd* (). The Company learned at that time that its controlling shareholder Chinalco intended to participate in the bidding and estimated the above transaction would constitute a connected transaction (if proceeded) of the Company under Chapter 14A of the Listing Rules if Chinalco won the bid. On 26 November 2015, the 100% equity interest of Chalco Logistics held by the Company and Chalco International Trading, a wholly-owned subsidiary of the Company, were listed at China Beijing Equity Exchange () for public tender at a price of RMB823,031,500. As at 23 December 2015, being the expiry date of the public tender, the auction in relation to the public tender of the equity interest in Chalco Logistics failed as no bidder registered for the auction. For details of this matter, please refer to the announcements of the Company dated 25 November 2015 and 24 December 2015.

Pursuant to Chapter 14A of the Hong Kong Listing Rules, the above connected transactions (if proceeded) each constitutes a connected transaction of the Company. As the highest applicable percentage ratio (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of each of the connected transaction mentioned above is more than 0.1% but less than 5%, each of these connected transactions is only subject to the reporting and announcement requirements, but is exempted from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Independent Auditors' Report

To the shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries set out on pages 129 to 328, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
17 March 2016

Consolidated Statement of Financial Position

31 December 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		31 December	31 December
		2015	2014
	Notes		(restated)

ASSETS

Non-current assets
Intangible assets	5	10,439,015	10,980,098
Property, plant and equipment	6	89,874,746	94,119,984
Land use rights and leasehold land	7	2,707,584	3,274,428
Investments in joint ventures	8(a)	5,150,887	2,525,747
Investments in associates	8(b)	5,602,701	4,840,968
Available-for-sale financial investments	9	130,440	74,850
Deferred tax assets	10	1,362,995	952,057
Other non-current assets	11	9,831,705	12,479,204

Total non-current assets		125,100,073	129,247,336

Current assets
Inventories	12	20,177,028	22,543,346
Trade and notes receivables	13	5,151,039	5,332,534
Other current assets	14	15,847,333	13,031,700
Financial assets at fair value through profit or loss	36.1/36.2	2,058	120,901
Available-for-sale financial investments	9	224,820	4,635,600
Restricted cash and time deposits	15	1,734,739	1,663,590
Cash and cash equivalents	15	20,753,136	16,268,600

		63,890,153	63,596,271

Assets of a disposal group classified as held for sale	16	200,187	-
Non-current assets held for sale	16	78,838	-

Total current assets		64,169,178	63,596,271

Total assets		189,269,251	192,843,607

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of
the parent
Share capital	17	14,903,798	13,524,488
Other reserves	18	28,613,357	19,640,292
Accumulated losses
- proposed final dividend for the year	33	-	-
- others		(4,677,058)	(4,864,089)

		38,840,097	28,300,691

Non-controlling interests		11,457,339	11,353,155

Total equity		50,297,436	39,653,846

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	19	53,725,670	44,769,211
Other non-current liabilities	21	3,302,659	2,937,087
Deferred tax liabilities	10	1,006,155	1,061,265

Total non-current liabilities		58,034,484	48,767,563

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and notes payables	23	14,506,138	15,751,262
Other payables and accrued liabilities	22	11,779,410	13,203,174
Financial liabilities at fair value through profit or loss	36.1/36.2	161,700	29,384
Income tax payable		43,356	79,420
Interest-bearing loans and borrowings	19	54,422,862	75,358,958

		80,913,466	104,422,198

Liabilities of a disposal group classified as held for sale	16	23,865	-

Total current liabilities		80,937,331	104,422,198

Total liabilitie		138,971,815	153,189,761

Total equity and liabilities		189,269,251	192,843,607

Net current liabilities		16,768,153	40,825,927

Total assets less current liabilities		108,331,920	88,421,409

The accompanying notes are an integral part of these financial statements.

Ao Hong	Zhang Zhan Kui
Director	Chief Financial Officer

Consolidated Statement of Comprehensive Income

Year ended 31 December 2015
(Amounts expressed in thousands of RMB unless otherwise stated

		2015	2014
	Note		(restated)

Revenue	4	123,445,872	141,999,830
Cost of sales		(120,927,088)	(141,328,954)

Gross profit		2,518,784	670,876

Selling and distribution expenses	26(a)	(1,775,254)	(1,763,031)
General and administrative expenses	26(b)	(2,334,071)	(4,838,387)
Research and development expenses		(168,869)	(293,766)
Impairment loss on property, plant and equipment	6	(10,011)	(5,679,521)
Government grants	27(a)	1,768,926	823,986
Other gains, net	27(b)	5,023,600	356,935
Finance income	28	812,084	1,047,607
Finance costs	28	(5,949,665)	(6,730,597)
Share of profits and losses of:
Joint ventures	8(a)	23,238	89,510
Associates	8(b)	284,531	350,575

Profit/(loss) before income tax		193,293	(15,965,813)

Income tax benefit/(expense)	31	230,420	(1,074,910)

Profit/(loss) for the year		423,713	(17,040,723)

Profit/(loss) attributable to:
Owners of the parent		206,319	(16,208,170)
Non-controlling interests		217,394	(832,553)

		423,713	(17,040,723)

Other comprehensive income, net of tax:

Other comprehensive income to be reclassified to
profit or loss in subsequent periods:
Gain on available-for-sale financial assets		57,940	-
Share of other comprehensive income of an associate		4,658	-
Exchange differences on translation of foreign
operations		499,837	64,102

Net other comprehensive income to be reclassified
to profit or loss in subsequent periods		562,435	64,102

Total other comprehensive income, net of tax		562,435	64,102

Total comprehensive income/(loss) for the year		986,148	(16,976,621)

Total comprehensive income/(loss) for the year
attributable to:
Owners of the parent		768,754	(16,144,068)
Non-controlling interests		217,394	(832,553)

		986,148	(16,976,621)

Basic and diluted earnings/(loss) per share
attributable to ordinary equity holders of
the parent (expressed in RMB per share)	32	0.01	(1.20)

Details of the dividends payable and proposed for the year are disclosed in note 33 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

Year ended 31 December 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available- for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	(note 17)

At 1 January 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	-	(187,299)	(4,889,093)	28,275,687	11,353,155	39,628,842
Add: Retained earnings adjustment due to
business combination under common control	-	-	-	-	-	-	-	-	25,004	25,004	-	25,004

At 1 January 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	-	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846
Profit for the year	-	-	-	-	-	-	-	-	206,319	206,319	217,394	423,713

Other comprehensive
income for the year
Gain on available-for-sale
financial assets	-	-	-	-	-	57,940	-	-	-	57,940	-	57,940
Share of other comprehensive
income of an associate	-	-	-	-	-	4,658	-	-	-	4,658	-	4,658
Exchange differences on
translation of foreign
operations	-	-	-	-	-	-	-	499,837	-	499,837	-	499,837

Total comprehensive
income for the year	-	-	-	-	-	62,598	-	499,837	206,319	768,754	217,394	986,148

Issuance of A shares (note 17)	1,379,310	6,518,162	-	-	-	-	-	-	-	7,897,472	-	7,897,472
Business combination under
common control (note 38)	-	(37,662)	-	-	-	-	-	-	-	(37,662)	-	(37,662)
Disposal of subsidiaries
(note 39)	-	-	-	-	(5,405)	-	-	-	-	(5,405)	5,686	281
Issuance of perpetual
medium-term notes (note 40)	-	-	-	-	-	-	2,000,000	-	-	2,000,000	-	2,000,000
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	261,000	261,000
Other appropriation	-	-	-	-	(81,682)	-	-	-	-	(81,682)	(16,277)	(97,959)
Share of reserves of joint
ventures and associates
(note 8)	-	-	-	-	11,878	-	-	-	-	11,878	-	11,878
Partial disposal of Jiaozuo
Wangfang	-	-	-	-	(13,949)	-	-	-	-	(13,949)	-	(13,949)
Dividends paid by subsidiaries
to non-controlling
shareholders	-	-	-	-	-	-	-	-	-	-	(65,853)	(65,853)
Other equity instruments'
distribution	-	-	-	-	-	-	19,288	-	(19,288)	-	(297,766)	(297,766)

At 31 December 2015	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436

	Attributable to owners of the parent

		Capital reserves

(Restated)	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Total	Non- controlling interests	Total equity
	(note 17 )

At 1 January 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119
Add: Retained earnings adjustment due to business combination under common control	-	-	-	-	-	-	16,294	16,294	-	16,294

At 1 January 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,344,081	44,374,019	9,344,394	53,718,413
Loss for the year (restated)	-	-	-	-	-	-	(16,208,170)	(16,208,170)	(832,553)	(17,040,723)

Other comprehensive
income for the year
Exchange differences on
translation of foreign
operations	-	-	-	-	-	64,102	-	64,102	-	64,102

Total comprehensive loss
for the year	-	-	-	-	-	64,102	(16,208,170)	(16,144,068)	(832,553)	(16,976,621)

Release of deferred government
subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(950)	(950)
Issuance of senior perpetual
securities, net of issuance
costs	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	694,957	694,957
Increase of equity interest in a
subsidiary	-	-	24,061	-	-	-	-	24,061	(24,061)	-
Other appropriation	-	-	-	-	33,404	-	-	33,404	32,046	65,450
Share of reserves of a joint
venture and associates	-	-	-	-	8,254	-	-	8,254	-	8,254
Share of change in an associate
due to passive equity dilution	-	-	(14,979)	-	-	-	-	(14,979)	-	(14,979)
Senior perpetual securities'
distribution	-	-	-	-	-	-	-	-	(224,241)	(224,241)
Dividends paid to
non-controlling shareholders	-	-	-	-	-	-	-	-	(98,250)	(98,250)

At 31 December 2014	13,524,488	13,098,082	674,094	5,867,557	187,858	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

Year ended 31 December 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		2015	2014
	Note		(restated)

Net cash flows from operating activities	34	7,231,450	13,818,759

Investing activities
Purchases of intangible assets		(34,610)	(106,077)
Purchases of property, plant and equipment		(8,689,820)	(8,038,327)
Purchases of land use rights and leasehold land		(139,624)	(295,506)
Proceeds from disposal of property, plant and equipment		805,764	219,490
Proceeds from disposal of intangible assets		-	11,637
Proceeds from disposal of a joint venture and an associate		1,857,993	7,993
Proceeds from disposal of land use rights	7	554,554	-
Acquisition of subsidiaries, net of cash acquired	38	(30,000)	-
Proceeds from disposal of subsidiaries and Alumina
Production Line of Guizhou Branch of the Company		1,568,950	3,639,193
Interest received from unpaid disposal proceeds		389,758	654,028
Proceeds from disposal of Chalco Iron Holdings Limited,
net of cash disposed of		2,680,288	2,801,901
Disposal of Shanxi Huaxing, net of cash disposed of	39(a)	590,650	-
Disposal of Ningxia Photovoltaic subsidiaries,
net of cash disposed of	39(b)	(189)	-
Investments in joint ventures	8(a)	(10,263)	-
Investments in associates	8(b)	(1,365,230)	(67,358)
Prepaid equity investment		(150,000)	-
Proceeds from disposal of available-for-sale
equity investments, net		-	6,899
Proceeds from disposal/(purchases) of financial products		4,410,780	(4,635,600)
Investment income from short-term investments	27(b)	38,469	71,023
Dividends received		320,857	58,929
Interest received from loans and borrowings to others		14,639	155,922
Decrease/(increase) in restricted cash		8,500	(4,000)
(Payment for)/proceeds from settlement of futures,
options and forward foreign exchange contracts, net		(680,685)	181,768
Payment for acquisition of a subsidiary
acquired in prior year		-	(36,958)
Loans to related parties	35	(140,000)	(764,000)
Loans repaid by related parties		111,000	972,139
Loan to a third party		-	(68,439)
Assets related government grants received		840,769	392,499
Others		-	(78,494)

Net cash flows from/(used in) investing activities		2,952,550	(4,921,338)

Financing activities
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		20,988,166	34,892,986
Proceeds from issuance of perpetual securities,
net of issuance costs		2,000,000	2,461,813
Repayments of short-term bonds and
medium-term notes		(32,000,000)	(26,700,000)
Senior perpetual securities' distribution paid		(297,766)	(224,241)
Drawdown of short-term and long-term loans		55,456,234	60,417,625
Repayments of short-term and long-term loans		(59,196,790)	(70,276,842)
Proceeds from government subsidies		-	25,000
Proceeds from finance lease, net of deposit and transaction costs		5,607,694	1,768,840
Finance lease instalment paid		(468,381)	(390,433)
Proceeds from issuance of A shares, net of issuance cost		7,897,472	-
Capital injection from non-controlling interests		261,000	694,957
Dividends paid by subsidiaries to non-controlling
shareholders		(20,045)	(19,273)
Interest paid		(6,041,814)	(6,763,197)
Others		-	96,314

Net cash flows used in financing activities		(5,814,230)	(4,016,451)

Net increase in cash and cash equivalents		4,369,770	4,880,970
Cash and cash equivalents at beginning of year		16,268,600	11,381,695
Effect of foreign exchange rate changes, net		114,766	5,935

Cash and cash equivalents at 31 December	15	20,753,136	16,268,600

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

31 December 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") () and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading and logistics and transport services of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

				Percentage of equity attributable to the Company
Name	Place of registration and business	Registered capital	Principal activities	Direct	Indirect

Baotou Aluminum Co., Ltd. ("Baotou Aluminum") ()	PRC/Mainland of China	1,668,980	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100%	-
China Aluminum International Trading Co., Ltd.("Chalco International Trading") ()	PRC/Mainland of China	1,731,111	Import and export activities	100%	-
Shanxi Huasheng Aluminum Co., Ltd. ()	PRC/Mainland of China	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	-
Shanxi Huaze Aluminum and Power Co., Ltd. ()	PRC/Mainland of China	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	-
Fushun Aluminum Co., Ltd. ()	PRC/Mainland of China	1,430,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	-
Zunyi Aluminum Co., Ltd. ()	PRC/Mainland of China	802,620	Manufacture and distribution of primary aluminum	62.10%	-
Chalco Zunyi Alumina Co., Ltd .()	PRC/Mainland of China	1,400,000	Manufacture and distribution of alumina	73.28%	-
Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") ()	PRC/Mainland of China	1,627,697	Manufacture and distribution of primary aluminum	55%	-
Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") ()	PRC/Mainland of China	529,240	Manufacture and distribution of primary aluminum	51%	-
Chalco Hong Kong Ltd. ("Chalco Hong Kong") ()	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities	100%	-
Chalco Mining Co., Ltd. ()	PRC/Mainland of China	760,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products	100%	-
Gansu Huayang Mining Development Co., Ltd. ()	PRC/Mainland of China	16,670	Manufacture and distribution of coal and other mineral products	70%	-
Chalco Energy Co., Ltd. ()	PRC/Mainland of China	819,993	Thermoelectric supply and investment management	100%	-
Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") ()	PRC/Mainland of China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power related equipment manufacturing	70.82%	-
Guizhou Huajin Aluminum Co., Ltd .()	PRC/Mainland of China	1,000,000	Manufacture and distribution of alumina	60%	-
Chalco Hong Kong Investment Company Limited	Hong Kong	UDS1	Bond issue	-	100%
Yinxing Energy	PRC/Mainland of China	541,633	Operation of wind power, Design, manufacture and distribution of wind power and solar power equipment	-	52,91%
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (	PRC/Mainland of China	200,000	Research and development services	100%	-
Chalco Shandong Co., Ltd. ("Chalco Shandong") ()	PRC/Mainland of China	2,500,000	Manufacture and distribution of alumina	100%	-
Guangxi Investment Co., Ltd. ("Guangxi Investment") (	PRC/Mainland of China	10,000	Investment management	100%	-
Chalco ZhongzhouAluminum Co., Ltd .()	PRC/Mainland of China	3,200,000	Manufacture and distribution of alumina	100%	-
Shanxi Aluminum China Resources Co., Ltd. ()	PRC/Mainland of China	200,000	Manufacture and distribution of primary aluminum	50%	-
China Aluminum Logistics Group Corporation Co., Ltd .()	PRC/Mainland of China	50,000	Logistic transportation	81.87%	18.13%

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). They have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

Going concern

As at 31 December 2015, the Group's current liabilities exceeded its current assets by approximately RMB16,768 million (31 December 2014: RMB40,826 million (restated)). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2016;

*

Unutilised banking facilities of approximately RMB70,772 million as at 31 December 2015, of which amounts totaling RMB63,877 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

Consolidation

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries for the year ended 31 December 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

*	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

*	Exposure, or rights, to variable returns from its involvement with the investee; and

*	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

*	The contractual arrangement with the other vote holders of the investee;

*	Rights arising from other contractual arrangements; and

*	The Group's voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

*	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

*	Derecognises the carrying amount of any non-controlling interests;

*	Derecognises the cumulative translation differences recorded in equity;

*	Recognises the fair value of the consideration received;

*	Recognises the fair value of any investment retained;

*	Recognises any surplus or deficit in profit or loss; and

*

Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combination under common control incurred during this year as disclosed in note 38.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expenses in the period in which they are incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If the business combination is achieved in stages through multiple transactions, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

(c)	Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group's voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to 1 January 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

When the Company loses control of a subsidiary in multiple arrangements (transactions), which indicate that the multiple arrangements is a single transaction, the multiple arrangements are accounted for as a single transaction.

2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2014, except the adoption of the following revised International Financial Reporting Standards ("IFRSs") (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from 1 January 2015:

*	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

*	Annual Improvements to IFRSs 2010-2012 Cycle

*	Annual Improvements to IFRSs 2011-2013 Cycle

The principal effects of adopting these new and revised IFRSs are as follows:

IAS 19 Contributions from employees or third parties to defined benefit plans

The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group does not have defined benefit plans.

Annual Improvements to IFRSs 2010-2012 Cycle

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: Clarifies the treatment of gross carrying amount and accumulated depreciation or amortisation of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

IAS 24 Related Party Disclosures: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

Annual Improvements to IFRSs 2011-2013 Cycle

IFRS 3 Business Combinations: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendment has had no impact on the Group as the Company is not a joint arrangement and the Group did not form any joint arrangement during the year.

IFRS 13 Fair Value Measurement: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as it does not own any investment properties.

In addition, the Company has adopted the amendments to the Listing Rules issued by the Hong Kong Stock Exchange relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

2.3	Issued but not yet effective financial reporting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

IFRS 9	Financial Instruments2

Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and
its Associate or Joint Venture1
Amendments to IFRS 10	Investment Entities: Applying the Consolidation Exception1
IFRS 12 and IAS 28(2011)
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations1
IFRS 14	Regulatory Deferral Accounts3
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and
Amortisation1
IFRS 15	Revenue from Contracts with Customers2
Amendments to IAS 1	Disclosure Initiative1
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants1
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements1
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs1

[1]	Effective for annual periods beginning on or after 1 January 2016
[2]	Effective for annual periods beginning on or after 1 January 2018
[3]	Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after 1 January 2016 and therefore is not applicable to the Group

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 Financial Instruments

In September 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from 1 January 2018. The Group is currently assessing the impact of the standard.

Amendments to IFRS 10 and IAS 28 (2011)

The amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from 1 January 2016.

Amendments to IFRS 11

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2016.

Amendments to IAS 16 and IAS 38

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2016 as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

Amendments to IFRS 15

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In September 2015, the IASB issued an amendment to IFRS 15 regarding a one-year deferral of the mandatory effective date of IFRS 15 to 1 January 2018. The Group expects to adopt IFRS 15 on 1 January 2018 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)	the materiality requirements in IAS 1;

(ii)	that specific line items in the statement of comprehensive income and the statement of financial position may be disaggregated;

(iii)	that entities have flexibility as to the order in which they present the notes to financial statements; and

(iv)

that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income.. The Group expects to adopt the amendments from 1 January 2016. The amendments are not expected to have any significant impact on the Group's financial statements.

2.4	Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group's investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss as "Share of profit of an associate and a joint venture" in the statement of comprehensive income.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

The Company's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses. The results of associates and joint ventures are included in the Company's statement of comprehensive income to the extent of dividends received and receivable.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person:

(i)	has control or joint control over the Group;

(ii)	has a significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

	(i)	the entity and the Group are members of the same group;

	(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

	(iii)	the entity and the Group are joint ventures of the same third party;

	(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

	(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

	(vi)	the entity is controlled or jointly controlled by a person identified in (a);

	(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

	(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2.7	Fair value measurement

The Group measures its derivative financial instruments and available-for-sale financial investments at fair value at the end of each reporting period. Also, the fair values of financial instruments measured at amortised cost are disclosed in note 36.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

*	In the principal market for the asset or liability; or

*	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	Based on quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.8	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance costs". All other foreign exchange gains and losses are presented in "other gains, net" in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(c)	Group companies

The results and financial positions of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii)

income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)

all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2.9	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8 - 45 years
Machinery	3 - 30 years
Transportation facilities	6 -10 years
Office and other equipment	3 - 10 years

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of comprehensive income in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less any impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the asset is ready for its intended use that is eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.10	Intangible assets

	(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

	(b)	Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortisation when the mineral exploration rights are converted to mining rights and commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(iii)	Amortisation

Amortisation of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Periodic review of the useful lives and amortisation method

For intangible assets with finite useful lives, the estimated useful lives and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.11	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.12	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (for example goodwill or intangible assets not ready to use), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of comprehensive income in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.13	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

2.14	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in the statement of profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other income and gains in the statement of profit or loss. The loss arising from impairment is recognised in the statement of profit or loss in finance costs for loans and in other expenses for receivables.

(iii)	Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in the statement of profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to the statement of profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in the statement of profit or loss as other income in accordance with the policies set out for "Revenue recognition" below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of profit or loss.

(b)	Recognition and measurement

All regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

*	the rights to receive cash flows from the asset have expired; or

*

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the statement of profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the statement of profit or loss, is removed from other comprehensive income and recognised in the statement of profit or loss.

In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the statement of comprehensive income - is removed from other comprehensive income and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

The determination of what is "significant" or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

2.15	Financial liabilities

(a)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

(c)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.16	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.17	Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of commodity purchase contracts that meet the definition of a derivative as defined by HKAS 39 is recognised in the statement of profit or loss as cost of sales. Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group's expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

2.18	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net recoverable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net recoverable amount and recorded in profit or loss. Net recoverable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

2.19	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.20	Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

2.21	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Group should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are to construct or to form long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

2.22	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.23	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plans is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by the relevant municipal and provincial governments in the PRC. In 2015, the Group made monthly contributions at the rate of 20% (2014: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.24	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Share of income tax expense of joint ventures and associates are included in "share of profits and loss of joint ventures and associates". Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided using the liability method on all temporary differences at the end of reporting period between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences and the carry forward of unused tax losses can be utilised.

Deferred tax liability is provided for all taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.25	Perpetual securities

Perpetual securities are classified as equity if they are non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognized as distributions within equity.

2.26	Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognised when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

2.27	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

2.28	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.29	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain leasehold lands and property, plant and equipment. Leasehold lands and property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Regarding to the sale and lease back agreements, the Group treats the transactions of sale and lease back as finance leases, the difference between the carrying amount and consideration will be deferred and recognized with the depreciation during the useful lives of relevant assets as an adjustment of depreciation expense.

2.30	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.31	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.32	Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Going concern

As set out in note 2.1, the ability of the Group to continue operations is dependent upon obtaining the necessary borrowings and generating cash inflows from operating activities in order to generate sufficient cash flows to meet its liabilities as they fall due. In the event that the Group are unable to obtain adequate funding, there is uncertainty as to whether the Group will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

(b)	Significant influence over an entity in which the Group holds less than 20% of voting rights

At 31 December 2015, the Group owned a 2.46% equity interest of Jiaozuo Wanfang Aluminum Co., Ltd. ("Jiaozuo Wanfang") (). The Company considers that it has significant influence over Jiaozuo Wanfang even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate five out of the eleven directors of the board of directors of Jiaozuo Wanfang.

At 31 December 2015, the Group owned a 15% equity interest of Chalco Mineral Resources Co. Ltd. ("Chalco Resources") (). The Company considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the five directors of the board of directors of Chalco Resources.

At 31 December 2015, the Group owned a 14.62% equity interest of China Rare Earth Co., Ltd. ("China Rare Earth") (). The Company considers that it has significant influence over China Rare Earth even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the seven directors of the board of directors of China Rare Earth.

Prior to 31 December 2015, the Group owned a 15% equity interest of ABC-CA Fund Management Co., Ltd. ("ABC-CA") (). The Company considers that it has significant influence over ABC-CA even though it owns less than 20% of the voting rights, on the grounds that the Company can nominate one out of the nine directors of the board of directors of ABC-CA.

(c)	Entity in which the Group holds more than a majority of voting rights that is not subject to consolidation

In April 2015, Ningxia Energy and Zhejiang Power Group Co., Ltd. ("Zhejiang Power") () jointly established Ningxia Yinxing Power Co., Ltd. ("Yinxing Power") (). The registered capital of Yinxing Power is RMB800 million, of which Ningxia Energy and Zhejiang Power contributed 51% and 49%, respectively. Ningxia Energy can nominate four out of the seven directors of the board of directors. According to the articles of association of Yinxing Power, it requires more than two-thirds of the votes for passing most of the resolutions of both shareholders' meeting and board of directors. Accordingly, the directors of the Company consider that Ningxia Energy and Zhejiang Energy have joint control over Yinxing Power, which is accounted for as a joint venture.

(d)	Lease classification

As disclosed in note 20, the Group has entered into several sales and lease back agreements with third party lease companies and related party lease companies. The Group assessed the terms in the agreements and considered the Group had substantially all the risks and rewards of ownership and treated them as finance leases.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Property, plant and equipment and intangible assets - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated in every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated statement of comprehensive income. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net recoverable amount of the inventories. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and related tax expense to calculate the net recoverable amount of inventories. For inventories held for executed sales contracts, management estimates the net recoverable amount based on the contracted price; for other inventories, management estimates the realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, management has established a model in estimating the net recoverable amount at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

(e)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred income tax provisions in the period in which the determination is made.

Deferred tax assets are recognised for unused tax losses and deductible temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses deductible temporary difference can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at 31 December 2015 was RMB2,279 million (31 December 2014: RMB2,403 million), without taking into consideration the offsetting of balances within the same tax jurisdiction. The amount of unrecognised tax losses at 31 December 2015 was RMB22,328 million (31 December 2014: RMB22,564 million). Further details are contained in note 10 to the financial statements.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

*	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

*	it is probable that the temporary difference will not reverse in the foreseeable future.

As at 31 December 2015, the Group recognised the deferred tax liabilities for the taxable temporary differences associated with investments in an overseas subsidiary and a domestic associate. Apart from that, the Group believes that the taxable temporary differences associated with investments in all other subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities were not recognised as disclosed in note 10 to the financial statements.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

(f)	Goodwill - recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

4.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

Revenue recognised during the year is as follows:

	2015	2014
		(restated)

Sales of goods (net of value-added tax)	121,036,548	139,708,748
Other revenue	2,409,324	2,291,082

	123,445,872	141,999,830

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of internal reports in order to allocate resources to operating segments and assess their performance.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, and the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, and new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

*

The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products, raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly includes corporate management, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

	Year ended 31 December 2015

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	33,133,812	36,973,230	4,290,915	94,131,114	301,626	(45,384,825)	123,445,872

Inter-segment revenue	(26,501,470)	(8,861,390)	(98,124)	(9,908,906)	(14,935)	45,384,825	-

Sales of self-produced products
(Note (i))	23,294,776
Sales of products sourced from
external suppliers	60,927,432
Revenue from external
customers	6,632,342	28,111,840	4,192,791	84,222,208	286,691	-	123,445,872

Segment profit/(loss) before
income tax	1,967,072	(1,386,922)	(74,153)	(1,234,554)	733,746	188,104	193,293

Income tax benefit							230,420

Profit for the year							423,713

Other items
Finance income	204,206	20,820	39,231	265,372	282,455	-	812,084
Finance costs	(1,051,557)	(1,347,593)	(1,016,869)	(562,645)	(1,971,001)	-	(5,949,665)
Share of profits and losses of
joint ventures	-	-	6,979	-	16,259	-	23,238
Share of profits and losses of
associates	-	(2,027)	270,963	-	15,595	-	284,531
Amortisation of land use rights
and leasehold land	(44,064)	(28,989)	(12,557)	(15)	(1,344)	-	(86,969)
Depreciation and amortisation
(excluding the amortisation
of land use rights and
leasehold land)	(2,990,799)	(2,871,447)	(1,203,659)	(27,526)	(114,588)	-	(7,208,019)

Gain/(loss) on disposal of
property, plant and equipment
and land use rights	218,401	1,747,796	(611)	56,120	296,168	-	2,317,874
Government grants	297,688	1,369,644	79,611	12,816	9,167	-	1,768,926
Gain on disposal of Shanxi
Huaxing	1,035,254	-	-	-	1,552,880	-	2,588,134
Partial disposal of
Jiaozuo Wanfang	-	-	-	-	832,369	-	832,369
Impairment of property,
plant and equipment	-	-	(10,011)	-	-	-	(10,011)
Change for impairment of
inventories (Note (ii))	(219,997)	55,288	7,417	(459,575)	-	-	(616,867)
Reversal for impairment of
receivables, net	5,389	40,603	64,417	121,741	-	-	232,150
Investment in associates	21,000	312,286	2,323,968	118,352	2,827,095	-	5,602,701
Investment in joint ventures	1,886,083	-	1,412,223	-	1,852,581	-	5,150,887

Capital expenditure in:
Intangible assets	5,167	872	27,991	580	-	-	34,610
Land use rights and
leasehold land	-	133,686	5,938	-	-	-	139,624
Property, plant and equipment
(Note (iii))	5,112,086	1,862,662	2,377,708	16,930	144,097	-	9,513,483

Notes:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB12,699 million (2014: RMB13,231 million), sales of self-produced primary aluminum amounting RMB8,099 million (2014: RMB9,979 million), and sales of self-produced other products amounting to RMB2,497 million (2014: RMB4,763 million).

(ii)	Change for impairment of inventories do not include change for impairment due to disposal of subsidiaries and transferred to non-current assets held for sale.

(iii)	The additions in property, plant and equipment under sale and leaseback contracts (note 20) are not included in capital expenditure in property, plant and equipment.

	Year ended 31 December 2014 (restated)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	30,705,972	40,650,480	5,242,329	110,107,996	347,935	(45,054,882)	141,999,830

Inter-segment revenue	(24,852,245)	(10,260,057)	(148,158)	(9,761,841)	(32,581)	45,054,882	-
Sales of self-produced products
(Note (i))	27,973,346
Sales of products sourced from
external suppliers	72,372,809
Revenue from external
customers	5,853,727	30,390,423	5,094,171	100,346,155	315,354	-	141,999,830

Segment (loss)/profit before
income tax	(5,968,306)	(6,366,489)	(1,736,365)	658,678	(2,277,457)	(275,874)	(15,965,813)

Income tax expense							(1,074,910)

Loss for the year							(17,040,723)

Other items
Finance income	221,413	42,034	69,419	265,428	449,313	-	1,047,607
Finance costs	(1,277,390)	(1,396,930)	(1,256,195)	(449,456)	(2,350,626)	-	(6,730,597)
Share of profits and losses of
joint ventures	-	-	78,392	-	11,118	-	89,510
Share of profits and losses of
associates	-	(1,446)	281,932	(7)	70,096	-	350,575
Amortisation of land use rights
and leasehold land	(39,034)	(30,239)	(13,976)	(15)	(1,344)	-	(84,608)
Depreciation and amortisation
(excluding the amortisation
of land use rights and
leasehold land)	(3,376,746)	(2,744,872)	(1,196,038)	(6,715)	(73,823)	-	(7,398,194)

Gain/(loss) on disposal of property,
plant and equipment	2,537	(48,434)	437	11	1,305	-	(44,144)
Government grants	112,301	565,790	91,843	34,382	19,670	-	823,986
Impairment of intangible assets	(23,744)	-	(84,680)	-	-	-	(108,424)
Impairment of property,
plant and equipment	(3,292,425)	(859,866)	(1,479,574)	-	(47,656)	-	(5,679,521)
Impairment of land use
rights and leasehold land	(140,804)	-	-	-	-	-	(140,804)
Change for impairment of
inventories	(43,251)	(590,357)	(87,423)	54,305	330	-	(666,396)
Reversal/(provision) for impairment
of receivables, net	4,321	(2,860)	(61,970)	(81,755)	-	-	(142,264)
Investment in associates	-	314,313	2,389,395	-	2,137,260	-	4,840,968
Investment in joint ventures	4,900	-	1,165,149	-	1,355,698	-	2,525,747

Capital expenditure in:
Intangible assets	54,165	12	49,325	1,231	1,344	-	106,077
Land use rights and
leasehold land	8,340	284,514	2,652	-	-	-	295,506
Property, plant and equipment
(Note (iii))	3,455,491	2,038,608	2,321,906	117,814	80,702	-	8,014,521

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 31 December 2015

Segment assets	68,597,170	46,330,865	37,020,858	19,158,171	35,873,305	206,980,369
Reconciliation:
Elimination of inter-segment
receivables						(19,131,592)
Other elimination						(181,437)
Corporate and other
unallocated assets:
Deferred tax assets						1,362,995
Prepaid income tax						238,916

Total assets						189,269,251

Segment liabilities	42,769,848	31,480,143	25,051,030	14,047,128	43,705,747	157,053,896
Reconciliation:
Elimination of inter-segment
payables						(19,131,592)
Corporate and other
unallocated liabilities:
Deferred tax liabilities						1,006,155
Income tax payable						43,356

Total liabilities						138,971,815

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 31 December 2014 (restated)

Segment assets	72,961,013	48,198,781	36,855,105	20,890,288	25,990,507	204,895,694
Reconciliation:
Elimination of inter-segment
receivables						(12,883,041)
Other elimination						(370,006)
Corporate and other
unallocated assets:
Deferred tax assets						952,057
Prepaid income tax						248,903

Total assets						192,843,607

Segment liabilities	43,956,572	33,262,847	24,686,868	17,126,630	45,899,200	164,932,117
Reconciliation:
Elimination of inter-segment
payables						(12,883,041)
Corporate and other
unallocated liabilities:
Deferred tax liabilities						1,061,265
Income tax payable						79,420

Total liabilities						153,189,761

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	2015	2014
		(restated)

Segment revenue from external customers
- Mainland China	121,199,583	138,745,983
- Outside of Mainland China	2,246,289	3,253,847

	123,445,872	141,999,830

	2015	2014
		(restated)

Non-current assets (excluding financial assets and
deferred tax assets)
- Mainland China	117,189,869	119,378,945
- Outside of Mainland China	359,308	448,362

	117,549,177	119,827,307

For the year ended 31 December 2015, revenues of approximately RMB31,818 million (2014: RMB24,986 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the years ended 31 December 2015 and 2014.

5.	INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended 31 December 2015
Opening net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098
Additions	-	32,309	716	1,585	34,610
Transfer from property, plant and
equipment	-	23,009	6,559	7,433	37,001
Reclassify to operating lease prepayments (note 7(b))	-	(3,767)	-	-	(3,767)
Disposal of subsidiaries (note 39)	-	(183,267)	(186,114)	-	(369,381)
Amortisation	-	(223,068)	-	(32,030)	(255,098)
Currency translation differences	780	4,673	10,099	-	15,552

Closing net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

As at 31 December 2015
Cost	2,345,837	7,799,213	1,143,482	405,093	11,693,625
Accumulated amortisation and
impairment	-	(1,028,190)	-	(226,420)	(1,254,610)

Net carrying amount	2,345,837	6,771,023	1,143,482	178,673	10,439,015

(Restated)	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total

Year ended 31 December 2014
Opening net carrying amount	2,344,953	6,924,801	1,317,163	268,570	10,855,487
Additions	-	42,150	42,171	21,756	106,077
Transfer from property, plant and
equipment	-	385,840	-	38,395	424,235
Reclassification	-	48,222	(48,222)	-	-
Disposals	-	-	-	(10,977)	(10,977)
Amortisation	-	(245,194)	-	(43,055)	(288,249)
Impairment loss	-	(35,420)	-	(73,004)	(108,424)
Currency translation differences	104	735	1,110	-	1,949

Closing net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098

As at 31 December 2014
Cost	2,345,057	7,964,402	1,312,222	476,947	12,098,628
Accumulated amortisation and
impairment	-	(843,268)	-	(275,262)	(1,118,530)

Net carrying amount	2,345,057	7,121,134	1,312,222	201,685	10,980,098

For the year ended 31 December 2015, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

	2015	2014
		(restated)

Cost of sales	223,068	246,144
General and administrative expenses (note 26(b))	32,030	42,105

	255,098	288,249

As at 31 December 2015, the Group has pledged intangible assets with a net carrying value amounting to RMB1,241 million (31 December 2014: RMB1,125 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2015, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB1,582 million (31 December 2014: RMB4,569 million). There have been no litigation, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2015, the carrying value of these rights only represented approximately 1% of the total asset value of the Group (31 December 2014: 2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	31 December 2015		31 December 2014

	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT.Nusapati Prima ("PTNP")	14,892	-	14,112	-

	204,311	2,141,526	203,531	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2014: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2014: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at 31 December 2015 (31 December 2014: no impairment).

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

Year ended 31 December 2015
Opening net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984
Currency translation differences	319	209	143	31	-	702
Reclassifications and internal transfers	2,331,561	4,021,603	108,344	18,414	(6,479,922)	-
Transfer to intangible assets (note 5)	-	-	-	-	(37,001)	(37,001)
Transfer to land use rights (note 7(b))	-	-	-	-	(5,284)	(5,284)
Additions	238,260	93,679	16,020	3,504	9,162,020	9,513,483
Additions from sales and lease back (note 20)	-	4,796,220	-	-	887,814	5,684,034
Transfer to an associate as capital injection
(note 8(b))	(162,514)	(10,209)	-	(1,898)	-	(174,621)
Transfer to assets of a disposal group classified
as held for sale (note 16(a))	(40,661)	(25,840)	(112)	(2)	-	(66,615)
Disposal of subsidiaries (note 39)	(2,472,604)	(1,464,038)	(7,032)	(1,288)	(937,381)	(4,882,343)
Disposals (Note (i)(ii))	(473,362)	(102,735)	(5,661)	(838)	(157,838)	(740,434)
Disposals for sales and lease back (note 20)	-	(5,693,039)	-	-	(965,180)	(6,658,219)
Depreciation	(1,576,682)	(5,026,216)	(224,616)	(41,415)	-	(6,868,929)
Impairment loss	-	(10,011)	-	-	-	(10,011)

Closing net carrying amount	26,590,725	50,501,517	813,352	121,193	11,847,959	89,874,746

As at 31 December 2015
Cost	41,277,291	95,872,034	3,029,036	532,386	12,444,423	153,155,170
Accumulated depreciation and impairment	(14,686,566)	(45,370,517)	(2,215,684)	(411,193)	(596,464)	(63,280,424)

Net carrying amount	26,590,725	50,501,517	813,352	121,193	11,847,959	89,874,746

(Restated)	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total

Year ended 31 December 2014
Opening net carrying amount	27,281,141	56,641,136	1,175,664	147,522	15,460,542	100,706,005
Currency translation differences	(241)	25	20	(1)	10	(187)
Reclassifications and internal transfers	4,182,675	6,485,681	29,590	35,270	(10,733,216)	-
Transfer to intangible assets	-	-	-	-	(424,235)	(424,235)
Transfer to land use rights and leasehold land	-	-	-	-	(460,421)	(460,421)
Additions	209,306	1,961,933	4,266	8,685	7,624,680	9,808,870
Disposals	(83,637)	(2,300,081)	(35,467)	(3,973)	(439,550)	(2,862,708)
Depreciation	(1,361,507)	(5,346,095)	(219,339)	(40,878)	-	(6,967,819)
Impairment losses	(1,481,329)	(3,520,705)	(28,468)	(1,940)	(647,079)	(5,679,521)

Closing net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984

As at 31 December 2014
Cost	42,537,307	99,110,829	2,933,497	512,894	11,658,141	156,752,668
Accumulated depreciation and impairment	(13,790,899)	(45,188,935)	(2,007,231)	(368,209)	(1,277,410)	(62,632,684)

Net carrying amount	28,746,408	53,921,894	926,266	144,685	10,380,731	94,119,984

Note:

Included in disposals are mainly caused by the following transactions:

(i)

In November 2015, the Government of Baiyun District of Guiyang (), Guiyang Land and Mineral Resources Reserve Centre () ("Guiyang Land Reserve Centre"), a government-related entity, Guizhou Branch of the Company ("Guizhou Branch") and Guizhou Aluminum Plant entered into a Land Reserve Acquisition Cooperation Agreement of Electrolytic Aluminum Plant Area of Baiyun District(the "Land Reserve Acquisition Cooperation Agreement"). According to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch sold the aluminum plant and buildings to the Guiyang Land Reserve Centre at a consideration of RMB1,950 million which was deterimined based on the appraised value. Pursuant to the Land Reserve Acquisition Cooperation Agreement, Guizhou Branch will receive the consideration by instalments of RMB600 million, RMB200 million, RMB1,000 million and RMB150 million by the end of December 2015, December 2017, June 2018 and December 2018, respectively. The disposed aluminium plant and buildings' carring value was RMB438.4 million and the Group recognised a gain of RMB1,364.8 million in other gains in the consolidated statement of comprehensive income which was the difference between the discounted value of the consideration and the carrying value of the assets disposed of. Guizhou Branch received RMB600 million in December 2015 in accordance with the aforementioned instalment terms. As at 31 December 2015, the receivable from Guiyang Land Reserve Center was RMB1,350 million, which was discounted to the present value of RMB1,203.3 million.

(ii)

The Group disposed of its Hong Kong properties, including properties with carrying amount of RMB12.4 million and land use right with carrying amount of RMB89.4 million, to Chinalco assets holdings limited ("Chinalco assets holdings"), a subsidiary of Chinalco, in 2015, details of which is disclosed in note 35(a)(xiii).

For the year ended 31 December 2015, depreciation expenses recognised in profit or loss are analysed as follows:

	2015	2014
		(restated)

Cost of sales	6,673,861	6,756,110
General and administrative expenses (note 26(b))	172,337	179,813
Selling and distribution expenses (note 26(a))	22,731	31,896

	6,868,929	6,967,819

As at 31 December 2015, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB5,105 million (31 December 2014: RMB5,898 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of these buildings to the date of approval of these financial statements. As at 31 December 2015, the carrying value of these buildings only represented approximately 3% of our total asset value (31 December 2014: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2015, interest expenses of RMB476 million (2014: RMB533 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 4.90% to 6.55% (2014: 5.80% to 7.10%) (note 28), and were included in "additions" to property, plant and equipment.

As at 31 December 2015, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB6,103 million (31 December 2014: RMB9,249 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2015, the carrying value of temporarily idle property, plant and equipment of the Group is RMB6,257 million (31 December 2014: RMB4,139 million).

The net carrying amounting of the Group's fixed assets held under finance lease included in the total amounts of the machinery and construction in progress at 31 December 2015 were RM6,097 million (2014: RMB1,675 million) and RMB888 million (2014: nil), respectively. The accumulated depreciation of the Group's fixed assets held under finance lease was RMB494 million (2014: RMB119 million).

Impairment tests for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2014: 10.16%) that reflects specific risks related to CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs within operating segments.

For the CGUs with indicators of impairment identified there was no impairment based on the impairment tests.

7.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

		31 December 2015	31 December 2014

(a)	Finance leases:
	In Hong Kong, held on:
	Leases between 10 and 50 years	-	89,555

(b)	Operating leases:
	In the mainland of China, held on:
	Leases less than 10 years	142,429	71,312
	Leases between 10 and 50 years	2,351,478	3,053,158
	Leases over 50 years	213,677	60,403

		2,707,584	3,184,873

		2,707,584	3,274,428

(a)	Finance leases

	2015	2014

As at 1 January
Cost	109,227	108,498
Accumulated amortisation	(19,672)	(16,964)

Net carrying amount	89,555	91,534

Year ended 31 December
Opening net carrying amount	89,555	91,534
Currency translation differences	2,475	607
Disposal (Note)	(89,364)	-
Amortisation	(2,666)	(2,586)

Closing net carrying amount	-	89,555

As at 31 December
Cost	-	109,227
Accumulated amortisation	-	(19,672)

Net carrying amount	-	89,555

Note:

The Group disposed of its Hong Kong properties, including properties with carrying amount of RMB12.4 million and land use right with carrying amount of RMB89.4 million, to Chinalco assets holdings in 2015, details of which is disclosed in note 35(a)(xiii).

(b)	Operating lease prepayments

	2015	2014

As at 1 January	3,184,873	2,652,432
Additions	139,624	295,506
Reclassification (note 5)	3,767	-
Transfer from property, plant and equipment (note 6)	5,284	460,421
Disposal of Gansu Hualu land use right to
Gansu Government (Note)	(81,284)	-
Other disposal	(53,964)	(660)
Disposal of subsidiaries (note 39)	(365,625)	-
Capital injection in an associate
(note 8(b))	(40,788)	-
Amortisation	(84,303)	(82,022)
Impairment loss	-	(140,804)

As at 31 December	2,707,584	3,184,873

Note:

In November 2015, the Company and Gansu Hualu and Baiyin Land and Mineral Resources Reserve Centre () (the "Baiyin Land Reserve Centre"), which is a governement-related entity, entered into the Land Use Right Acquisition Agreement (the "Land Acquisition Agreement"), pursuant to which Baiyin Land Reserve Centre acquired the land use right of 588 mu (equivalent to 392,000 square metres) at a consideration of RMB456 million based on the appraised value. The consideration was received before 2015 year end. The carrying amount of the disposed land use right is RMB81 million, and the disposal gain is RMB375 million.

As at 31 December 2015, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB384 million (31 December 2014: RMB399 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at 31 December 2015, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (31 December 2014: 0.2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above land use rights, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2015, the amortisation expenses of land use rights and leasehold land were recognised in "general and administrative expenses" in profit or loss amounting to RMB87 million (31 December 2014: RMB85 million).

As at 31 December 2015, the Group has pledged land use rights at a net carrying value amounting to RMB258 million (31 December 2014: RMB409 million) for bank and other borrowings as set out in note 24 to the financial statements.

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

	(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	2015	2014

As at 1 January	2,525,747	2,314,841
Capital injections (Note (i)/(ii))	238,000	121,200
Disposal of Shanxi Huaxing (Note (iii))	2,351,479	-
Share of profits and losses for the year	23,238	89,510
Share of change in reserves	12,423	196

As at 31 December	5,150,887	2,525,747

Notes:

(i)

In December 2015, Guizhou Mining Company Co., Ltd. (""), a subsidiary of the Company converted its receivables amounting to RMB74.8 million due from Hengtaihe Mining Corporation Co., Ltd. ("") into capital injection.

(ii)

In April 2015, Ningxia Energy, a subsidiary of the Company, and Zhejiang Energy Group Co., Ltd.* () jointly established Yinxing Power with registered capital of RMB800 million. Ningxia Energy holds 51% of equity interest in Yinxing Power. As at 31 December 2015, Ningxia Energy has made a capital contribution to Yinxing Power by way of injecting certain assets, cash and notes receivables amounting to RMB113.94 million, RMB10.26 million and RMB39 million, respectively, and has the capital injection commitment amounting to RMB244.8 million.

(iii)

As disclosed in note 39(a), the Company disposed of 50% equity investment in Shanxi Huaxing, formerly its wholly-owned subsidiary, to Shenzhen CR Yuanta Asset Management Ltd., () ("CR Yuanta"). As a result of the transaction, the Company lost control of Shanxi Huaxing and accounts for the remaining 50% equity investment as a joint venture at its fair value as at the date of loss of control. Details of the transaction are disclosed in note 39(a).

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

As at 31 December 2015, particulars of the Group's material joint venture are as follows:

Percentage of

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Guangxi Huayin Aluminum			Manufacture and
Co., Ltd. ("Guangxi Huayin")	PRC/Mainland		distribution
()	of China	2,441,987	of alumina	33%	33%	33%

The above investment is directly held by the Company.

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

The following table illustrates the summarised financial information in respect of Guangxi Huayin:

	2015	2014

Cash and cash equivalents	206,090	344,929
Other current assets	1,424,496	1,543,471

Current assets	1,630,586	1,888,400

Non-current assets	6,356,342	6,621,599

Financial liabilities	4,504,192	2,421,125
Other current liabilities	114,718	68,596

Current liabilities	4,618,910	2,489,721

Non-current liabilities	27,416	2,851,650

Net assets	3,340,602	3,168,628

Non-controlling interests	-	-

	2015	2014

Reconciliation to the Group's interest
in the joint venture:
Proportion of the Group's ownership	33%	33%
Group's share of net assets of the joint venture	1,102,399	1,045,647

Carrying amount of the investment	1,102,399	1,045,647

Revenue	4,234,157	4,239,789
Gross profit	706,818	1,022,772
Interest income	5,004	5,670
Depreciation and amortisation	524,436	437,254
Interest expenses	227,592	276,995
Profit before income tax	189,720	169,350
Income tax	47,914	32,432

Profit and total comprehensive income for the year	141,806	136,918

Other comprehensive income	-	-

Dividend received	-	-

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2015	2014

Share of the joint ventures' profits
and losses for the year	(23,558)	44,327
Share of the joint ventures' total
comprehensive income	(23,558)	44,327

Aggregate carrying amount of the Group's
investments in joint ventures	4,048,488	1,480,100

As at 31 December 2015, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB11 million (31 December 2014: RMB75 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

	2015	2014

As at 1 January	4,840,968	4,587,818
Capital injections (Note (i), (ii), (iii), (iv), (v), (vi))	2,087,180	88,288
Partial disposal of Jiaozuo Wanfang (Note (vii))	(1,039,573)	-
Disposal of investments in an associate	-	(7,993)
Share of profits and losses for the year	284,531	350,575
Cash dividends declared (Note (v), (viii), (ix))	(384,357)	(58,953)
Share of change in an associate due
to passive equity dilution	-	(14,979)
Share of change in reserves	(545)	8,058
Other comprehensive income	4,658	-
Reclassified as held for sale (note 16(b))	(78,838)	-
Other decrease of investment in an associate	(111,323)	(111,846)

As at 31 December	5,602,701	4,840,968

Notes:

i.

In August 2015, the Company entered into an agreement with Chalco Resource, a subsidiary of Chinalco, pursuant to which the Company shall make a capital injection to Chalco Resource of RMB616.58 million in proportion to its 15% equity interest in Chalco Resource. As at 31 December 2015, the Company has made a capital injection of RMB246.63 million in cash, and still has the capital injection commitment amounting to RMB369.95 million.

ii.

In August 2015, the Company signed a capital injection agreement with China Rare Earth pursuant to which the Company has made a capital injection of RMB400 million in cash in return for 14.62% equity interest in China Rare Earth.

iii.

In November 2015, the Company together with its two subsidiaries, Chalco International Trading and Chalco Shanghai Kelin Co., Ltd. () ("Shanghai Kelin") signed a capital injection agreement with Chinalco Asset Management Co., Ltd.* () ("Chinalco Asset Management") to inject capital to Chinalco Property Development Co., Ltd.* () ("Chinalco Property Development") by way of injecting certain urban property assets and land use rights with appraised value amounting to RMB676.95 million and cash amounting to RMB696 million. Subsequent to the capital injection, the Group held a 24.12% equity interest in Chinalco Investment Development. The investment in Chinalco Property Development has been adjusted the impact of downstream transaction amounting to RMB111.3 million. The transaction generated disposal gain amounting to RMB350.22 million.

In November 2015, Chinalco Property Development changed its name to Chinalco Investment Development Co., Ltd.*().

iv.

In January 2015, Guangxi Investment signed an agreement with Fusheng Freight Co., Ltd.* () ("Fusheng Freight") and Pinghai Industrial Trading Co., Ltd.* () ("Pinghai Trading") to set up Guangxi Huazhong Cement Co., Ltd.* () ("Guangxi Huazhong"). Pursuant to the agreement, Guangxi Investment, Fusheng Freight and Pinghai Trading shall make capital injection amounting to RMB42.9 million, RMB63.7 million and RMB15.9 million, respectively. As at 31 December 2015, Guangxi Investment has made a capital injection amounting to RMB21 million in return for 35% equity interest in Guangxi Huazhong and has the capital injection commitment amounting to RMB21.9 million.

v.

In April 2015, an associate of Ningxia Energy, Ningxia Ling Wu Power Co., Ltd.* () ("Lingwu Power") declared cash dividends of RMB290 million to Ningxia Energy, among which RMB45 million has been used to make additional capital injection to Lingwu Power and the remaining amount of RMB245 million has been received in 2015.

vi.	In November 2015, the Company has made a capital injection of RMB1.6 million in cash to Chalco Taiyue New Material Co. Ltd.* ().

vii.

On 5 January 2015, the proposal regarding the transfer of 207,451,915 tradable shares in Jiaozuo Wanfang (represents 17.246% of all of the shares of Jiaozuo Wanfang) held by the Group was approved by the board of directors of the Company. During 2015, the Group disposed of 177,869,858 shares or 14.786% of Jiaozuo Wanfang and recognised the realized gain of RMB832 million. As of 31 December 2015, the Group held 2.46% of equity interest in Jiaozuo Wanfang.

viii.

In August 2015, an associate of Ningxia Energy, Ningxia Ning Dong Power Co., Ltd.* () ("Ning Dong Power") declared cash dividends of RMB88 million to Ningxia Energy of which RMB70 million was received before 31 December 2015.

ix.	In August 2015, an associate of the Company, ABC-CA Fund Management Co., Ltd.* () ("ABC-CA") declared and paid cash dividends of RMB6 million to the Company.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

As at 31 December 2015, the investment in an associate of the Company at a net carrying value amounting to RMB421 million (31 December 2014: RMB451 million) was pledged for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2015, except for Jiaozuo Wanfang, which is a listed company, all associates of the Group are unlisted.

As at 31 December 2015, particulars of the Group's material associates are as follows:

				Percentage of

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Ownership interest	Voting power	Profit sharing

Ling Wu Power	PRC/Mainland of China	Registered capital 1,300,000 Paid-in capital 2,050,239	Thermal power generation	35%	35%	35%

Ning Dong Power	PRC/Mainland of China	900,000	Thermal power generation	35%	35%	35%

Ling Wu Power, which is considered a material associate of the Group, is accounted for using the equity method.

The following table illustrates the summarised financial information in respect of Ling Wu Power:

	2015	2014

Cash and cash equivalents	73,001	59,718
Other current assets	1,278,209	1,536,117

Current assets	1,351,210	1,595,835

Non-current assets	9,669,618	9,472,756

Financial liabilities	2,359,825	1,784,353
Other current liabilities	10,556	19,553

Current liabilities	2,370,381	1,803,906

Non-current liabilities	5,043,634	5,513,160

Net assets	3,606,813	3,751,525

Non-controlling interests	-	-

Reconciliation to the Group's interest
in the associate:
Proportion of the Group's ownership	35%	35%
Group's share of net assets of the associate	1,262,385	1,313,034

Carrying amount of the investment	1,262,385	1,313,034

Revenue	4,319,345	4,938,969
Gross profit	1,190,966	1,395,909
Interest income	2,140	2,240
Depreciation and amortisation	610,910	599,728
Interest expenses	312,128	387,620
Profit before income tax	629,564	704,363
Income tax	75,404	106,440

Profit and total comprehensive income for the year	554,160	597,923

Other comprehensive income	-	-

Dividend received	289,605	-

Ning Dong Power, which is considered a material associate of the Group, is accounted for using the equity method.

The following table illustrates the summarised financial information in respect of Ning Dong Power:

	2015	2014

Cash and cash equivalents	132,881	88,301
Other current assets	303,979	394,069

Current assets	436,860	482,370

Non-current assets	3,781,254	4,002,002

Financial liabilities	794,007	842,324
Other current liabilities	163,571	153,723

Current liabilities	957,578	996,047

Non-current liabilities	1,809,171	2,032,785

Net assets	1,451,365	1,455,540

Non-controlling interests	-	-

Reconciliation to the Group's interest
in the joint venture:
Proportion of the Group's ownership	35%	35%
Group's share of net assets of the associate	507,978	509,439

Carrying amount of the investment	507,978	509,439

Revenue	1,741,041	1,848,982
Gross profit	554,860	619,062
Interest income	585	1,560
Depreciation and amortisation	264,634	258,407
Interest expenses	139,161	170,366
Profit before income tax	265,123	301,122
Income tax	17,213	-

Profit and total comprehensive income for the year	247,910	301,122

Other comprehensive income	-	-

Dividend received	88,230	58,953

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	2015	2014

Share of the associates' profits and losses	3,806	35,909

Share of the associates' total comprehensive income	4,658	-

Aggregate carrying amount of the Group's
investments in the associates	3,832,338	3,018,495

As at 31 December 2015, the proportionate interests of the Group in the associates' capital commitments amounted to RMB2 million (31 December 2014: RMB18 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

9.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	31 December 2015	31 December 2014

Current portion
Stated at fair value:
Short-term investments, at fair value (Note (i))	224,820	4,635,600

Non current portion
Stated at fair value:
Listed equity investments (Note (ii))	59,940	-
Stated at cost:
Unlisted equity investments (Note (iii) (iv))	73,211	75,211
Less: provision for impairment (Note (iv))	2,711	361

	70,500	74,850

	130,440	74,850

Notes:

i.

The short-term investments stated at fair value as at 31 December 2015 represented financial products issued by banks. The fair values of the short-term investments have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

ii.

The long-term investment stated at fair value as at 31 December 2015 represented the Group's investment in Dongxing Securities Corporation Limited (), which is a listed company with its shares listed on the Shanghai Stock Exchange.

iii.

As at 31 December 2015, unlisted equity investments with a carrying amount of RMB71 million (31 December 2014: RMB75 million) were stated at cost less impairment. The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, and therefore, the available-for-sale financial investments are stated as cost.

iv.	As at 31 December 2015, Ningxia Energy has made a full impairment provision amounting to RMB2 million of the equity investment in Western Electric Commercial Co., Ltd. ().

10.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended 31 December 2015, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealised profit at consolidation	Others	Total

As at 1 January 2014	504,281	76,923	1,008,091	74,821	227,514	1,891,630
Write-off of deferred tax assets
previously recognised	-	-	(314,156)	-	(69,158)	(383,314)
Credited/(charged) to profit or loss	548,001	280,678	14,739	63,209	(11,849)	894,778

As at 31 December 2014	1,052,282	357,601	708,674	138,030	146,507	2,403,094

As at 1 January 2015	1,052,282	357,601	708,674	138,030	146,507	2,403,094
Disposal of subsidiary (note 39(a))	-	(3,057)	-	-	-	(3,057)
(Charged)/credited to profit or loss	(62,759)	(139,047)	94,466	(36,571)	73,588	(70,323)
Other Changes	-	-	-	-	(51,167)	(51,167)

As at 31 December 2015	989,523	215,497	803,140	101,459	168,928	2,278,547

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Unrealised losses of consolidation	Assets of rehabilitation obligation	Fair value adjustments arising from acquisition of subsidiaries	Investment in a subsidiary	Investment in an associate	Total

As at 1 January 2014	82,283	56	6,952	9,085	5,080	1,083,014	-	-	1,186,470
Exchange realignment	-	-	-	-	-	179	-	-	179
(Credited)/charged to profit or loss	(3,272)	29,533	369	(9,085)	9,773	(23,070)	1,086,686	234,719	1,325,653

As at 31 December 2014	79,011	29,589	7,321	-	14,853	1,060,123	1,086,686	234,719	2,512,302

As at 1 January 2015	79,011	29,589	7,321	-	14,853	1,060,123	1,086,686	234,719	2,512,302
Exchange realignment	-	-	-	-	-	1,836	-	-	1,836
Disposal of subsidaries (note 39(b))	-	-	-	-	-	(36,389)	-	-	(36,389)
(Credited)/charged to profit or loss	(8,002)	(28,678)	333	4,889	(14,853)	(24,903)	(286,046)	(198,782)	(556,042)

As at 31 December 2015	71,009	911	7,654	4,889	-	1,000,667	800,640	35,937	1,921,707

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	31 December 2015	31 December 2014

Net deferred tax assets	1,362,995	952,057

Net deferred tax liabilities	1,006,155	1,061,265

As at 31 December 2015, no deferred tax liability was recognised for taxable temporary differences which amounted to RMB1,407 million.

As at 31 December 2015, the Group has not recognised deferred tax assets of RMB5,582 million (31 December 2014: RMB5,641 million) in respect of accumulated tax losses amounting to RMB22,328 million (31 December 2014: RMB22,564 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB2,057 million (31 December 2014: RMB1,922 million) in respect of deductible temporary differences amounting to RMB8,227 million (31 December 2014: RMB7,686 million) as it was not considered probable that those assets would be realised. The above tax losses will expire in one to five years if unused.

As at 31 December 2015, the expiry profile of these tax losses was analysed as follows:

	31 December 2015	31 December 2014

Expiring in
2015	-	106,146
2016	63,812	369,627
2017	3,812,061	4,840,206
2018	8,463,049	9,066,562
2019	8,299,794	8,181,448
2020	1,688,920	N/A

	22,327,636	22,563,989

As at 31 December 2015, deferred tax assets amounting to RMB1,363 million (31 December 2014: RMB952 million) were recognised for tax losses and deductible temporary differences carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

11.	OTHER NON-CURRENT ASSETS

	31 December 2015	31 December 2014

Financial assets
- Receivables from disposal of subsidiaries,
business and assets	4,252,776	8,195,904
- Receivables from disposal of Guizhou Branch's
aluminum plant and buildings	1,203,239	-
- Other long-term receivables	601,446	197,218

	6,057,461	8,393,122

Advances and deposits paid to suppliers	1,153,948	2,463,700
Prepayment for mining rights	773,113	811,184
Long-term prepaid expenses	313,000	317,275
Deferred losses for sales and lease back transactions	1,131,018	90,019
Others (Note)	403,165	403,904

	3,774,244	4,086,082

	9,831,705	12,479,204

Note:

As disclosed in note 20, the Group entered into several sales and lease back agreements which constitute finance leases during the year. The deferred losses resulted from the sale are classified as other non-current assets and were amortized over the useful lives of the assets leased back.

As at 31 December 2015, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,684 million (31 December 2014: RMB5,058 million), an amount included in advances and deposits paid to suppliers amounting to RMB1,115 million (31 December 2014: RMB1,836 million) which were denominated in USD, all amounts in other non-current assets were denominated in RMB (31 December 2014: all in RMB).

As at 31 December 2015 and 31 December 2014, except for receivables from disposal of subsidiaries, business and assets, a prepayment paid to a supplier and a loan to Shanxi Huaxing which were interest-bearing assets, all amounts in other non-current assets were non-interest-bearing (31 December 2014: all non-interest-bearing).

12.	INVENTORIES

	31 December 2015	31 December 2014

Raw materials	8,719,067	9,575,425
Work-in-progress	5,675,679	6,624,732
Finished goods	7,274,774	7,461,754
Spare parts	836,102	879,755
Packaging materials and others	41,490	45,977

	22,547,112	24,587,643

Less: provision for impairment of inventories	(2,370,084)	(2,044,297)

	20,177,028	22,543,346

Movements in the provision for impairment of inventories are as follows:

	2015	2014

As at 1 January	2,044,297	1,377,901
Provision for impairment of inventories	1,997,719	1,746,351
Reversal arising from increase in net recoverable amount	(228,673)	(358,750)
Reversal upon sales of inventories	(1,152,179)	(721,205)
Disposal of subsidiaries	(270,741)	-
Transfer to assets of a disposal group classified
as held for sale	(20,339)	-

As at 31 December	2,370,084	2,044,297

As at 31 December 2015, the Group had no pledged inventories (31 December 2014: RMB50 million) for bank and other borrowings as set out in note 24 to the financial statements.

13.	TRADE AND NOTES RECEIVABLES

	31 December 2015	31 December 2014
		(restated)

Trade receivables	4,394,814	3,702,007
Less: provision for impairment	(510,336)	(719,992)

	3,884,478	2,982,015

Notes receivable	1,266,561	2,350,519

	5,151,039	5,332,534

As at 31 December 2015, except for trade and notes receivables of the Group amounting to RMB1,451 million which were denominated in USD (31 December 2014: RMB901 million in USD), all trade and notes receivables were denominated in RMB (31 December 2014: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at 31 December 2015, the ageing analysis of trade and notes receivables was as follows:

	31 December 2015	31 December 2014
		(restated)

Within 1 year	3,881,858	4,425,910
Between 1 and 2 years	326,631	678,508
Between 2 and 3 years	667,601	120,418
Over 3 years	785,285	827,690

	5,661,375	6,052,526

Less: provision for impairment	(510,336)	(719,992)

	5,151,039	5,332,534

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at 31 December 2015, there was no history of default for these customers.

As at 31 December 2015, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	31 December 2015	31 December 2014
		(restated)

Past due for 1 year	172,597	668,467
Past due for 1 to 2 years	651,928	55,029
Past due for over 2 years	445,587	346,851

	1,270,112	1,070,347

Not past due	3,880,927	4,262,187

	5,151,039	5,332,534

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at 31 December 2015.

Included in the Group's trade receivables are amounts due from the Group's joint ventures of RMB28 million (31 December 2014: RMB8 million), which are repayable on credit terms similar to those offered to the major customers of the Group.

As at 31 December 2015, the Group had pledged trade receivables amounting to RMB360 million (31 December 2014: RMB270 million) and notes receivable amounting to RMB27 million (31 December 2014: RMB98 million) for bank and other borrowings as set out in note 24 to the financial statements.

As at 31 December 2015, trade and notes receivables of RMB695 million (31 December 2014: RMB988 million) of the Group were impaired and provisions of RMB510 million (31 December 2014: RMB720 million) were made. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that only a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	31 December 2015	31 December 2014

Within 1 year	1,348	2,815
Between 1 and 2 years	22,052	242,846
Between 2 and 3 years	275,330	97,317
Over 3 years	396,088	645,002

	694,818	987,980

Provision for impairment	(510,336)	(719,992)

	184,482	267,988

Movements in the provision for impairment of trade and notes receivables are as follows:

	2015	2014

As at 1 January	719,992	611,510
Provision for impairment	6,847	135,682
Written off	(11,452)	(3,625)
Reversal	(179,193)	(23,575)
Disposal of subsidiaries (Note)	15,644	-
Transfer to assets of a disposal group classified
as held for sale	(1,980)	-
Others	(39,522)	-

As at 31 December	510,336	719,992

Note:

As set out in note39 (b), the Group lost control of Ningxia photovoltaic subsidiaries and the trade receivables due form these companies eliminated previously become receivables due from third parties, which have been fully impaired.

As at 31 December 2015, the Group derecognised discounted notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,021 million (31 December 2014: RMB1,374 million), and endorsed notes receivables accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB13,052 million (31 December 2014: RMB12,741 million). The above discounted notes and endorsed notes are collectively referred to as the "Derecognised Notes". The Derecognised Notes have a maturity from one to twelve months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Notes, including the financial institutions and the suppliers, have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognised Notes. Accordingly, it has derecognised the full carrying amounts of the Derecognised Notes and has derecognised the associated trade payables for the endorsed notes or has not recognised any short-term loans for the discounted notes. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognised Notes and the undiscounted cash flows to repurchase these Derecognised Notes is equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognised Notes are not significant.

For the years ended 31 December 2015 and 2014, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Notes. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively.

As at 31 December 2015, the Group has not derecognised notes receivable accepted by banks in the PRC endorsed to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB937 million (31 December 2014: RMB1,074 million). In the opinion of the directors, the Group has retained the substantial risks and rewards, which include default risks relating to such endorsed notes, and accordingly, it continued to recognise the full carrying amounts of the endorsed notes and recognised the associated trade payables settled for the endorsed notes. Subsequent to the endorsement, the Group did not retain any rights on the use of the endorsed notes, including the sale, transfer or pledge of the endorsed notes to any other third parties. None of the endorsed notes settled during the year has been recoursed as at 31 December 2015 (31 December 2014: nil).

14.	OTHER CURRENT ASSETS

	31 December 2015	31 December 2014
		(restated)

Financial assets
- Advances and deposits paid to suppliers	504,179	248,070
- Dividends receivable	118,061	125,159
- Receivables from sales of non-core businesses	286,415	152,753
- Entrusted loans and loans receivable from third parties	1,657,849	275,091
- Entrusted loans and loans receivable from related parties	1,111,954	1,152,022
- Receivables from disposals of subsidiaries,
business and assets	4,321,024	4,307,951
- Receivable from disposal of Shanxi Huaxing (note 39(a))	1,646,035	-
- Receivable from disposal of Hong Kong Properties
(note 35(a)(xiii))	218,130	-
- Interest receivable	95,304	103,060
- Recoverable reimbursement for freight charges	147,420	203,649
- Other financial assets	752,110	660,435

	10,858,481	7,228,190

Less: provision for impairment	(1,666,394)	(407,198)

	9,192,087	6,820,992

Receivable of value-added tax refund	53,458	18,891
Advances to employees	107,857	94,364
Value-added tax recoverable	2,079,039	2,355,758
Deposits for investment projects	27,515	40,136
Prepaid income tax	238,916	248,903
Prepayments to related parties for purchases	113,319	157,988
Prepayments to suppliers for purchases and others	3,633,301	3,306,921
Others	413,813	-

	6,667,218	6,222,961

Less: provision for impairment	(11,972)	(12,253)

	6,655,246	6,210,708

Total other current assets	15,847,333	13,031,700

As at 31 December 2015, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,683 million, an amount included in advances and deposits paid to suppliers amounting to RMB540 million and an amount included in other items amounting to RMB280 million, which were denominated in USD, and a receivable from disposal of Hong Kong Properties amounting to RMB218 million in HKD (31 December 2014: RMB4,091 million in USD, RMB0.1 million in HKD, RMB0.2 million in AUD), all amounts in other current assets were denominated in RMB (31 December 2014: all in RMB).

As at 31 December 2015 and 31 December 2014, except for entrusted loans and loans receivable and receivables from disposal of subsidiaries, business and assets which were interest- bearing assets, all amounts in other current assets were non-interest-bearing (31 December 2014: all non-interest-bearing).

Included in the Group's other current assets are amounts due from the Group's joint ventures and associates of RMB1,439 million (31 December 2014: RMB1,310 million) and RMB0 million (31 December 2014: RMB91 million) (note 35(b)), respectively, which are repayable according to the loan agreement.

As at 31 December 2015, the ageing analysis of financial assets included in other current assets was as follows:

	31 December 2015	31 December 2014

Within 1 year	3,610,577	2,041,011
Between 1 and 2 years	970,569	4,433,345
Between 2 and 3 years	4,748,951	94,759
Over 3 years	1,528,384	659,075

	10,858,481	7,228,190

Less: provision for impairment	(1,666,394)	(407,198)

	9,192,087	6,820,992

As at 31 December 2015, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	31 December 2015	31 December 2014

Past due for 1 year	848,338	334,976
Past due for 1 to 2 years	53,745	75,159
Past due for over 2 years	345,172	279,301

	1,247,255	689,436

Not past due	7,944,832	6,131,556

	9,192,087	6,820,992

The credit quality of other current assets that were not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within the credit terms.

As at 31 December 2015, other current assets of RMB2,133 million (31 December 2014: RMB436 million) of the Group were impaired and provisions of RMB1,678 million (31 December 2014: RMB419 million) were made. The ageing analysis of these current assets is as follows:

	31 December 2015	31 December 2014

Within 1 year	278,094	22,059
Between 1 and 2 years	265,415	5,729
Between 2 and 3 years	378,985	24,802
Over 3 years	1,210,774	383,755

	2,133,268	436,345

Less: provision for impairment	(1,678,366)	(419,451)

	454,902	16,894

Movements in the provision for impairment of other current assets are as follows:

	2015	2014

As at 1 January	419,451	467,491
Provision for impairment	-	43,133
Reversal	(59,804)	(12,976)
Disposal of subsidiaries (Note)	1,321,712	-
Transfer to non-current assets held for sale	(21)	-
Others	(2,972)	(78,197)

As at 31 December	1,678,366	419,451

Note:

As set out in note39 (b), the Group lost control of Ningxia photovoltaic subsidiaries and the receivables due form these companies eliminated previously become receivables due from third parties, which have been fully impaired.

15.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	31 December 2015	31 December 2014

Restricted cash	1,734,739	1,655,090
Time deposits	-	8,500

Restricted cash and time deposits	1,734,739	1,663,590
Cash and cash equivalents	20,753,136	16,268,600

	22,487,875	17,932,190

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at 31 December 2015, the Group had no time deposits (31 December 2014: the Group had RMB8.5 million time deposits, of which the annual effective interest rate was 3.06% with average maturity of three months to one year).

As at 31 December 2015, bank balances and cash on hand of the Group were denominated in the following currencies:

	31 December 2015	31 December 2014

RMB	20,987,018	14,862,816
USD	1,492,849	3,055,287
HKD	2,968	4,889
EUR	753	6,387
AUD	2,476	2,751
IDR	1,811	60

	22,487,875	17,932,190

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposit and restricted cash are deposited with creditworthy banks with no recent history of default.

16.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND NON-CURRENT ASSETS HELD FOR SALE

(a)	Assets and liabilities of a disposal group classified as held for sale

Certain assets and liabilities of Chalco Shandong Co., Ltd.* () ("Chalco Shandong") have been presented as held for sale following the assets exchange agreement signed on 25 June 2015 to exchange certain assets and liabilities with Shandong Aluminum Corporation* () ("Shandong Aluminum"), a subsidiary of Chinalco. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Chalco Shandong to be exchanged under the assets exchange agreement are classified as assets and liabilities of a disposal group held for sale, respectively.

The major classes of assets and liabilities of Chalco Shandong classified as held for sale as at 31 December 2015 are as follows:

Carrying amount
after classification
as held for sale

Property, plant and equipment (note 6)	66,615
Other assets	133,572

Assets of a disposal group classified as held for sale	200,187

Trade payables	22,522
Other liabilities	1,343

Liabilities of a disposal group classified as held for sale	23,865

Net carrying amount of a disposal group	176,322

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

(b)	Non-current assets held for sale

In November 2015, the Company, Chinalco and Chinalco Capital Holdings Co., Ltd.* () ("Chinalco Capital") which was wholly-owned subsidiary of Chinalco, entered into the Capital Contribution Agreement (the "Chinalco Capital Capital Increase Agreement"), pursuant to which, the Company made a capital injection to Chinalco Capital by way of 15% equity interest held by the Company in ABC-CA Fund Management Co., Ltd. () (hereinafter referred to as "ABC-CA") and cash of RMB150 million in return for equity interest in Chinalco Capital. The appraised value of equity interest in ABC-CA is RMB1,888 million, 15% of which is valued at RMB283 million.

As of 31 December, 2015, the directors of the Company consider the capital injection will be completed during 2016. Hence, the Company reclassified 15% equity interest in ABC-CA as held-for-sale non-current assets based on its carrying value as of 31 December 2015.

17.	SHARE CAPITAL

	Number of shares in issue		Share capital	Share premium
	A shares	H shares

At 1 January 2014	9,580,522	3,943,966	3,524,488	13,098,082

At 31 December 2014
and 1 January 2015	9,580,522	3,943,966	13,524,488	13,098,082

Issuance of A shares (Note)	1,379,310	-	1,379,310	6,518,162
Business combination under
common control (note 38)	-	-	-	(37,662)

At 31 December 2015	10,959,832	3,943,966	14,903,798	19,578,582

Note:

As at 31 December 2015 and 2014, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu with each other.

The Company completed the non-public issuance of 1,379,310,344 A shares on 15 June 2015 pursuant to the specific mandate as approved at the annual general meeting of the Company on 27 June 2014. Upon completion of the non-public issuance, the total number of shares of the Company increased from 13,524,487,892 shares to 14,903,798,236 shares. According to the "Capital Verification Report of Ernst & Young Hua Ming (2015) Yan Zi No. 60968352-A02" (the "Capital Verification Report") issued by Ernst & Young Hua Ming LLP on the receipt of proceeds raised under the non-public issuance of the Company, as of 21 May 2015, total proceeds of RMB8,000 million and net proceeds of RMB7,897 million after deducting all relevant expenses in respect of this non-public issuance of RMB103 million were transferred to the designated account of the Company.

The Company had completed the relevant procedures of registration and custody for the non-public issuance at Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 15 June 2015. As a result of the non-public issuance, the Company's share capital increased by RMB1,379 million, and the share premium increased by RMB6,518 million.

18.	RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 134 to 135 of the financial statements.

19.	INTEREST-BEARING LOANS AND BORROWINGS

	31 December 2015	31 December 2014
		(restated)

Long-term loans and borrowings
Finance lease payables (note 20)	6,656,038	1,429,446

Bank and other loans (Note (a))
- Secured (Note (f))	14,202,953	15,301,820
- Guaranteed (Note (e))	1,791,207	1,652,737
- Unsecured	16,373,473	14,991,787

	32,367,633	31,946,344

Medium-term notes and bonds and
long-term bonds (Note (b))
- Guaranteed (Note (e))	1,996,270	1,993,821
- Unsecured	25,715,582	20,237,772

	27,711,852	22,231,593

Total long-term loans and borrowings	66,735,523	55,607,383

Current portion of finance lease payables (note 20)	(1,511,161)	(269,548)
Current portion of medium-term notes	(6,896,181)	(3,995,762)
Current portion of long-term bank and other loans	(4,602,511)	(6,572,862)

Non-current portion of long-term loans and borrowings	53,725,670	44,769,211

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	2,201,584	2,653,200
- Guaranteed (Note (e))	400,000	1,247,159
- Unsecured	32,147,703	37,084,037

	34,749,287	40,984,396

Short-term bonds, unsecured (Note (d))	6,663,722	23,536,390
Current portion of finance lease payables (note 20)	1,511,161	269,548
Current portion of medium-term notes	6,896,181	3,995,762
Current portion of long-term bank and other loans	4,602,511	6,572,862

Total short-term borrowings and current portion of
long-term loans and borrowings	54,422,862	75,358,958

As at 31 December 2015, except for loans and borrowings of the Group amounting to RMB23 million (31 December 2014: RMB24 million) and RMB3,711 million (31 December 2014: RMB4,957 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at 31 December 2015, interest-bearing loans and borrowings of RMB4,849 million including a finance lease payable of RMB220 million (31 December 2014: interest-bearing loans and borrowings of RMB1,333 million including a finance lease payable of RMB304 million) and a finance lease payable of RMB1,221 million (31 December 2014: none) were due to Chinalco Finance Company Limited ("Chinalco Finance") () and Chinalco Financial Leasing Co., Ltd.* ("Chinalco Financial Leasing") (), subsidiaries of Chinalco, respectively, as set out in note 35(b).

*	The English name represents the best effort by the management of the Group in translating its Chinese names as it does not have any official English names.

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans

	31 December 2015	31 December 2014	31 December 2015	31 December 2014	31 December 2015	31 December 2014

Within 1 year	4,600,619	6,558,565	1,892	14,297	4,602,511	6,572,862
Between 1 and 2 years	4,863,465	3,316,593	2,020	14,467	4,865,485	3,331,060
Between 2 and 5 years	13,779,643	11,770,086	6,060	14,018	13,785,703	11,784,104
Over 5 years	9,100,933	10,244,278	13,001	14,040	9,113,934	10,258,318

	32,344,660	31,889,522	22,973	56,822	32,367,633	31,946,344

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended 31 December 2015 was 5.51% (2014: 5.64%).

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at 31 December 2015 are summarised as follows:

	Face value/ maturity	Effective interest rate	31 December 2015	31 December 2014

2007 long-term bonds	2,000,000/2017	4.64%	1,996,270	1,993,821
2010 medium-term notes	1,000,000/2015	4.34%	-	998,249
2010 medium-term notes	1,000,000/2015	4.20%	-	998,040
2011 medium-term notes	4,900,000/2016	6.03%	4,898,376	4,896,842
2015 medium-term notes	3,000,000/2018	5.53%	2,981,028	-
2015 medium-term notes	1,500,000/2018	5.01%	1,487,994	-
2012 Ningxia Energy
medium-term bonds	400,000/2017	6.06%	400,000	400,000
2012 medium-term bonds	2,000,000/2015	5.13%	-	1,999,473
2012 medium-term bonds	3,000,000/2017	5.77%	2,992,788	2,989,167
2013 medium-term bonds	3,000,000/2018	5.99%	2,987,271	2,981,609
2013 medium-term bonds	2,000,000/2016	5.99%	1,997,805	1,994,753
2014 medium-term bonds	3,000,000/2017	7.35%	2,988,140	2,979,639
2015 medium-term bonds	3,000,000/2018	6.11%	2,993,630	-
2015 medium-term bonds	2,000,000/2018	6.08%	1,988,550	-

			27,711,852	22,231,593

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended 31 December 2015 was 5.12% (2014: 5.48%).

(d)	Short-term bonds

Outstanding short-term bonds as at 31 December 2015 are summarised as follows:

	Face value/ maturity	Effective interest rate	31 December 2015	31 December 2014

2014 short-term bonds	2,000,000/2015	6.45%	-	2,092,959
2014 short-term bonds	3,000,000/2015	5.40%	-	3,049,586
2014 short-term bonds	3,000,000/2015	5.85%	-	3,115,170
2014 short-term bonds	3,000,000/2015	5.94%	-	3,116,780
2014 short-term bonds	3,000,000/2015	5.80%	-	3,102,335
2014 short-term bonds	3,000,000/2015	4.99%	-	3,028,864
2014 short-term bonds	3,000,000/2015	4.75%	-	3,022,213
2014 short-term bonds	3,000,000/2015	5.00%	-	3,008,483
2015 short-term bonds	3,000,000/2016	4.15%	3,045,981	-
2015 short-term bonds	3,000,000/2016	3.85%	3,017,741	-
2015 short-term bonds	600,000/2016	3.35%	600,000	-

			6,663,722	23,536,390

All the above short-term bonds were issued for working capital needs.

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	31 December 2015	31 December 2014

Long-term bonds
Bank of Communications ()	1,996,270	1,993,821

Long-term loans
Lanzhou Aluminum Factory () (Note (i))	12,000	16,000
The Company	749,207	-
Yinxing Energy (Note (ii))	202,400	136,000
Ningxia Energy (Note (ii))	827,600	277,400
Agricultural Bank of China Limited, Head Office,
Banking Department ()	-	1,223,337

	1,791,207	1,652,737

Short-term loans
The Company	-	587,424
Ningxia Energy (Note (ii))	50,000	140,000
Yinxing Energy (Note (ii))	50,000	-
Guizhou Aluminum Plant () (Note (i))	-	122,000
Chalco Trading (Note (ii))	300,000	397,735

	400,000	1,247,159

Notes:

	(i)	The guarantor is a subsidiary of Chinalco.

	(ii)	The guarantor is a subsidiary of the Group.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 24 to the financial statements.

20.	FINANCE LEASE PAYABLES

As disclosed in note 6, the Group leased certain machinery under finance leases with lease terms ranging from three to five years.

At 31 December 2015, the total future minimum lease payments under finance leases and their present value are as follows:

	Minimum lease payments		Present value of minimum lease payments

	31 December 2015	31 December 2014	31 December 2015	31 December 2014

Amounts payable:
Within one year	1,815,657	318,103	1,511,161	269,548
In the second year	1,803,103	444,022	1,533,730	390,768
In the third to fifth years, inclusive	3,751,049	910,926	3,611,147	769,130

Total minimum finance lease payment	7,369,809	1,673,051	6,656,038	1,429,446

Future finance charges	(713,771)	(243,605)

Total net finance lease payables (note 19)	6,656,038	1,429,446
Portion classified as current
liabilities (note 19)	(1,511,161)	(269,548)

Non-current portion	5,144,877	1,159,898

During 2015, the Group entered into various sale and leaseback agreements with Shenzhen Haotian Financial Leasing Co., Ltd.*(), CCB Financial Leasing Co., Ltd.*(), Ruize International Financial Leasing Co., Ltd.*(), Pingan International Financial Leasing Co., Ltd. ("Pingan") *(), Guohong Financial Leasing Co., Ltd.*(), Caterpillar Financial Leasing Co., Ltd.* (), Chongqing Transportation Equipment Financing Lease Co., Ltd*(), JIC Leasing (Shanghai) Co., Ltd.*(), and Chinalco Financial Leasing, which is a related party of the Group, respectively, under which the Group sold the machinery and construction in progress and leased the assets back. Set out below are the particulars of these transactions with third-party financial leasing companies and Chinalco Financial Leasing:

i.	Sale and leaseback transactions with third-party financial leasing companies:

During the year 2015, the Group and several finance lease companies entered into eight sales and lease back agreements under which the lease terms range from 2015 to 2020 and the lease rentals are payable by instalments with interest charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangements during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	7,287,627	700,000	7,987,627
Net carrying amounts of the leased assets sold	4,491,368	700,000	5,191,368
Consideration	3,833,960	700,000	4,533,960
Minimum lease payments	4,497,289	894,618	5,391,907
Initial recognition amount of leased assets
under sales and lease back agreement	3,833,970	700,000	4,533,970

ii.	Sale and leaseback transactions with related-party financing leasing company:

During the year 2015, the Group and Chinalco Financial Leasing, entered into six sales and lease back agreements under which the lease terms range from 2015 to 2018 and the lease rentals are payable by instalments with interest bearing charged at prevailing lending rates. Upon the expiry of the lease period, the Group is entitled to purchase the leased assets at nominal amount. Below is the summary of sales and lease back arrangements during the year.

	Machinery	Construction in Progress	Total

Original costs of the leased assets sold	1,692,907	265,180	1,958,087
Net carrying amounts of the leased assets sold	1,201,671	265,180	1,466,851
Consideration	1,150,000	-	1,150,000
Minimum lease payments	1,264,760	-	1,264,760
Initial recognition amount of leased assets
under sales and lease back agreement	962,250	187,814	1,150,064

The Group disposed of the assets under the aforementioned sales and lease back arrangements and incurred gains and losses of RMB92 million and RMB1,066 million, respectively, which were amortized over their respective useful lives of the assets. Besides, the Group also entered sales and lease back agreements with Chinalco Finance during 2014.

21.	OTHER NON-CURRENT LIABILITIES

	31 December 2015	31 December 2014

Financial liabilities
- Long-term payables for mining rights	797,694	757,185
- Other financial liabilities	300	14,109

	797,994	771,294

Obligations in relation to early retirement schemes (Note (i))	827,305	1,128,572
Deferred government grants	1,384,865	824,631
Deferred gain relating to sales
and lease back agreements (Note (ii))	88,955	-
Deferred government subsidies (Note (iii))	96,780	104,080
Provision for rehabilitation	100,285	94,195
Others	6,475	14,315

	2,504,665	2,165,793

	3,302,659	2,937,087

Notes:

(i)	Obligations in relation to early retirement schemes

During the years ended 31 December 2010 and 2014, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes obligation to pay the early retirement employees' living expenses for no more than 5 years in the future on a monthly basis according to early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and housing fund are together referred to as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate of China. The Payments are discounted by treasury bond rate of 31 December 2015. As at 31 December 2015, the current portion of the Payments within one year is reclassified to "other payables and accrued liabilities".

As at 31 December 2015, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	2015	2014

As at 1 January	1,374,101	80,040
Provision made during the year (note 26(b) and note 29)	34,893	1,360,284
Interest costs	14,007	3,868
Payment during the year	(275,681)	(70,091)

As at 31 December	1,147,320	1,374,101

Non-current	827,305	1,128,572
Current (note 22)	320,015	245,529

	1,147,320	1,374,101

(ii)

As disclosed in note 20, the Group entered into several sales and lease back agreements which were finance leases during the year. The deferred gains resulting from the sale were classified under other non-current liabilities and were amortized over the useful lives of the assets leased back.

(iii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met.

22.	OTHER PAYABLES AND ACCRUED LIABILITIES

	31 December 2015	31 December 2014
		(restated)

Financial liabilities
- Payable for capital expenditures	5,119,061	5,599,870
- Accrued interest	1,112,528	923,930
- Payables withheld as guarantees and deposits	1,040,315	960,935
- Dividends payable by subsidiaries to
non-controlling shareholders	233,036	187,228
- Consideration payable for investment projects	98,966	89,569
- Current portion of payables for mining rights	218,158	519,990
- Others	1,002,727	920,101

	8,824,791	9,201,623

Sales and other deposits from customers	1,654,058	2,689,453
Taxes other than income taxes payable (Note)	385,554	374,721
Accrued payroll and bonus	179,580	277,239
Staff welfare payables	276,435	251,587
Current portion of obligation in relation to
early retirement schemes (note 21)	320,015	245,529
Contribution payable for pension insurance	123,331	51,266
Others	15,646	111,756

	2,954,619	4,001,551

	11,779,410	13,203,174

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at 31 December 2015, except for other payables and accrued liabilities of the Group amounting to RMB22 million and RMB0.311 million which were denominated in USD and HKD, respectively (31 December 2014: RMB365 million in USD, RMB0.004 million in HKD), all payables and accrued liabilities were denominated in RMB (31 December 2014: all in RMB).

23.	TRADE AND NOTES PAYABLES

	31 December 2015	31 December 2014
		(restated)

Trade payables	7,785,562	10,517,159
Notes payable	6,720,576	5,234,103

	14,506,138	15,751,262

As at 31 December 2015, except for trade and notes payables of the Group amounting to RMB228 million which were denominated in USD (31 December 2014: RMB1,450 million in USD, RMB0.2 million in EUR), all trade and notes payables were denominated in RMB (31 December 2014: all in RMB).

The ageing analysis of trade and notes payables is as follows:

	31 December 2015	31 December 2014
		(restated)

Within 1 year	14,014,456	15,215,869
Between 1 and 2 years	248,509	293,832
Between 2 and 3 years	55,067	62,882
Over 3 years	188,106	178,679

	14,506,138	15,751,262

The trade and notes payables are non-interest-bearing and are normally settled within one year.

24.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 19. As at 31 December 2015, a summary of these pledged assets was as follows:

	31 December 2015	31 December 2014

Property, plant and equipment (note 6)	6,102,859	9,249,127
Land use rights (note 7(b))	257,610	409,181
Intangible assets (note 5)	1,241,057	1,124,726
Inventories (note 12)	-	50,000
Investment in an associate (note 8(b))	421,270	450,611
Notes receivable (note 13)	26,500	98,000
Trade receivables (note 13)	360,000	270,084

	8,409,296	11,651,729

As at 31 December 2015, in addition to the loans and borrowings which were pledged by the above assets, the current portion of long-term loans and borrowings amounting to RMB882 million (31 December 2014: RMB874 million) and the non-current portion of long-term loans and borrowings amounting to RMB10,384 million (31 December 2014: RMB11,572 million) were secured by the contractual right to charge users for electricity generated in the future. As at 31 December 2015, no short-term loans and borrowings (31 December 2014: RMB241 million) were secured by letters of credit. As at 31 December 2015, the current portion of long-term loans and borrowings amounting to RMB10 million and non-current portion of long-term loans and borrowings amounting to RMB1,667 million were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy. As at 31 December 2015, the balance of investment in Ningxia Energy of the Company was RMB5,895 million. In addition, as at 31 December 2015, a short-term loan amounting to RMB80 million (31 December 2014: nil) was secured by the note receivables in the Group which had been eliminated.

25.	PROFIT/(LOSS) BEFORE INCOME TAX

An analysis of profit or loss before income tax is as follows:

	2015	2014
		(restated)

Purchase of inventories in relation to trading activities	60,318,158	71,647,273
Raw materials and consumables used	28,903,325	34,949,449
Changes in work-in-progress and finished goods	594,799	1,014,376
Power and utilities	15,826,259	17,740,895
Depreciation and amortisation	7,294,988	7,482,802
Employee benefit expenses (Note)	6,056,960	7,866,845
Repair and maintenance	1,797,181	1,857,471
Transportation expenses	1,149,261	1,055,912

Note:

For the year ended 31 December 2015, employee benefit expenses include early retirement benefit expenses and termination benefit expenses amounting to RMB35 million (2014: RMB1,360 million) and RMB27 million (2014: RMB176 million), respectively.

26.	OPERATING EXPENSES

(a)	Selling and distribution expenses

An analysis of selling and distribution expenses is as follows:

	2015	2014
		(restated)

Transportation and loading expenses	1,149,261	1,055,912
Packaging expenses	268,244	249,843
Port expenses	61,212	61,707
Employee benefit expenses	67,247	70,418
Sales commissions and other handling fees	12,838	36,553
Warehouse and other storage fees	74,207	52,113
Marketing and advertising expenses	4,467	7,011
Depreciation of non-production property,
plant and equipment (note 6)	22,731	31,896
Others	115,047	197,578

	1,775,254	1,763,031

(b)	General and administrative expenses

An analysis of general and administrative expenses is as follows:

	2015	2014
		(restated)

Early retirement benefit expenses (note 21)	34,893	1,360,284
Termination benefit expenses (note 29)	26,753	176,002
Employee benefit expenses	954,402	1,050,384
Taxes other than income tax expense (Note (i))	560,842	519,979
Travelling and entertainment	72,446	89,833
Depreciation of non-production property,
plant and equipment (note 6)	172,337	179,813
(Reversal)/provision for impairment of receivables, net	(232,150)	142,264
Operating lease rental expenses	115,440	118,831
Legal and other professional fees	38,741	51,164
Amortisation of land use rights and
leasehold land (note 7)	86,969	84,608
Utilities and office supplies	30,283	34,697
Repairs and maintenance expenses	40,462	39,134
Insurance expense	17,910	33,433
Pollutants discharge fees	17,141	28,984
Auditors' remuneration (Note (ii))	23,666	25,176
Amortisation of intangible assets (note 5)	32,030	42,105
Water and electricity expenses	25,427	24,176
Property management fees	37,314	40,693
Bank charges and others	95,047	110,969
Impairment of intangible assets and land use
rights and leasehold land	-	249,228
Others	184,118	436,630

	2,334,071	4,838,387

Notes:

(i)	Taxes other than income tax expense mainly comprise business tax, surcharges, land use tax, property tax and stamp duty.

(ii)

During the year ended 31 December 2015, auditors' remuneration include audit and non-audit services provided by Ernst & Young, including Ernst & Young Hong Kong and Ernst & Young Hua Ming LLP amounting to RMB22.9 million (2014: RMB22.2 million), and services provided by other auditors.

27.	GOVERNMENT GRANTS AND OTHER GAINS, NET

	(a)	Government grants

For the year ended 31 December 2015, government grants amounting to RMB1,769 million (2014: RMB824 million) were recognised as income for the year necessary to compensate the costs and facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

	(b)	Other gains, net

	2015	2014

Partial disposal of Jiaozuo Wanfang (note 8(b))	832,369	-
Gain on disposal of Shanxi Huaxing (note 39(a))	2,588,134	-
Realised (loss)/gains on futures, forward and
option contracts, net (Note)	(477,733)	156,617
Unrealised (loss)/gains on futures, forward and
option contracts, net (Note)	(213,085)	110,250
Gain on disposal of aluminum plants and buildings
of Guizhou Branch (note 6)	1,364,821	-
Gain on disposal of Hong Kong
properties (note 35(a)(xiii))	209,735	-
Gain on disposal of urban properties and
land use rights for capital injection (note 8(b))	350,218	-
Gain on disposal of Gansu Hualu land
use right (note 7(b))	375,025	-
Gain/(losses) on disposal of other property,
plant and equipment and land use rights, net	18,075	(44,144)
Gain on investments in financial products	38,469	71,023
Others	(62,428)	63,189

	5,023,600	356,935

Note:	None of these futures, forward and option contracts is designated for hedge accounting.

28.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs are as follows:

	2015	2014
		(restated)

Finance income - interest income	(812,084)	(1,047,607)

Interest expense	6,045,011	7,128,947
Less: interest expense capitalised in property,
plant and equipment (note 6)	(476,032)	(532,695)
Interest expense, net of capitalised interest	5,568,979	6,596,252
Amortisation of unrecognized finance expenses	284,835	123,881
Exchange losses, net	95,851	10,464

Finance costs	5,949,665	6,730,597

Finance costs, net	5,137,581	5,682,990

Capitalisation rate during the year (note 6)	4.90% to 6.55%	5.80% to 7.10%

29.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	2015	2014

Salaries and bonus	3,930,088	4,314,247
Housing fund	395,203	424,238
Staff welfare and other expenses (Note)	1,670,023	1,879,197
Employment expense in relation to early retirement
schemes (note 21 and note 26(b))	34,893	1,360,284
Employment expenses in relation to termination
benefit (note 26(b))	26,753	176,002

	6,056,960	8,153,968

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 30.

30.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

	(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	2015	2014

Fees	653	622
Basic salaries, housing fund, other allowances
and benefits in kind	1,143	2,590
Discretionary bonus	-	-
Pension cost	140	316

	1,936	3,528

The remuneration of each director and supervisor of the Company for the year ended 31 December 2015 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary Bonus	Pension	Total

Directors:
Ge Honglin (Note (i))	-	-	-	-	-
Ao Hong (Note (ii))	-	-	-	-	-
Luo Jianchuan (Note (ii))	-	-	-	-	-
Liu Xiangmin	-	-	-	-	-
Jiang Yinggang	-	643	-	70	713
Liu Caiming (Note (iii)	-	-	-	-	-
Wang Jun	150	-	-	-	150
Ma Si-hang, Frederick (Note (iv))	192	-	-	-	192
Lie-A-Cheong Tai-Chong,
David (Note (iv))	-	-	-	-	-
Chen Lijie (Noted (v))	162	-	-	-	162
Hu Shihai (Noted (vi))	102	-	-	-	102
Wu Zhenfang (Noted (ix))	47	-	-	-	47
Wu Jianchang (Noted (x))	-	-	-	-	-

	653	643	-	70	1,366

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	500	-	70	570
Zhang Zhankui (Note (vii))	-	-	-	-	-
Wang Jun (Note (viii))	-	-	-	-	-

	-	500	-	70	570

Total	653	1,143	-	140	1,936

Notes:

(i)

Mr. Ge Honglin was elected as an executive director of the Company at the 2015 first extraordinary general meeting of the Company and he was elected as the chairman of the Board of the Company at the sixteenth meeting of the fifth session of the Board of the Company. On 16 February 2016, Mr. Ge proposed to resign as an executive Director, the chairman of the Board and from each of his positions in relevant special committees under the Board of the Company due to his work commitment.

(ii)

On 20 November 2015, due to work arrangement, Mr. Luo Jianchuan resigned from the Executive Director and President of the Company, along with all the duties of various special committees. Mr. Ao Hong was elected to be the Executive Director in the second extraordinary shareholders' meeting in 2015 of the fifth session of the board of directors.

(iii)	Mr. Liu Caiming was elected as a non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

(iv)

On 12 November 2015, due to other work arrangement, Mr Ma Si-hang resigned as an independent non-executive director and relevant duties of various special committees of the board of directors. Through the review of the election nomination committee of the fifth session of the board of directors and discussion of board of directors' 23th meeting, Mr. Lie-A-Cheong Tai-Chong, David was nominated to be the candidate of Non-executive Director. In the second extraordinary shareholders meeting in 2015, he was elected to be independent non-executive director of the fifth session of the board of directors.

(v)	Ms. Chen Lijie was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

(vi)	Mr. Hu Shihai was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 annual general meeting of the Company.

(vii)

On 13 November 2015, due to other work arrangement, Mr. Zhang Zhankui resigned as a supervisor of the Group. On 13 November 2015, Mr. Zhang Zhankui was appointed as Chief Financial Officer by the Company with effect from 13 November 2015.

(viii)

The controlling shareholder, Chinalco nominated Mr. Wang Jun as the candidate for the supervisor of the fifth session of the board of supervisors. Mr. Wang Jun was elected to be supervisor of the fifth session of the board of supervisors.

(ix)

On 2 April 2015, due to the investigation by the competent authority, Mr. Wu Zhenfang resigned as an independent non-executive Director and from relevant positions in the special committees under the Board of the Company by submitting a resignation to the Board.

(x)	Due to his age, Mr. Wu Jianchang resigned from the position of independent Non-executive Director of the Company, with effect from 26 February 2015.

The remuneration of each director and supervisor of the Company for the year ended 31 December 2014 is set out below:

Name of directors and supervisors	Fees	Salary	Discretionary bonus	Pension	Total

Directors:
Xiong Weiping	-	606	-	63	669
Luo Jianchuan	-	528	-	63	591
Liu Xiangmin	-	515	-	63	578
Jiang Yinggang	-	491	-	63	554
Wu Jianchang	94	-	-	-	94
Ma Si-hang, Frederick	189	-	-	-	189
Wu Zhenfang	189	-	-	-	189
Wang Jun	150	-	-	-	150
Liu Caiming	-	-	-	-	-
Sun Zhaoxue	-	-	-	-	-

	622	2,140	-	252	3,014

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	450	-	64	514
Zhang Zhankui	-	-	-	-	-

	-	450	-	64	514

Total	622	2,590	-	316	3,528

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals

	2015	2014

Nil to RMB1,000,000	16	13

During the year, no options were granted to the directors or the supervisors of the Company (2014: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2014: nil).

No directors or supervisors of the Company waived any remuneration during the years 2015 and 2014.

(b)	Five highest paid individuals

During the year ended 31 December 2015, the five highest paid employees of the Group include a director and a supervisor (2014: four directors) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining three individuals during 2015 (2014: one) is as follows:

	2015	2014

Basic salaries, housing fund, other allowances
and benefits in kind	1,875	491
Discretionary bonus	-	-
Pension cost	204	63

	2,079	554

The number of the remaining three individual during 2015 (2014: 1) whose remuneration fell within the following band is as follows:

	Number of employees

	2015	2014

Nil to RMB1,000,000	3	1

31.	INCOME TAX BENEFIT/(EXPENSE)

	2015	2014

Current income tax expenses:
- PRC corporate income tax	(255,299)	(260,721)
Deferred income tax benefit/(expense)	485,719	(814,189)

	230,420	(1,074,910)

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2014: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2014: 15%).

The reconciliation between the actual income tax expense of the Group and the theoretical tax amount that would arise using the PRC standard income tax rate applied to profit or loss before income tax of the Group is as follows:

	2015	2014
		(restated)

Profit/(loss) before income tax	193,293	(15,965,813)

Tax expense/(benefit) calculated at the standard income
tax rate of 25% (2014: 25%)	48,323	(3,991,453)
Tax effects of:
Preferential income tax rates applicable to certain
branches and subsidiaries	21,442	(19,631)
Impact of change in income tax rate	4,538	(53,490)
Tax losses of which no deferred tax assets recognised	422,230	2,045,362
Deductible temporary differences of which no deferred
tax assets recognised	241,812	1,223,707
Utilisation of previously unrecognised tax losses	(358,106)	(9,477)
Tax incentive in relation to deduction limits of
certain expenses	(2,502)	(4,949)
Non-taxable income and deductible interest	(149,084)	(205,539)
Expenses not deductible for tax purposes	30,280	417,544
Write-off of unrecoverable deferred tax assets previously
recognized	76,775	383,314
Recognition of deferred tax assets related to previously
unrecognized deductible temporary differences and
tax losses	(238,728)	-
Unrecognized taxable temporary differences relating to
equity investments	(351,846)	-
Recognition of taxable temporary differences relating to
equity investments previously unrecognized	-	1,321,405
True up adjustments in respect of prior year's
annual income tax filings and others	24,446	(31,883)

Income tax (benefit)/expense	(230,420)	1,074,910

Effective tax rate	(119%)	(6.73%)

Share of income tax expense of associates and joint ventures of RMB41 million (2014: RMB52.0 million) and RMB21 million (2014: RMB20.4 million) is included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

32.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

The basic earnings/(loss) per share is calculated by dividing the earnings/(loss) attributable to equity holders of the parent by the weighted average number of shares in issue during the year.

	2015	2014
		(restated)

Profit/(loss) attributable to owners
of the parent (RMB)	206,318,673	(16,208,169,006)
Other equity instruments' distribution	(19,287,671)	-

	187,031,002	(16,208,169,006)

Weighted average number of ordinary shares in issue	14,272,716,517	13,524,487,892

Basic earnings/(loss) per share (RMB)	0.01	(1.20)

(b)	Diluted

The diluted earnings/(loss) per share for the years ended 31 December 2015 and 2014 are the same as the basic earnings/(loss)per share as there were no dilutive potential shares during those years.

33.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

	(i)	the sum of the current period net profit and opening retained earnings in accordance with IFRSs;

	(ii)	the sum of the current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises; and

	(iii)	the amount limited by the Company Law of the PRC.

According to the resolution at the annual shareholders' meeting dated 25 June 2015, no dividend would be distributed for the year ended 31 December 2014. Thus, no dividend was paid in 2015 (2014: nil).

According to the resolution of the Board of Directors dated 17 March 2016, the directors did not propose any final dividend for the year ended 31 December 2015, which is to be approved by the shareholders.

34.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2015	2014
			(restated)

Cash flows generated from operating activities

Profit/(loss) before income tax		193,293	(15,965,813)
Adjustments for:			-
Share of profits and losses of joint ventures	8(a)	(23,238)	(89,510)
Share of profits and losses of associates	8(b)	(284,531)	(350,575)
Depreciation of property, plant and equipment	6	6,868,929	6,967,819
(Gain)/loss on disposal of other property,
plant and equipment and land use rights, net	27(b)	(18,075)	44,144
Impairment losses of property, plant and equipment	6	10,011	5,679,521
Impairment losses of intangible assets	5	-	108,424
Impairment losses of land use rights
and leasehold land	7	-	140,804
Amortisation of intangible assets	5	255,098	288,249
Amortisation of land use rights and leasehold land	7	86,969	84,608
Amortisation of prepaid expenses
included in other non-current assets	11	83,992	142,126
Realised and unrealised gains on futures,
option and forward contracts	27(b)	690,818	(266,867)
Gain on disposal of Shanxi Huaxing	27(b)	(2,588,134)	-
Loss on disposal of Ningxia photovoltaic subsidiaries		18,873	-
Gain on disposal of Jiaozuo Wanfang	27(b)	(832,369)	-
Gain on disposal aluminum production
buildings and plants of Guizhou Branch	27(b)	(1,364,821)	-
Gain on disposal of land use right of Gansu Hualu	27(b)	(375,025)	-
Gain on disposal of urban properties for
capital injection	27(b)	(350,218)	-
Gain on disposal of Hong Kong Properties	27(b)	(209,735)	-
Receipt from government subsidies		(280,535)	(154,726)
Interest income		(340,278)	(605,385)
Interest expense		5,949,665	6,720,132
Gain on financial products	27(b)	(38,469)	71,023
Change in special reserve		(103,364)	65,450
Others		(3,085)	-

		7,345,771	2,879,424

Changes in working capital:
Decrease in inventories		1,954,192	1,132,087
(Increase)/decrease in trade and notes receivables		(44,771)	841,622
(Increase)/decrease in other current assets		(769,218)	3,158,148
Increase in restricted cash		(126,364)	(615,432)
Increase in other non-current assets		(566,664)	(23,834)
(Decrease)/increase in trade and notes payables		(841,662)	3,296,851
Increase in other payables and accrued liabilities		1,019,266	2,745,679
Increase in other non-current liabilities		(461,995)	712,929

Cash generated from operations (Note(i))		7,508,555	14,127,474

PRC corporate income taxes paid		(277,105)	(308,715)

Net cash generated from operating activities		7,231,450	13,818,759

Non-cash transactions of investing activities
and financing activities
Debt to equity swap (Note (ii))		74,800	121,200
Capital injection in an associate by properties
and land use right (Note (iii))		565,627	-

Note:

i.	The cash inflows from the derecognised notes receivable which are discounted to banks are included in the cash flows generated from operating activities.

ii.	As disclosed in note 8(a), Guizhou Mining Company Co., Ltd converted its receivables amounting to RMB74.8 million due from Hengtaihe Mining Corporation Co., Ltd into capital injection.

iii.

As disclosed in note 8(b) in 2015, the Company together with its two subsidiaries, Chalco International Trading and Shanghai Kelin made capital contributions to Chinalco Property Development by way of injecting certain urban property assets.

iv.	In 2015, the Group had endorsed notes receivables from selling products and providing services amounting to RMB6,971 million.

35.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 Related Party Disclosures government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

	Notes	2015	2014

Sales of goods and services rendered:

Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries	(ix)	11,085,064	7,040,457
Associates of Chinalco		703,628	170,338
Joint ventures of Chinalco		-	142
Joint ventures		79,034	48,903
Associates		2,165,445	2,146,870

		14,033,171	9,406,710

Provision of engineering, construction and
supervisory services to:	(iii)
Chinalco and its subsidiaries	(ix)	62,375	68,634

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(ix)	302,571	390,046
Associates of Chinalco		14,803	17,750
Joint ventures		-	113
Associates		553	1,977

		317,927	409,886

Provision of product processing services to:	(vii)
Chinalco and its subsidiaries	(ix)	-	3,169

Rental revenue of land use rights and buildings to:	(vi)
Chinalco and its subsidiaries		34,281	34,887
Associates of Chinalco		249	-

		34,530	34,887

Purchases of goods and services:

Purchases of engineering, construction and
supervisory services from:	(iii)
Chinalco and its subsidiaries	(ix)	1,610,428	987,706

Purchases of key and auxiliary materials,
equipment and finished goods from:	(iv)
Chinalco and its subsidiaries	(ix)	1,710,841	3,009,894
Associates of Chinalco		-	386,609
Joint ventures		1,276,078	1,268,123
Associates		414,539	762,003

		3,401,458	5,426,629

Provision of social services and
logistics services by:	(v)
Chinalco and its subsidiaries	(ix)	324,872	312,626

Provision of utility services by:	(ii)
Chinalco and its subsidiaries	(ix)	643,597	414,745

Provision of product processing services by:
Chinalco and its subsidiaries	(vii)
	(ix)	62,623	76,075

Rental expenses for buildings and land use
rights charged by Chinalco and its subsidiaries	(vi), (ix)	590,657	561,528

Other significant related party transactions:

Borrowing from a subsidiary of Chinalco	(viii), (ix)	5,929,000	1,429,000

Interest expense on a borrowing from
a subsidiary of Chinalco		137,777	38,772

Entrusted loan from a subsidiary of Chinalco		-	70,000

Entrusted loans and other borrowings to:
Joint ventures		140,000	764,000

Interest income on entrusted loans and
other borrowings:
Joint ventures		14,061	60,459
An associate		-	88
Chinalco and its subsidiaries		-	2,027

		14,061	62,574

Interest income from the unpaid
disposal proceeds from:
Chinalco and its subsidiaries		326,217	542,811

Disposal of assets under a sale and leaseback
contract to a subsidiary of Chinalco	(xi)	1,150,000	300,000

Finance lease under a sale and leaseback
contract from a subsidiary of Chinalco	(xi), (ix)	1,150,064	304,239

Provision of financial guarantees to:
Joint ventures	(x)	340,900	345,760
An associate	(x)	17,470	23,710

		358,370	369,470

Financial guarantees provided by:
Subsidiaries of Chinalco	19(e)	12,000	138,000

Discounted notes receivables to
a subsidiary of Chinalco		122,000	118,757

All transactions with related parties are conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

(1)	The price prescribed by the PRC government ("state-prescribed price") is adopted;

(2)	If there is no state-prescribed price, state-guidance price is adopted;

(3)	If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Group. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on the market rate for its lease of buildings owned by Chinalco.

(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

(viii)

Chinalco Finance, a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, provide deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix)	The related party transactions in respect of these items above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(x)

The Group provided guarantees to Xinyugou Coal and Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd., joint ventures of the Group, and Xingshengyuan Coal, an associate of the Group, for their bank loans amounting to RMB311 million, RMB30 million and RMB17 million, respectively.

(xi)

As disclosed in note 20, the Company and its subsidiaries have entered into several sales and lease back agreements with Chinalco Finance and Chinalco Finance Leasing, respectively. Under these agreements, the Company and its subsidiaries sold certain assets and construction in progress to Chinalco Finance and Chinalco Finance Leasing, and leased back the assets and construction in progress under finance lease terms.

(xii)	As disclosed in note 8(b), the Group transferred certain urban properties and cash to Chinalco Property Development as capital injection which constituted a connected transaction.

(xiii)	Transfer of the Property Assets of Chalco Hong Kong to Chinalco Assets Holdings

In November 2015, Chalco Hong Kong and Chinalco Assets Holdings entered into an asset transfer agreement, pursuant to which, Chalco Hong Kong agreed to dispose of the property assets ("HK Property") of Chalco Hong Kong to Chinalco Assets Holdings. The appraised value of the properties was HKD372 million (equivalent to RMB311 million) as at the Benchmark Date of 30 September 2015. According to the asset transfer agreement, 30% of the total consideration, i.e. HKD112 million (equivalent to RMB93 million), shall be paid to Chalco Hong Kong by Chinalco Assets Holdings in December 2015, and the remaining 70% of the total consideration shall be paid before 30 June 2016. The transaction between the Group and Chinalco Assets Holdings constituted a connected transaction.

The Group disposed of the Hong Kong Properties with carrying value of RMB102 million and recognised a gain of RMB210 million. In December 2015, the Group received the first batch of the asset transfer consideration of RMB93 million.

(xiv)

As disclosed in note 38, the Group acquired relevant assets and liabilities of High-Purity Aluminum Plant and Light Metal Material Plant ("High-Purity Aluminum and Light Metal") from Baotou Group which also constituted a connected transaction.

(xv)	As disclosed in note 8(b), the capital injection to Chalco Resource constituted a connected transaction.

(xvi)	As disclosed in note 8(b), the capital injection to China Rare Earth constituted a connected transaction.

During the years ended 31 December 2015 and 2014, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at 31 December 2015 and 2014 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	31 December 2015	31 December 2014

Cash and cash equivalents deposited with
A subsidiary of Chinalco (Note)	7,585,515	4,889,705

Trade and notes receivables
Chinalco and its subsidiaries	857,742	886,532
Associates of Chinalco	23	1,922
Associates	-	229
Joint ventures	28,268	8,213

	886,033	896,896

Provision for impairment of receivables	(125,694)	(167,799)

	760,339	729,097

Note:

On 26 August 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On 24 August 2012 and 28 April 2015, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending 25 August 2018.

	31 December 2015	31 December 2014

Other current assets
Chinalco and its subsidiaries	4,852,181	4,841,266
Associates	-	90,977
Joint ventures	1,438,938	1,310,499

	6,291,119	6,242,742

Provision for impairment of other current assets	(49,014)	(54,516)

	6,242,105	6,188,226

Other non-current assets
Chinalco and its subsidiaries	4,252,776	8,195,904
Joint ventures	409,251	-
An associate	111,846	111,846

	4,773,873	8,307,750

Borrowings and finance lease payable
Subsidiaries of Chinalco	6,070,364	1,402,639

Trade and notes payables
Chinalco and its subsidiaries	481,006	429,809
Associates of Chinalco	-	4
Associates	-	15,520
Joint ventures	160,215	81,988

	641,221	527,321

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,281,120	1,426,842
Associates of Chinalco	171	880
Associates	1,019	91,207
Joint ventures	62,613	472

	1,344,923	1,519,401

As at 31 December 2015, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB31,345 million (31 December 2014: RMB31,680 million) and RMB50,794 million (31 December 2014: RMB73,651 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel

	2015	2014

Fees	653	622
Basic salaries, housing fund, other allowances
and benefits in kind	3,202	4,062
Discretionary bonus	-	-
Pension cost	221	508

	4,076	5,192

Details of directors' and senior management's remuneration are included in note 30 to the financial statements.

(d)	Commitments with related parties

As at 31 December 2015 and 2014, except for the other capital commitments disclosed in note 42(c) to these financial statements, the Group had no significant commitments with related parties.

36.	FINANCIAL AND CAPITAL RISK MANAGEMENT

	36.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in the preceding year and disposal of Hong Kong Properties in the current year, and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 11, 13, 14, 15 and 19 and 23 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at 31 December 2015, the Group only has significant exposure to USD.

As at 31 December 2015, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the comprehensive income for the year would have been approximately RMB177 million lower/higher (2014: RMB238 million higher/lower), mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2015 than in 2014, mainly due to the decrease in the USD denominated cash and receivables.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at 31 December 2015 and 2014.

(ii)	Interest rate risk

As at 31 December 2015, as the Group had no significant interest-bearing assets except for bank deposits (note 15), entrusted loans (note 14), receivables arising from disposal of subsidiaries, business and assets (note 11 and note 14) and a prepayment paid to a supplier (note 11), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is at the rate of one-year bank loan determined by People's Bank of China at the payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at 31 December 2015 and 2014.

The interest rate risk for the Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 19. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at 31 December 2015, if interest rates had been 100 basis points (31 December 2014: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB503 million lower/higher (2014: RMB547 million (restated)), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at 31 December 2015 and 2014.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for hedging other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at 31 December 2015, the fair values of the outstanding futures contracts amounting to RMB2 million (31 December 2014: RMB121 million) and RMB11 million (31 December 2014: RMB4 million) are recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at 31 December 2015, the fair value of outstanding options contracts amounting to RMB151 million (31 December 2014: RMB25 million) was recognised in financial liabilities at fair value through profit or loss.

A summary of futures contracts held as at 31 December 2015 is as follows:

	As at 31 December 2015

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
- long position	51,850	532,285	568,353	January to March 2016
- short position	229,535	2,470,025	2,513,938	January to June 2016
Copper:
- long position	425	15,513	15,615	January 2016
- short position	2,525	92,433	92,756	January to February 2016
Zinc:
- long position	1,275	16,863	17,116	February to May 2016
- short position	800	9,884	10,732	February 2016

	As at 31 December 2014

	Quantity (expressed in tonnes)	Contract value	Market value	Contract maturity

Primary aluminum:
- long position	44,535	600,762	591,871	January to May 2015
- short position	121,860	1,703,565	1,571,999	February to March 2015
Copper:
- long position	8,900	384,072	379,780	January to March 2015
Zinc:
- long position	1,000	16,444	16,723	January to May 2015
- short position	460	7,700	7,672	January to May 2015
Lead:
- short position	25	340	308	January 2015
Coal:
- long position	90,000	68,568	67,140	September 2015
- short position	52,000	51,148	51,996	January to May 2015

As at 31 December 2015, if the commodity futures prices had increased/decreased by 3% (31 December 2014: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2015	2014

Primary aluminum	Decrease/increase RMB43.776 million	Decrease/increase RMB22.053 million

Copper	Decrease/increase RMB1.736 million	Increase/decrease RMB8.545 million

Zinc	Increase/decrease RMB0.144 million	Increase/decrease RMB0.204 million

Lead	N/A	Decrease/increase RMB0.007 million

Coal	N/A	Increase/decrease RMB0.341 million

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term investments and these receivables included in notes 9, 11, 13, 14, and 15 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group also provided financial guarantees to certain subsidiaries, two joint ventures and an associate as well as a third party. The guarantees to joint ventures and an associate mentioned in note 35 represented the Group's maximum exposure to credit risk in relation to its guarantees to joint ventures and an associate. As at 31 December 2015, the guarantees balance provided to a third party is RMB11 million.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at 31 December 2015, the Group has the receivables amounting to RMB8,792 million from Chinalco and its subsidiaries which arose from the disposal of subsidiaries, business and assets. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

For the year ended 31 December 2015, revenues of approximately RMB31,818 million (2014: RMB24,986 government including Chinalco. There were no other individual customers from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended 31 December 2015 and 2014. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at 31 December 2015 and 2014.

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at 31 December 2015, the Group had total banking facilities of approximately RMB138,392 million of which amounts totalling RMB67,620 million have been utilised as at 31 December 2015. Banking facilities of approximately RMB63,877 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 31 December 2015, the Group had credit facilities through its futures agent at the LME amounting to USD120 million (equivalent to RMB799.23 million) (31 December 2014: USD120 million (equivalent to RMB734.28 million)), of which USD58 million (equivalent to RMB376.28 million) (31 December 2014: USD57 million (equivalent to RMB346.09 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at 31 December 2015
Finance lease payables, including
current portion	1,815,657	1,803,103	3,751,049	-	7,369,809
Long-term bank and other loans,
including current portion	4,602,511	4,865,485	13,785,703	9,113,934	32,367,633
Long-term bonds	-	2,000,000	-	-	2,000,000
Medium-term notes and bonds,
including current portion	6,900,000	6,400,000	12,500,000	-	25,800,000
Short-term bonds	6,600,000	-	-	-	6,600,000
Short-term bank and other loans	34,749,287	-	-	-	34,749,287
Interest payables for borrowings	5,489,314	2,057,931	3,110,273	5,156,622	15,814,140
Financial liabilities at fair value
through profit or loss	161,700	-	-	-	161,700
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest	7,712,263	-	-	-	7,712,263
Financial liabilities included in other
non-current liabilities (Note)	-	150,251	437,129	385,975	973,355
Trade and notes payables	14,506,138	-	-	-	14,506,138

	82,536,870	17,276,770	33,584,154	14,656,531	148,054,325

Note:	As disclosed in note 21, as at 31 December 2015, the carrying value of financial liabilities included in other non-current liabilities was RMB798 million (31 December 2014: RMB771 million).

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

As at 31 December 2014 (restated)
Finance lease payables, including
current portion	318,103	444,022	910,926	-	1,673,051
Long-term bank and other loans,
including current portion	6,572,862	3,331,060	11,784,104	10,258,318	31,946,344
Long-term bonds	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds,
including current portion	4,000,000	6,900,000	9,400,000	-	20,300,000
Short-term bonds	23,000,000	-	-	-	23,000,000
Short-term bank and other loans	40,984,396	-	-	-	40,984,396
Interest payables for borrowings	5,793,584	2,516,312	3,488,030	596,089	12,394,015
Financial liabilities at fair
value through profit or loss	29,384	-	-	-	29,384
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest	8,277,693	-	-	-	8,277,693
Financial liabilities included in
other non-current liabilities	-	229,704	581,265	359,264	1,170,233
Trade and notes payables	15,751,262	-	-	-	15,751,262

	104,727,284	13,421,098	28,164,325	11,213,671	157,526,378

36.2	Financial instruments

	(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	31 December 2015

	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial investments	Total

Current
Trade and notes receivables	-	5,151,039	-	5,151,039
Available-for-sale financial investments	-	-	224,820	224,820
Financial assets at fair value
through profit or loss	2,058	-	-	2,058
Restricted cash and time deposits	-	1,734,739	-	1,734,739
Cash and cash equivalents	-	20,753,136	-	20,753,136
Financial assets included in other
current assets	-	9,192,087	-	9,192,087

Subtotal	2,058	36,831,001	224,820	37,057,879

Non-current
Available-for-sale financial investments	-	-	130,440	130,440
Financial assets included in other
non-current assets	-	6,057,461	-	6,057,461

Subtotal	-	6,057,461	130,440	6,187,901

Total	2,058	42,888,462	355,260	43,245,780

Financial liabilities

	31 December 2015

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current
Financial liabilities at fair value
through profit or loss	161,700	-	161,700
Interest-bearing loans and borrowings	-	54,422,863	54,422,863
Financial liabilities included in other
payables and accrued liabilities (note 22)	-	8,824,791	8,824,791
Trade and notes payables	-	14,506,138	14,506,138

Subtotal	161,700	77,753,792	77,915,492

Non-current
Financial liabilities included in other
non-current liabilities (note 21)	-	797,994	797,994
Interest-bearing loans and borrowings	-	53,725,670	53,725,670

Subtotal	-	54,523,664	54,523,664

Total	161,700	132,277,456	132,439,156

Financial assets

	31 December 2014 (restated)

	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial investments	Total

Current
Trade and notes receivables	-	5,332,534	-	5,332,534
Available-for-sale financial investments	-	-	4,635,600	4,635,600
Financial assets at fair value
through profit or loss	120,901	-	-	120,901
Restricted cash and time deposits	-	1,663,590	-	1,663,590
Cash and cash equivalents	-	16,268,600	-	16,268,600
Financial assets included in other
current assets (note 14)	-	6,820,992	-	6,820,992

Subtotal	120,901	30,085,716	4,635,600	34,842,217

Non-current
Available-for-sale financial investments	-	-	74,850	74,850
Financial assets included in other
non-current assets (note 11)	-	8,393,122	-	8,393,122

Subtotal	-	8,393,122	74,850	8,467,972

Total	120,901	38,478,838	4,710,450	43,310,189

Financial liabilities

	31 December 2014 (restated)

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total

Current
Financial liabilities at fair value
through profit or loss	29,384	-	29,384
Interest-bearing loans and borrowings	-	75,358,958	75,358,958
Financial liabilities included in other
payables and accrued liabilities	-	9,201,623	9,201,623
Trade and notes payables	-	15,751,262	15,751,262

Subtotal	29,384	100,311,843	100,341,227

Non-current
Financial liabilities included in other
non-current liabilities	-	771,294	771,294
Interest-bearing loans and borrowings	-	44,769,211	44,769,211

Subtotal	-	45,540,505	45,540,505

Total	29,384	145,852,348	145,881,732

(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values

	31 December 2015	31 December 2014	31 December 2015	31 December 2014

Financial assets
Financial assets included
in other non-current
assets (note 11)	6,057,461	8,393,122	6,245,648	8,703,168

	Carrying amounts		Fair values

	31 December 2015	31 December 2014	31 December 2015	31 December 2014

Financial liabilities
Financial liabilities included
in other non-current
liabilities (note 21)	797,994	771,294	797,994	771,294
Long-term interest-bearing
loans and borrowings
(note 19)	53,725,670	44,769,211	52,987,968	44,292,962

	54,523,664	45,540,505	53,785,962	45,064,256

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

*

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

*

The fair values of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2015 was assessed to be insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 31 December 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	2,058	-	-	2,058
Available-for-sale financial investments	59,940	224,820	-	284,760

	61,998	224,820	-	286,818

As at 31 December 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	120,901	-	-	120,901
Available-for-sale financial investments	-	4,635,600	-	4,635,600

	120,901	4,635,600	-	4,756,501

Liabilities measured at fair value

As at 31 December 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value
through profit or loss:
Futures contracts	10,719	-	-	10,719
European option contracts	-	150,981	-	150,981

	10,719	150,981	-	161,700

As at 31 December 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities at fair value
through profit or loss:
Futures contracts	4,455	-	-	4,455
European option contracts	-	24,929	-	24,929

	4,455	24,929	-	29,384

Assets for which fair values are disclosed

As at 31 December 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	6,245,648	-	6,245,648

As at 31 December 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	8,703,168	-	8,703,168

Liabilities for which fair values are disclosed

As at 31 December 2015	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities included in
other non-current liabilities	-	797,994	-	797,994
Long-term interest-bearing loans
and borrowings	-	52,987,968	-	52,987,968

	-	53,785,962	-	53,785,962

Liabilities for which fair values are disclosed

As at 31 December 2014	Fair value measurement using

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Financial liabilities included in
other non-current liabilities	-	771,294	-	771,294
Long-term interest-bearing loans
and borrowings	-	44,292,962	-	44,292,962

	-	45,064,256	-	45,064,256

During the year, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2014: nil).

36.3	Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities and income tax payable) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2015 and 2014, the change in sales prices of the Group's primary products has adversely impacted on the profitability of the Group. The gearing ratio as at 31 December 2015 is as follows:

	31 December 2015	31 December 2014
		(restated)

Total liabilities (excluding deferred tax
liabilities and income tax payable)	137,922,304	152,049,076
Less: restricted cash, time deposits and cash
and cash equivalents	(22,487,875)	(17,932,190)

Net debt	115,434,429	134,116,886

Total equity	50,297,436	39,653,846
Add: net debt	115,434,429	134,116,886
Less: non-controlling interests	(11,457,339)	(11,353,155)

Total capital attributable to owners of the parent	154,274,526	162,417,577

Gearing ratio	75%	83%

The decrease in the gearing ratio as at 31 December 2015 mainly resulted from the increase of share capital by the issuance of A shares.

37.	PARTLY-OWNED SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2015	2014

Percentage of equity interest held by
non-controlling interests

Ningxia Energy	29.18%	29.18%
Shandong Huayu	45.00%	45.00%

Loss for the year allocated to non-controlling interests

Ningxia Energy	(29,716)	(550,825)
Shandong Huayu	(21,459)	(19,940)

Dividends paid to non-controlling interests

Ningxia Energy	41,905	64,553
Shandong Huayu	-	-

Accumulated balances of non-controlling
interests at the reporting dates

Ningxia Energy	3,496,613	3,572,917
Shandong Huayu	742,704	766,693

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2015	Ningxia Energy	Shandong Huayu

Revenue	3,929,406	2,355,849
Total expenses	(3,981,824)	(2,403,535)
Loss for the year	(52,418)	(47,686)
Total comprehensive loss for the year	(52,418)	(47,686)

Current assets	3,392,945	930,275
Non-current assets	30,534,583	2,461,806
Current liabilities	(6,507,721)	(1,751,726)
Non-current liabilities	(18,229,159)	(1,110)

Net cash flows from operating activities	2,281,584	261,886
Net cash flows used in investing activities	(2,077,674)	(36,529)
Net cash flows (used in)/from financing activities	(227,037)	120,570
Effect of foreign exchange rate changes, net	(576)	-

Net (decrease)/increase in cash and cash equivalents	(23,703)	345,927

2014	Ningxia Energy	Shandong Huayu

Revenue	4,676,461	2,644,227
Total expenses	(6,366,978)	(2,688,539)
Loss for the year	(1,690,517)	(44,312)
Total comprehensive loss for the year	(1,690,517)	(44,312)

Current assets	4,052,484	584,375
Non-current assets	29,611,512	2,480,330
Current liabilities	(6,952,449)	(1,372,077)
Non-current liabilities	(17,417,698)	(385)

Net cash flows from operating activities	2,004,293	589,152
Net cash flows used in investing activities	(2,270,943)	(71,158)
Net cash flows from/(used in) financing activities	372,707	(435,947)
Effect of foreign exchange rate changes, net	84	-

Net increase in cash and cash equivalents	106,141	82,047

38.	BUSINESS COMBINATION

In November 2015, Baotou Aluminum, the subsidiary of the Company, acquired relevant assets and liabilities of High-Purity Aluminum and Light Metal of Baotou Aluminum Group at a total cash consideration of RMB37.662 million. Baotou Aluminum Group is a subsidiary of Chinalco, the parent company of the Group. Before and after the acquisition, both sides are controlled by Chinalco, and the control is not temporary. Thus, the acquisition is considered to be business combination under common control. The combination date is 30 November 2015, which is determined by the date of transfer of the assets and liabilities.

The book values of the assets and liabilities of High-Purity Aluminum and Light Metal as at the acquisition date and the comparative financial figures were as follows:

	31 December 2015	31 December 2014

Assets
Trade and notes receivables	47,729	19,959
Other current assets	13	11,808
Inventories	146,224	101,898
Property, plant and equipment	76,611	87,609
Intangible assets	1,347	2,139

Liabilities
Trade and notes payables	43,597	2,911
Other payables and accrued expenses	137,539	3,791
Interest bearing loans and borrowings	65,000	191,707

Net assets	25,788	25,004

Difference recognised in equity	11,874

	37,662

Satisfied by cash	37,662

Total purchase consideration	37,662

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of High-Purity Aluminum Plant and Light Metal is as follows:

Cash consideration paid	30,000
Cash and bank balances acquired	-

Net outflow of cash and cash equivalents included
in cash flows from investing activities	30,000

39.	DISPOSAL OF SUBSIDIARIES

(a)	Disposal of Shanxi Huaxing

In December 2015, the Group entered into Equity Transfer Agreement with Shenzhen CR Yuanda, a state-owned entity, to transfer 50% equity interests in Shanxi Huaxing, a wholly owned subsidiary, through the Shanghai United Assets and Equity Exchange at a price of RMB2,351 million. The price was determined based on the appraisal value provided by an independent qualified appraisal company. According to the Equity Transfer Agreement, 30% of the consideration amounting to RMB705 million has been received by the Group in December 2015 whereas the remaining amount of RMB1,646 million would be paid within one year from the effective date of the Equity Transfer Agreement and the balance is interest bearing charged at prevailing lending interest rate.

The directors of the Company are of the opinion that the Group lost control over Shanxi Huaxing and accounted for it as a joint venture accordingly. As of the date of disposal, the carrying amounts of Shanxi Huaxing was RMB2,115 million, and the Group recognised gain of disposal of subsidiary of RMB1,294 million for 50% equity interest disposed of. The Group re-measured the remaining 50% net assets of Shanxi Huaxing to fair value of RMB2,351 million and recognised fair value gain of RMB1,294 million accordingly.

The details of the net assets disposed of are as follows:

Date of disposal

Net assets disposed of:
Cash and cash equivalents	114,794
Restricted cash and time deposits	46,716
Trade and notes receivables	34,479
Other current assets	30,849
Inventories	340,218
Property, plant and equipment (note 6)	4,495,019
Land use right (note 7)	251,295
Intangible assets (note 5)	365,427
Deferred tax assets (note 10)	3,057
Other non-current assets	487,076
Trade and notes payables	(426,288)
Other payables and accrued liabilities	(898,781)
Interest bearing loans and borrowings	(2,312,574)
Income tax payable	(4,271)
Other non-current liabilities	(412,192)

Net assets	2,114,824
50% of net assets transferred into joint venture (Note)	(1,057,412)

Net assets disposed of	1,057,412
Gain on disposal of Shanxi Huaxing	1,294,067

2,351,479

Satisfied by:
Cash	705,444
Receivables as at 31 December 2015	1,646,035

2,351,479

Note:
50% of net assets transferred into joint venture	1,057,412
Gain on remeasurement of the remaining equity interest at
fair value (note 27(b))	1,294,067

Initial cost of investment in joint venture (note 8(a))	2,351,479

An analysis of the cash flows of cash and cash equivalents in respect of the Disposal of Shanxi Huaxing is as follows:

2015

Cash consideration received	705,444
Less: cash and cash equivalents of Shanxi Huaxing disposed of	114,794

Net inflows of cash and cash equivalents in respect
of the disposal of Shanxi Huaxing	590,650

(b)	Lost control of Ningxia photovoltaic subsidiaries

In September and Octobor 2015, LingWu People's Court, Yinchuan Intermediate People's Court and Wuzhong People's Court accepted the liquidation petition filed by the Group's subsidiaries, Ningxia Ning Electric Silicon Co., Ltd.* (), Ningxia Ning Electric PV Material Co., Ltd.* (), Ningxia Ning Electric Silicon Materials Co., Ltd.* () and Ningxia Yinxing Polycrystalline Silicon Co., Ltd.* () (hereinafter referred to as "Ningxia photovoltaic subsidiaries"), respectively. Upon the liquidation administrators took control over those companies, the directors of the Company considered the Group lost control over Ningxia photovoltaic subsidiaries and therefore ceased to consolidate these companies since then ("date of lost control").

The book value of assets and liabilities of Ningxia photovoltaic subsidiaries is result from the fair value adjustments of Ningxia photovoltaic subsidiaries' assets and liabilities arising from acquisition of Ningxia Energy in 2013.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

The details of the net assets of Ningxia photovoltaic subsidiaries are as follows:

Date of disposal

Net assets:
Cash and cash equivalents	189
Trade and notes receivables	47,619
Other current assets	166,377
Inventories	18,718
Property, plant and equipment (note 6)	387,324
Land use right (note 7(b))	114,330
Intangible assets (note 5)	3,954
Other non-current assets	8,432
Available-for-sale financial investments	5,686
Trade and notes payables	(290,441)
Other payables and accrued expenses	(215,198)
Deferred tax liabilities (note 10)	(36,389)
Other non-current liabilities	(61,123)

Net assets	149,478

Trade and notes receivable due from Ningxia photovoltaic subsidiaries	15,644
Other current amount due from Ningxia photovoltaic subsidiaries	1,435,802
Provision for trade and notes receivable due from Ningxia photovoltaic subsidiaries	(15,644)
Provision for other current assets due from Ningxia photovoltaic subsidiaries	(1,321,712)

Consideration	114,090

Release of unrealised gains or losses between Ningxia photovoltaic subsidiaries and the Group upon deconsolidation	16,515

Net loss on lost control of Ningxia photovoltaic subsidiaries	(18,873)

An analysis of the cash flows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries is as follows:

2015

Cash consideration paid	-
Less: cash and cash equivalents of Ningxia photovoltaic subsidiaries	189
Net outflows of cash and cash equivalents in respect of lost control of Ningxia photovoltaic subsidiaries	(189)

40.	OTHER EQUITY INSTRUMENTS

On 22 October 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued USD350 million senior perpetual securities at an initial distribution rate of 6.625% (the "2013 Senior Perpetual Securities"). The proceeds from issuance of the 2013 Senior Perpetual Securities after the issuance costs is USD347 million (equivalent to RMB2,123 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from 29 October 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after 29 October 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 29 October 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On 10 April 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities at an initial distribution rate of 6.25% (the "2014 Senior Perpetual Securities"). The proceeds from issuance of the 2014 Senior Perpetual Securities after the issuance costs is USD398 million (equivalent to RMB2,462 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on 29 April and 29 October in arrears from 17 April 2014 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after 17 April 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 17 April 2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly owned subsidiaries of Chalco Hong Kong as guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On 27 October 2015, the Company issued RMB2,000 million perpetual medium-term notes at an initial distribution rate of 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from issuance of the 2015 Perpetual Medium-term Notes is RMB2,000 million. The proceeds will be used for repayments of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes are paid annually in arrears from 29 October 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity and are callable only at the Group's option on 29 October 2020 or any coupon distribution date after 29 October 2020 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 per cent, (b) the China Treasury Rate, and (c) a margin of 300 Bps every five years after 29 October 2020. While any coupon distribution payments are unpaid or deferred, the headquarters of the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments of the headquarters of the Company.

Pursuant to the terms of the 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities and 2015 Perpetual Medium-term Notes, the Group has no contractual obligation to repay their principal or to pay any coupon distribution. The 2013 Senior Perpetual Securities, 2014 Senior Perpetual Securities and 2015 Perpetual Medium-term Notes do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

41.	CONTINGENT LIABILITIES

As at 31 December 2015 and 2014, the Group had no significant contingent liabilities.

42.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	31 December 2015	31 December 2014

Contracted, but not provided for	7,770,944	12,624,047

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at 31 December 2015 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	31 December 2015	31 December 2014

Within one year	561,028	556,727
In the second to fifth years, inclusive	2,167,718	2,310,421
After five years	15,088,512	16,276,818

	17,817,258	19,143,966

(c)	Other capital commitments

As at 31 December 2015, commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	31 December 2015	31 December 2014

Associates	1,492,475	1,102,250
Joint ventures	244,800	74,800

	1,737,275	1,177,050

43.	EVENTS AFTER THE REPORTING PERIOD

(a)

On 1 February 2016, Jiaozuo Wanfang held the first extraordinary general meeting and conducted general election of non-independent directors and independent directors of the seventh session of the board of directors. None of the six non-independent nor the three independent directors representing the Company was appointed by Jiaozuo Wangfang. Thus, the Company lost significant influence on Jiaozuo Wanfang.

(b)

As set out in note16 (a), on 25 June 2015, the Group and Shandong Aluminum, a subsidiary of Chinalco, signed an asset exchange agreement that the Group would exchange part of the assets and liabilities of Chalco Shandong with part of the assets and liabilities of Shandong Aluminum. In January 2016, the exchange of Chalco Shandong business and Shandong Aluminum business was completed.

(c)

On 5 February 2016, the Company received notice from Chinalco, that ACCOH, a subsidiary of Chinalco, has increased holding H shares of the Company through the Hong Kong stock exchange trading system since 9 November 2015. As of 4 February 2016, Chinalco and ACCOH have increased holding A and H shares of the Company by 188 million shares, accounting for about 1.26% of the total shares of the Company. On the same day, Chinalco and the persons acting in concert held 5,135 million A shares and 187 million H shares of the Company in aggregate, accounting for about 35.71% of the total shares of the Company.

44.	COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combination under common control as disclosed in note 38.

45.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	31 December 2015	31 December 2014

ASSETS
Non-current assets
Intangible assets	3,282,017	3,638,375
Property, plant and equipment	33,258,857	44,064,328
Land use rights and leasehold land	852,679	1,102,498
Investments in subsidiaries	31,537,923	25,491,924
Investments in joint ventures	1,336,924	1,151,923
Investments in associates	2,763,649	1,067,463
Available-for-sale financial investments	64,940	7,000
Deferred tax assets	299,865	291,822
Other non-current assets	4,174,660	3,927,933

Total non-current assets	77,571,514	80,743,266

Current assets
Inventories	6,096,147	11,089,803
Trade and notes receivables	1,408,012	1,905,978
Other current assets	15,311,341	8,952,811
Financial assets at fair value through profit or loss	255	-
Available-for-sale financial investments	17,720	2,525,600
Restricted cash and time deposits	149,288	252,459
Cash and cash equivalents	12,650,099	7,567,985

	35,632,862	32,294,636

Non-current assets held for sale	78,838	-

Total current assets	35,711,700	32,294,636

Total assets	113,283,214	113,037,902

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	14,903,798	13,524,488
Other reserves	29,721,714	21,148,051
Accumulated losses
- proposed final dividend for the year	-	-
- others	(9,889,519)	(12,228,419)

Total equity	34,735,993	22,444,120

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	33,638,462	23,940,172
Other non-current liabilities	1,354,080	1,317,175

Total non-current liabilities	34,992,542	25,257,347

Current liabilities
Interest-bearing loans and borrowings	31,954,073	53,174,693
Other payables and accrued liabilities	8,051,891	6,369,227
Trade and notes payables	3,548,715	5,792,515

Total current liabilities	43,554,679	65,336,435

Total liabilities	78,547,221	90,593,782

Total equity and liabilities	113,283,214	113,037,902

Net current liabilities	7,842,979	33,041,799

Total assets less current liabilities	69,728,535	47,701,467

Note:

A summary of the Company's reserves is as follows:

	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Available-for-sale reserve	Other equity instrument	Retained earnings/ (accumulated losses)	Total

Balance at 1 January 2014	14,390,784	852,925	5,867,557	36,962	-	-	868,753	22,016,981
Loss for the year	-	-	-	-	-	-	(13,097,172)	(13,097,172)
Other appropriation	-	-	-	(177)	-	-	-	(177)

Balance at 31 December 2014	14,390,784	852,925	5,867,557	36,785	-	-	(12,228,419)	8,919,632
Profit for the year	-	-	-	-	-	-	2,358,188	2,358,188
Issuance of A shares	6,518,162	-	-	-	-	-	-	6,518,162
Other appropriation	-	-	-	(1,949)	-	-	-	(1,949)
Transfer form a branch to a subsidiary	-	-	-	(19,778)	-	-	-	(19,778)
Gain on available-for-sale financial assets	-	-	-	-	57,940	-	-	57,940
Perpetual Medium-term notes	-	-	-	-	-	2,000,000	-	2,000,000
Perpetual Medium-term notes' distribution	-	-	-	-	-	19,288	(19,288)	-

At 31 December 2015	20,908,946	852,925	5,867,557	15,058	57,940	2,019,288	(9,889,519)	19,832,195

46.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 17 March 2016.

By Order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the People's Republic of China
17 March 2016

As at the date of this announcement, the members of the board of directors comprise Mr. Ao Hong, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary